TEMPLETON GROWTH FUND INC



FRANKLIN TEMPLETON INVESTMENTS

40-33
811-04892
Branch 18

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL



SEC MAIL PROCESSING
RECEIVED
MAR 31 2005
WASH, D.C. 213 SECTION



05049669

March 24, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti,et al., v. Franklin Resources, Inc., et al.,* Case No. C 04-0883 SI

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office.

1. Second Amended Complaint under Investment Company Act of 1940 and Pendent State Claims; Demand for Jury Trial (Counts IV, V, VI, VII, and IX only); alongwith exhibits 1-4.
2. Order Partially Granting and Partially Denying Defendants' Motion to Dismiss.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

PROCESSED
B
APR 08 2005
THOMSON
FINANCIAL

16739-5



IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.
_____________________________/

No. C 04-00883 SI

ORDER PARTIALLY GRANTING AND PARTIALLY DENYING DEFENDANTS' MOTION TO DISMISS

On February 4, 2005, the Court heard oral argument on defendants' motion to dismiss the complaint. Having carefully considered the arguments of counsel and the papers submitted, the Court hereby PARTIALLY GRANTS and PARTIALLY DENIES defendants' motion.

BACKGROUND

This action is brought by shareholders of several mutual funds ("Funds") created, sold, advised, and managed as part of the Franklin Templeton fund family ("the Fund Complex"). Specifically, the Funds are Templeton Growth Fund, Franklin Balance Sheet Investment Fund, Franklin U.S. Government Securities Fund, Franklin Flex Cap Growth Fund, Franklin DynaTech Fund, Franklin Income Fund, Franklin Small-Mid Cap Growth Fund, Franklin Biotechnology Discovery Fund, Mutual Shares Fund, and Franklin Utilities Fund. First Am. Compl. ("Am. Compl.") at ¶ 1.[1]

Defendants are Franklin Resources, Inc., Templeton Global Advisors, Ltd., Franklin Advisory

[1] On March 4, 2004, plaintiffs filed this action on behalf of five funds; they amended the complaint on June 3, 2004, adding Franklin Income Fund, Franklin Small-Mid Cap Growth Fund, Franklin Biotechnology Discovery Fund, Mutual Shares Fund, and Franklin Utilities Fund as plaintiffs, and adding as defendants Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC.

Services, LLC, Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC. Id. at ¶ 2. The companies are various investment advisors affiliated with a single parent company, also a defendant, Franklin Resources, Inc. ("Franklin Resources"), a publicly traded company incorporated in Delaware and headquartered in San Mateo, California. Id. Plaintiffs allege that defendants receive advisory fees from the Funds for investment advisory services and administrative services, and these fees are based on a percentage of the net assets of each of the Funds. Id. at ¶ 5. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders under "Distribution Plans" adopted pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1. Id. at ¶ 8. These distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex and amount to more than $7 million annually. Id. Plaintiffs allege that the advisory fees charged by defendants are higher than those for other funds for which defendants perform equivalent services and that the distribution fees are excessive, in violation of Rule 12b-1 and § 36(b) of the Investment Company Act ("ICA"). Plaintiffs specifically claim that, despite significant growth in the Funds since 1983, the Funds have not benefitted from the economies of scale and instead have been charged advisory and distribution fees that are disproportionately large in relation to the services provided. Id. at ¶ 14.

Plaintiffs seek to either rescind the investment advisory agreements and Distribution Plans and recover the total fees charged by defendants, or, in the alternative, to recover the excess profits resulting from economies of scale wrongfully retained by defendants, and any other excessive compensation or improper payments received and retained by defendants in breach of their fiduciary duty under § 36(b), 15 U.S.C. § 80a-35(b), and state law. Id. at ¶ 27. The complaint alleges (1) breach of fiduciary duty under § 36(b) for excessive investment advisory fees; (2) breach of fiduciary duty under § 36(b) for excess profits from economies of scale; (3) breach of fiduciary duty under § 36(b) for excessive Rule 12b-1 distribution fees and extraction of additional compensation for advisory services; (4) violation of § 12(b) for unlawful distribution plans; (5) breach of fiduciary duty under California law; (6) civil conspiracy to breach fiduciary duty under California law; (7) common law aiding and abetting breaches of fiduciary duty by Franklin Resources; (8) "acting in concert" under § 876(b) of the Restatement (Second) of Torts; (9) breach of Cal. Business & Professions Code § 17200; (10) breach of Cal. Business & Professions Code § 17500; and (11) common law unjust enrichment.

Now before the Court is defendant's motion to dismiss the complaint pursuant to Federal Rule of Civil Procedure 12(b)(6). Both parties have also filed Requests for Judicial Notice ("RJN").[2]

LEGAL STANDARD

Under Federal Rule of Civil Procedure 12(b)(6), a district court must dismiss a complaint if it fails to state a claim upon which relief can be granted. The question presented by a motion to dismiss is not whether the plaintiff will prevail in the action, but whether the plaintiff is entitled to offer evidence in support of the claim. See Scheuer v. Rhodes, 416 U.S. 232, 236, 94 S. Ct. 1683, 1686 (1974), overruled on other grounds by Davis v. Scherer, 468 U.S. 183, 104 S. Ct. 3012 (1984).

In answering this question, the Court must assume that the plaintiff's allegations are true and must draw all reasonable inferences in the plaintiff's favor. See Usher v. City of Los Angeles, 828 F.2d 556, 561 (9th Cir. 1987). Even if the face of the pleadings suggests that the chance of recovery is remote, the Court must allow the plaintiff to develop the case at this stage of the proceedings. See United States v. City of Redwood City, 640 F.2d 963, 966 (9th Cir. 1981).

"The court may also consider documents attached to the complaint in connection with a FRCP 12(b)(6) motion to dismiss." Parks Sch. of Business, Inc. v. Symington, 51 F.3d 1480, 1484 (9th Cir. 1995)(quoting Cooper v. Bell, 628 F.2d 1208, 1210 n.2 (9th Cir. 1980)). "If a plaintiff fails to attach to the complaint the documents on which it is based, defendant may also attach to a FRCP 12(b)(6) motion the documents referred to in the complaint." Lee v. City of Los Angeles, 250 F.2d 668, 688-89 (9th Cir. 2001)). "In addition, whether requested or not, the court may consider documents whose contents are alleged in a complaint and whose authenticity no party questions, but which are not physically attached to the plaintiffs' pleadings." In re Silicon Graphics Sec. Litig., 183 F.3d 970, 986 (9th Cir. 1999)). "On a motion to dismiss, [the court] may take judicial notice of matters . . . outside the pleadings." MGIC Indem. Corp. v. Weisman, 803 F.2d 500, 504 (9th Cir. 1986).

If the Court dismisses the complaint, it must then decide whether to grant leave to amend. The Ninth

[2] The Court GRANTS both RJNs.

United States District Court
For the Northern District of California

Circuit has repeatedly held that "a district court should grant leave to amend even if no request to amend the pleading was made, unless it determines that the pleading could not possibly be cured by the allegation of other facts." Lopez v. Smith, 203 F. 3d 1122, 1130 (9th Cir. 2000) (citations and internal quotation marks omitted).

DISCUSSION

I. Section 36(b) claims

An action may be brought under Section 36(b) by a security holder of a registered investment company "on behalf of such company" against an investment adviser, "or any affiliated person of such investment adviser," for breach of fiduciary duty with respect to compensation or payments paid to the investment adviser. 15 U.S.C. § 80a-35(b). Plaintiffs bring Counts I, II, and III under Section 36(b) of the Investment Company Act of 1940 ("ICA") on behalf of the Funds. Defendants' motion attacks these claims on two grounds: (1) that the Complaint does not plead sufficient facts that the fees charged are "so disproportionately large that they bear no reasonable relationship to the services rendered"; and (2) that defendants Franklin Resources and Franklin Templeton Services must be dismissed from these claims because they are not "recipients" of compensation or payments, as Section 36(b) requires.

A. Sufficiency of facts

To state a claim under Section 36(b), a plaintiff must allege that an advisory fee is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt. Inc., 694 F.2d 923, 928 (2d Cir. 1982). Federal courts have identified the relevant factors in applying this standard: "(a) the nature and quality of the services provided to fund shareholders; (b) the profitability of the fund to the adviser-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; (f) the independence and conscientiousness of the trustees." Krinsk v. Fund Asset Mgmt., Inc., 875 F.2d 404, 409 (2d Cir. 1989).

Relying on Migdal v. Rowe-Price-Fleming Int'l, Inc., 248 F.3d 321, 327 (4th Cir. 2001) and Sheldon Krantz v. Prudential Inv. Fund Mgmt., 305 F.3d 140 (3d Cir. 2002), defendants argue that plaintiffs have failed to plead facts that would show "a disproportionality between fees charged and services rendered," Defs.' Mot.

at 2:22-23, because they have not specified what services were rendered by defendants, what amounts were charged in fees, or any other circumstances of the relationship between the fees and services. Id. at 3:3-11. Defendants contend that while the complaint references the Gartenberg factors, it fails to allege any underlying facts. Plaintiffs contend that they have alleged a factual basis for each of the six Gartenberg factors and that Migdal and Sheldon Krantz involved significantly different and more deficient complaints.

The Court agrees with plaintiffs. In Migdal, the plaintiffs alleged several facts as evidence of excessive fees – the amount of fees charged, that other funds offered lower rates, that the funds did not meet their benchmark performance standards, and that the advisers' earnings increased by more than 20 percent despite the funds' underperformance – but said nothing about the services rendered in return. The district court permitted the plaintiffs to amend their complaint twice, but ultimately concluded that plaintiffs had failed to address the relationship between the fees and services. The Fourth Circuit affirmed, finding that the one-sided nature of the allegations was fatal to the complaint. In Krantz, the complaint contained a very brief (three-sentence) statement of the Section 36(b) excessive fee allegation but no facts to support it. The Third Circuit adopted the Migdal court's approach and found that the plaintiffs had "failed to allege any facts indicating that the fees received were disproportionate to services rendered." Krantz, 305 F.3d at 143.

Here, plaintiffs have alleged facts about the disproportionate relationship between fees and services. The complaint alleges that defendants charge plaintiffs much higher fees than other clients for equivalent advisory services, and offers an example of the lower fee schedule utilized in a contract with New York State. Am. Compl. ¶ 6-7; 65. The Funds have grown in size from $2 billion in assets in 1983 to $300 billion in assets in 2003, while the nature of the services rendered has not changed, resulting in disproportionately large advisory fees. Id. at ¶¶ 13-14. It alleges that defendants "have retained excess profits resulting from economies of scale . . . [which] are a product of the dramatic growth in assets managed by Defendants, caused in part by 1) marketing programs paid for with the distribution fees charged to Plaintiffs, and 2) Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost." Id. at ¶ 15.

The Court finds that these allegations suffice under Rule 8's liberal pleading standard. Unlike in Migdal, where the plaintiffs alleged only half of the equation (facts about the high fees but no facts about the services), plaintiffs here state the services rendered to plaintiffs ("[d]efendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients."). Id. at ¶ 46. Unlike the allegations in both Migdal and Krantz, the complaint specifically describes the disproportionate relationship between these services and the fees charged according to the Gartenberg factors. And unlike the allegations in Yampolsky v. Morgan Stanley Investment Advisers, 2004 WL 1065533 (S.D.N.Y. May 12, 2004), which defendants cite in their reply brief, plaintiffs do not simply rely on "speculation, inference and generalized observations about the securities industry from public figures." 2004 WL 1065533 at *2. Accordingly, the Court DENIES defendant's motion to dismiss Counts I, II, and III.

B. Franklin Resources and Franklin Templeton Services as defendants

Defendants also argue that Franklin Resources and Franklin Templeton Services are not proper defendants for the Section 36(b) claim because neither is "the recipient of such compensation or payments." Plaintiffs contend that the statute's language allows actions brought "against [an] investment adviser, or any affiliated person of such investment adviser," and that these defendants qualify both as affiliates and as persons receiving compensation.

Section 36(b) provides:

> An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. With respect to any such action the following provisions shall apply: . . .
>
> (3) No such action shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments.

15 U.S.C. § 80a-35(b), (b)(3).

Plaintiffs base their contention that Franklin Resources and Franklin Templeton Services are "affiliated persons" on the fact that Franklin Resources is the "parent company, and control person," of all defendants, and Franklin Templeton Services is a wholly owned subsidiary of Franklin Resources under common control with the other defendants.[3] Pls.' Opp'n at 8 n. 7. Plaintiffs argue that Franklin Resources is a control person because the adviser defendants are wholly-owned subsidiaries of it, and Franklin Resources determines their policies and practices with respect to fees.

However, as defendants point out, Section 36(b) subsection (3) apparently limits liability to "recipients of such compensation," and Franklin Resources' control person status is not relevant to this analysis. The complaint does not allege which defendants received fees, and specifically does not mention any non-adviser defendant receiving fees from the Funds. In their Opposition, plaintiffs state that these two defendants "receive compensation from the Funds and Plaintiffs," Pls.' Opp'n at 9:8-9, but the Court agrees that they have not made this allegation in the complaint.

Consequently, Counts I, II, and III are DISMISSED as to defendants Franklin Resources and Franklin Templeton Services with leave to amend to add any allegations that these two non-advisers receive compensation within the meaning of Section 36(b).

II. Section 12(b) claim

Count IV alleges a violation of ICA Section 12(b), which provides: "[i]t shall be unlawful for any registered open-end company . . . to act as a distributor of securities of which it is the issuer . . . in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors." 15 U.S.C. § 80a-12(b). Defendants move to dismiss this claim on grounds that (1) there is no private right of action under this section of the ICA; and (2) even if a cause of action can be maintained, plaintiffs have failed to satisfy the requirements of Federal Rule of Civil Procedure 23.1 for derivative claims.

[3] The ICA defines "affiliated person" as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person." 15 U.S.C. §§ 80a-2(3)(A)-(C). "Control" is defined as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Id. at § 80a-2(9).

A. Private right of action under Section 12(b)

Defendants argue that Section 12(b) does not create either an express or implied cause of action for private parties. Section 12(b) clearly contains no express private right of action. To demonstrate an implied right of action, plaintiffs must show congressional intent to authorize private enforcement of the section. Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002); Alexander v. Sandoval, 532 U.S. 275, 286-88 (2001). The Supreme Court has been reluctant to imply private rights of action without clear congressional intent, and lower courts have applied these precedents to the ICA. See, e.g., Olmstead v. Pruco Life Ins. Co., 283 F.3d 429, 432 (2d Cir. 2002) (ICA §§ 26(f) and 27(i)).

For a statute to create a private right, it must be "phrased in terms of the persons benefited," Gonzaga, 536 U.S. 283, and it must also evince an "intent to create not just a private right but also a private remedy." Sandoval, 121 S. Ct. at 1519. Defendants argue that Section 12(b) does not contain "rights-creating language," and that the absence of language authorizing shareholder actions (like that appearing in Section 36(b)) further demonstrates the lack of a private right. In addition, relying on the Second Circuit case of Krinsk v. Fund Asset Mgmt., Inc., supra, 875 F.2d 404 (2d Cir. 1989), they contend that Section 36(b) is plaintiffs' only remedy for the excessive fee claims. Plaintiffs counter that Section 12(b) does contain language from which a private right of action may be implied; that congressional pronouncements on the ICA and court decisions finding private rights of action in other ICA provisions suggest a right of action under Section 12(b); and that Krinsk is distinguishable.

The Ninth Circuit has not yet addressed this question. In Krinsk, the Second Circuit considered whether Congress intended a private right of action under Section 12(b) where the plaintiff had an adequate remedy under Section 36(b). Krinsk involved a § 12(b) claim based on an allegedly excessive distribution fee where the fee was calculated as a percentage of the assets in the fund regardless of the number of securities sold. Because this type of claim was covered by Section 36(b), and because the plaintiff had included a distribution fee claim as part of his Section 36(b) action, the district court concluded that the claims were indistinguishable and found no private right of action under § 12(b). The Court of Appeals affirmed, though it declined to reach the issue of whether a private right of action might exist for other Section 12(b) claims, like those alleging that a distribution plan fails to conform to the mechanical requirements of Rule 12b-1.

Here, plaintiffs argue that Krinsk is not on point because their Section 12(b) claim is entirely distinct from Count III, the Section 36(b) claim based on "Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services." Am. Compl. at 27. According to plaintiffs, the Section 36(b) claim alleges a breach of fiduciary duty with respect to receipt of compensation, while their Section 12(b) claim alleges that "the Distribution Plans have failed to accomplish what they [were] designed to do," and that the Distribution Plans do not comply with a mechanical Rule 12b-1 requirement. Pls.' Opp'n at 11:23-12:5; see Am. Compl. ¶ 75(c). Thus, they contend that their Section 12(b) claim is not precluded by Krinsk, and that the Court should consider whether a private right of action exists and find that it does.

The Court finds Krinsk persuasive in this case and applicable to these facts. Contrary to plaintiffs' contention, their Section 12(b) claim is not "entirely distinct" from Count III. Under Section 36(b), plaintiffs allege that "[t]he distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b)," and that "[i]n failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA." Id. at ¶¶ 87-88. The Section 12(b) claim alleges that defendants violated § 12(b) and 17 C.F.R. § 270.12b-1 "by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds"; that they have "spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs"; that they have "treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries . . . with no corresponding benefits flowing to Plaintiffs or the other fund shareholders"; that "[t]he wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties"; and that defendants have violated § 12(b) and Rule 12b-1 "by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds." Am. Compl. ¶¶ 93-97. The gravamen of both claims is breach of fiduciary duty, a claim expressly authorized under Section 36(b), and fully remediable through plaintiffs' Section 36(b) claim. Consequently, the Court need not reach the question of whether an implied right of action exists generally under Section 12(b).

Defendants' motion to dismiss Count IV is GRANTED and the claim is DISMISSED with prejudice.

B. Rule 23.1 requirements

Because the Court concludes that there is no private right of action under Section 12(b), it does not reach the question of whether plaintiffs must comply with Rule 23.1 in asserting this claim.

III. Counts V-XI (state law claims)

Plaintiffs have brought seven state claims: breach of fiduciary duty; civil conspiracy to breach fiduciary duties; common law aiding and abetting breaches of fiduciary duty by Franklin Resources; acting in concert under Restatement (Second) of Torts § 876(b); a violation of Cal. Bus. & Profs. Code § 17200; a violation of Cal. Bus. & Profs. Code § 17500 by Franklin Resources (California False Advertising Law); and common law unjust enrichment. Defendants move to dismiss plaintiffs' state claim claims on multiple grounds: (1) supplemental jurisdiction (assuming dismissal of the federal claims); (2) failure to comply with the requirements of Rule 23.1 for derivative actions; and (3) failure to plead sufficient facts for each claim. Because the Court has not dismissed plaintiffs' Section 36(b) claims, it retains jurisdiction over this action, including any pendent state law claims. Accordingly, it will consider the issue of whether the state claims are direct or derivative and then discuss each claim in turn.

A. Derivative claims versus direct claims

Defendants contend that plaintiffs' state law claims are derivative claims, because of language in the complaint stating that "[t]his action is a derivative action brought by Plaintiffs on behalf of the Funds." Am. Compl. ¶ 39. As plaintiffs point out, this sentence actually ends "pursuant to §§ 36(b) and 12(b)" of the ICA, id., and thus pertains only to the federal claims. Plaintiffs argue that their state law claims are brought based on individual injuries suffered by themselves and other investors, not injury to the Funds themselves, because of the unique nature and structure of mutual funds.

Under California law, derivative suits are brought when the alleged injury is an injury to the corporation. Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93, 106 (1969). A mutual fund issues redeemable securities, and the value of mutual fund shares is computed daily "by taking the market value at the time of all portfolio securities, adding the value of other assets and structuring liabilities, and dividing the result by the number of shares outstanding." United States v. Cartwright, 411 U.S. 546, 548 (1973). Every dollar of expense borne by the fund is distributed to shareholders, as a pro rata deduction from the net asset value per share. Fees, likewise, are paid by individual investors. As a result of this financial structure, plaintiffs argue, the investors – not the Funds – have paid overcharges and been injured by them. The injury to each shareholder can be "severed from any injury to other shareholders because each shareholder had a distinct and separate amount directly and permanently subtracted from the value of his or her shares." Pls.' Opp'n at 23:2-4.

Applying the rule of Jones v. H.F. Ahmanson, the Court is persuaded that plaintiffs' state claims are direct claims. In determining whether a claim is derivative or direct, the central question is whether there is a corporate injury alleged. Corporate injury is required under the state laws of all states of incorporation for the Funds. See Jones, 1 Cal. 3d at 106; Tooley v. Donaldson, Lufkin & Jenrette, Inc., 845 A.2d 1031, 1039 (Delaware); Strougo v. Bassini, 282 F.3d 162, 172 (2d Cir. 2002) (Maryland); Blasberg v. Oxbow Power Corp., 934 F. Supp. 2d 21, 26-27 (D. Mass. 1996) (Massachusetts). Here, plaintiffs do not allege injury to the Funds themselves, but rather individual injury. Indeed, the financial harm from overcharges is harm to the individual investors, who own the Funds' assets and bear its expenses directly on a pro rata basis. Accordingly, the requirements of Rule 23.1 do not apply to these claims. In addition, these requirements do not apply to actions under § 36(b) of the ICA, and thus plaintiffs were not required to make a pre-suit demand on the board of directors of the Funds. Daily Income, Inc. v. Fox, 464 U.S. 523 (1984).

///

B. Individual claims

1. Breach of fiduciary duty

Defendants contend that Count V should be dismissed because it claims a breach by all defendants of duties to all plaintiffs, without further allegations of where the fiduciary relationships run. Plaintiffs argue that

Rule 8 does not require this level of detail, that their allegations are sufficiently specific, and that fiduciary duties are alleged for each defendant to each Fund for which it provided advisory services. The Court agrees with plaintiffs that the claim comports with the requirements of notice pleading. Defendants' motion to dismiss is DENIED as to Count V.

2. Civil conspiracy

Defendants' motion to dismiss Count VI is based on the assumption that Count V will be dismissed and that there can be no secondary liability without primary liability. Because the Court has denied defendant's motion as to Count V, Count VI survives as well.

3. Aiding and abetting

Defendants advance the same "secondary liability" argument for dismissal of Count VII, and the Court rejects it on the same basis. Defendants also contend that this claim is defective because it alleges deliberate fraud by Franklin Resources without complying with the heightened pleading requirements of Rule 9(b). Plaintiffs argue that this claim goes beyond its one allegation of concealment, that Rule 9(b) does not apply because the essence of the claim is not fraud but rather control by Franklin Resources, and, in the alternative, that the lone concealment allegation complies with Rule 9(b) because it states that Franklin Resources assisted in the breach of fiduciary duty by "withholding material information (such as the availability of other advisors to render advisory services at substantially lower prices)." Am. Compl. ¶ 110. The Court agrees with plaintiffs that this aider/abettor claim is not based on deliberate fraud and is therefore not subject to Rule 9(b). The allegations in the complaint are sufficient to state a claim.

Consequently, defendants' motion is DENIED as to this claim.

4. Acting in concert

Here, defendants argue that the complaint is deficient because it does not allege two defendants with knowledge who give each other assistance or encouragement, as Restatement (Second) of Torts § 876(b) requires. Rather, only Franklin Resources is alleged to have "acted in concert." Plaintiffs argue that its allegations about Franklin Resources' acts as the parent corporation to determine the fee policies and practices of other defendants suffice for Rule 8.

The Restatement provides for liability "for harm resulting to a third person from the tortious conduct of another" if one party "knows that the other's conduct constitutes a breach of duty and gives substantial assistance or encouragement to the other." Restatement (Second) of Torts § 876(b). The Court finds that plaintiffs' allegations state a claim under the Restatement by stating that Franklin Resources determined the fee policies and practices of the other defendants and "gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties." See Am. Compl. ¶¶ 113-114. Defendants' motion is DENIED as to this claim.

5. Section 17200

For this claim, the parties dispute the applicability of a recent decision by the California Court of Appeal, Bowen v. Ziasun Technologies, Inc., 116 Cal. App. 4th 777 (2004), holding that Section 17200, California's Unfair Competition Law, does not apply to securities transactions. 116 Cal. App. 4th at 786. Plaintiffs contend that Bowen is limited to violations of the Unfair Competition Law in the purchase or sale of securities, like the fraudulent "Ponzi" scheme at issue in that case, and that a "continuous pattern of unfair business practices that occurred after the securities were purchased" is still actionable under the statute. Pls.' Opp'n at 28:17-18. Defendants argue that Bowen applies to all claims that "implicate[] securities transactions" or "implicate[] matters regulated by the federal securities laws," Defs.' Mot. at 13:3-4, because of "the comprehensive regulatory umbrella of the Securities and Exchange Commission over such transactions." Bowen, 116 Cal. App. 4th at 789 n. 9.

The Court is aware of no authority observing the distinction plaintiffs propose between fraud in the sale of securities transactions and the misleading acts of charging excessive fees to mutual fund holders and misrepresenting the fairness of those fees. However, the Court cannot conclude that Bowen's holding is quite as broad as defendants suggest. The California courts have expressly held that federal securities laws do not preempt Section 17200 generally. Roskind v. Morgan Stanley Dean Witter & Co., 80 Cal. App. 4th. 345 (2000); Bowen, 116 Cal. App. 4th at 790. In addition, Bowen and the cases on which it rests all dealt with fraud in the sale of securities. See, e.g., Spinner Corp. v. Princeville Dev. Corp., 849 F.2d 388 (9th Cir. 1988). Moreover, even the broad language of the Bowen case is limited to "securities transactions,"and does not encompass all situations where securities are somehow implicated but not purchased or sold. The Court finds that Section 17200 may be used to challenge an alleged scheme to overcharge investors in the management of securities.

Accordingly, defendant's motion to dismiss is DENIED as to Count IX.

6. Section 17500

Defendants contend that this claim "expressly rests on fraud" and therefore requires compliance with Rule 9(b). Plaintiffs do not respond directly to this argument but rather contend that Franklin Resources was aware of the excessive fees being charged by the other defendants and made misleading public statements about its companies' commitment "to policies that protect the best interests of all our shareholders," to "high quality" and "outstanding" customer service, and to "frugality." Am. Compl. ¶¶ 127-29. Defendants counter that these statements are mere "puffery" and cannot support a false advertising claim.

The Court agrees with defendants that plaintiffs must plead with greater particularity to state a claim for false advertising, and that the statements alleged to be misleading here are not sufficient. Accordingly, this claim is DISMISSED with leave to amend.

7. Unjust enrichment

As for Count V, defendants contend that the claim is vague and fails to allege which specific defendants were unjustly enriched at the expense of which plaintiffs, and by how much. The Court rejects this contention, finding that Count XI complies with Rule 8's liberal notice pleading requirement.

Accordingly, defendants' motion to dismiss is DENIED as to Count XI.

CONCLUSION

For the foregoing reasons and for good cause shown, the Court hereby PARTIALLY GRANTS and PARTIALLY DENIES defendant's motion. [Docket# 49]. **Plaintiffs' amended complaint, if they choose**

to amend, must be filed and served on or before March 21, 2005.

IT IS SO ORDERED.

Dated: March 7, 2005

S/Susan Illston
SUSAN ILLSTON
United States District Judge

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, FRED DUNCAN, GRACE GIAMANCO, KEN PROTONENTIS, JEFFREY S. THOMAS, ROSEMARY STURGESS, STUART STURGESS, HUBERT C. DAVIS and ELKE DAVIS for the use and benefit of THE TEMPLETON GROWTH FUND, THE FRANKLIN BALANCE SHEET INVESTMENT FUND, THE FRANKLIN U.S. GOVERNMENT SECURITIES FUND, THE FRANKLIN FLEX CAP GROWTH FUND, THE FRANKLIN DYNATECH FUND, THE FRANKLIN INCOME FUND, THE FRANKLIN SMALL-MID CAP GROWTH FUND, THE FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, THE MUTUAL SHARES FUND and THE	No. C 04 0883 SI SECOND AMENDED COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940 AND PENDENT STATE CLAIMS DEMAND FOR JURY TRIAL (COUNTS IV, V, VI, VII, and IX ONLY) (THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)

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FRANKLIN UTILITIES FUND,
Plaintiffs,

v.

FRANKLIN RESOURCES, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., FRANKLIN MUTUAL ADVISERS, LLC, and FRANKLIN TEMPLETON SERVICES, LLC,
Defendants.

SECOND AMENDED COMPLAINT

Plaintiffs, Susan Strigliabotti, Fred Duncan, Grace Giamanco, Ken Protonentis, Jeffrey S. Thomas, Rosemary Sturgess, Stuart Sturgess, Hubert Davis and Elke Davis, for the use and benefit of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, the Franklin DynaTech Fund, the Franklin Income Fund, the Franklin Small-Mid Cap Growth Fund, the Franklin Biotechnology Discovery Fund, the Mutual Shares Fund and the Franklin Utilities Fund, sue Defendants, Franklin Resources, Inc., Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC, and allege:

I. INTRODUCTION

1. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds, created, sold, advised, and managed with other funds as part of the Franklin Templeton fund family or complex by Defendants (the "Fund Complex"). Specifically, Plaintiffs are shareholders of the following funds in the Fund Complex:

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- Templeton Growth Fund, a $17+ billion mutual fund which has as its investment advisor Defendant Templeton Global Advisors, Ltd.
- Franklin Balance Sheet Investment Fund, a $3+ billion mutual fund which has as its investment advisor Defendant Franklin Advisory Services, LLC.
- Franklin U.S. Government Securities Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Flex Cap Growth Fund, a $1.9 billion mutual fund which has as its investment advisor Franklin Advisers, Inc.
- Franklin DynaTech Fund, a $500 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Income Fund, a $19+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Small-Mid Cap Growth Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Biotechnology Discovery Fund, a $600 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Mutual Shares Fund, a $9+ billion mutual fund which has as its investment advisor Defendant Franklin Mutual Advisers, LLC.
- Franklin Utilities Fund, a $1+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.

The foregoing funds are hereinafter collectively referred to as the "Funds," and the foregoing investment advisors are hereinafter collectively referred to as "Defendant Advisors." This Complaint does not allege or seek relief for any claims or causes of action based upon improper market timing or late trading of any Franklin Templeton mutual fund.

2. All of the Defendant Advisors are affiliates of a single parent company, Defendant Franklin Resources, Inc. ("Franklin Resources"), which is a publicly traded company incorporated in Delaware and headquartered in San Mateo, California. According to the January 1, 2004 prospectus for Templeton Growth Fund, Defendant Templeton Global Advisors and its

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1 affiliates, which would include the other Defendant Advisors, manage over $322 billion in
2 assets. In its 2002 Annual Report, Franklin Resources presented itself as follows: "Franklin
3 Resources, Inc., referred to as Franklin® Templeton® Investments, is a global investment
4 management company offering investment choices under the Franklin, Templeton, Mutual
5 Series, Bissett and Fiduciary Trust Company International (Fiduciary Trust) names.
6 Headquartered in San Mateo, California, we employ over 6,700 people in 28 countries. As of
7 September 30, 2002, we managed $248 billion in assets composed of mutual funds and other
8 investment vehicles for individuals, institutions, pension plans, trusts and partnerships in 128
9 countries." This shows that from 2002 through the end of 2003, the assets under management by
10 Franklin Resources jumped by $74 billion. It also shows that Defendants' policies and practices,
11 including those detailed herein, are formulated, implemented, and operated out of Franklin
12 Resources' headquarters in San Mateo, California, in this District.

13 3. All actions taken by Defendants have been taken by Defendants' authorized agents or
14 have been ratified.

15 4. Defendants, as the underwriters, distributors, advisors, affiliates of same, or control
16 persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the
17 funds in the Fund Complex.

18 5. Defendant Franklin Resources derives revenues by providing investment advisory
19 services to its various family of funds. Franklin Resources SEC Form 10-K, for the fiscal year
20 ended Sept. 30, 2004 at p. 5 [Ex. 4]. In particular, Franklin Resources receives compensation
21 from each of the funds identified herein and earns investment management fee revenues by
22 providing, inter alia, investment advisory services pursuant to investment management
23 agreements with each fund. *Id.* at p. 6. Franklin Resources is sued in this amended complaint
24 based upon its misconduct related to its wrongful receipt of fee income in violation of
25 Investment Company Act section 36(b), 15 U.S.C., § 80a-35(b), based upon its improper
26 behavior as a control person within section 48(a) of the Investment Company Act of 1940 of

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certain of its subsidiary entities named as defendants who have violated provisions of the Investment Company Act of 1940, 15 U.S.C. § 80a-47(a) (prohibiting "directly or indirectly . . . acts or thing through or by means of any other person, which it would be unlawful for such person to do under the provision of this title or any rule, regulation or order thereunder"), and based on its conduct violative of California law as alleged below in Counts IV to IX.

6. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. In some cases, the Funds pay a single fee to the advisor, who provides the pure investment advisory services and pays for the administrative services. In other cases, the Funds pay separate fees for the pure investment advisory services and the administrative services.

7. The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as the New York State Retirement Plan, and entail essentially identical costs.

8. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. See ¶65, infra.

9. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution fees in excess of $7 million annually from the funds in the Fund Complex. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

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10. In the case of the Franklin Balance Sheet Investment Fund, the fund is closed except for sales of shares in 529 plans and retirement plans, meaning it is not actively engaged in selling shares to new individual investors. Nonetheless, Defendants charge the shareholders of the fund 12b-1 fees when it is not possible for the fees to accomplish their chief purported purpose, i.e. growth through sales to new individual investors.

Section 36(b) of the Investment Company Act of 1940.

11. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

12. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

13. To the extent that Defendants are not investment advisers within section 36(b), they are affiliated persons of investment advisers who are. Since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income

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1 and profit margins. Over that period, the immense growth of assets under management has
2 generated substantial economies of scale, to the great benefit of the Defendant Advisors and
3 Distributor and their parent company, Defendant Franklin Resources, Inc. Franklin Resources'
4 stock price has reflected the tremendous economies and profits achieved by the management
5 company, largely at Fund shareholders' expense. Franklin Resources' stock appreciated 1,900-
6 fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones
7 Industrial Average during the same period.

8 14. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its
9 subsidiaries, managed and distributed mutual funds with assets as of January of that year of
10 around $2 billion. Over the years, the amount of Franklin Resources' assets under management
11 grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms,
12 including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of
13 about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross
14 revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources
15 reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition,
16 as the size of Franklin Resources' assets under management grew over time, Franklin Resources'
17 profit margins rose substantially, despite the mutual fund industry becoming increasingly mature
18 and supposedly competitive. In 1982, net income was $1.7 million, reflecting a profit margin of
19 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin.
20 Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit
21 margin of 19 percent.

22 15. While the Funds have grown dramatically in size, the nature of the services rendered
23 by Defendants has changed little, if at all. Indeed, advances in computing and communication
24 technologies in the past twenty years have resulted in exponential efficiencies that have
25 dramatically reduced the costs of servicing mutual funds in ways Congress could not have
26 imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to

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Defendant Advisors have grown dramatically, as have Franklin Resources' profit margins. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by 1) marketing programs paid for with the distribution fees charged to Plaintiffs, and 2) Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Franklin Resources Funds.

17. The fees paid to Defendants are technically approved by the Fund Complex's boards of directors. While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. See 15 U.S.C., § 80a-2(a)(12). A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and the other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

18. Although the fees challenged in this lawsuit may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment

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returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

19. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

20. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

21. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively

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1 approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the
2 use of fund assets to pay distribution expenses. For example, the Commission wanted to be
3 certain that investment advisers would not "extract additional compensation for advisory services
4 by excessive distributions under a 12b-1 plan." Meyer v. Oppenheimer Management Corp., 895
5 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done:
6 extracted additional compensation for their retail advisory services by causing Plaintiffs and the
7 other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that
8 these new shareholders could pay additional advisory fees to Defendants. Under this regime,
9 Defendants get the financial benefit while Plaintiffs bear the financial burden.

10 22. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution
11 Plans must be reviewed annually by the Funds' directors. In particular, the directors must
12 "request and evaluate . . . such information as may reasonably be necessary to an informed
13 decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d).
14 In addition, minutes must be maintained to record all aspects of the directors' deliberation, and
15 the directors must conclude "in light of their fiduciary duties under state law and under Sections
16 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will
17 benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

18 23. Despite the dramatic growth in assets managed by Defendants, both the advisory and
19 distribution fees charged by Defendants have grown, both in terms of whole dollars and as a
20 percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale
21 benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only
22 Defendants, just as the Commission feared when it found that "the use of mutual fund assets to
23 finance distribution activities would benefit mainly the management of a mutual fund rather than
24 its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of
25 Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC
26 LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of

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1 Rule 12b-1 and are entirely a waste of fund assets. The wrongdoing is especially blatant in the
2 case of the Franklin Balance Sheet Investment Fund, a mutual fund that is not even selling shares
3 to new individual investors and yet is charging 12b-1 fees, even to shareholders who paid high
4 front-end loads to get into the funds.

5 24. Furthermore, the distribution fees are based on the net asset value of the Funds and
6 not on the distribution activity, if any, by Defendants, such as number of shares sold.
7 Consequently, in addition to failing to benefit Plaintiffs and the other shareholders, the
8 Distribution Plans have extracted additional compensation for advisory services to Defendants,
9 thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to
10 Defendants that are derived from market increases in the net asset value of the fund rather than
11 any distribution activity by Defendants constitutes additional and excessive compensation for
12 advisory services.

13 25. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed
14 no benefits from the Distribution Plans, even though they contributed to the growth of fund
15 assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed
16 Defendants to extract additional and excessive compensation from Plaintiffs and the other
17 shareholders of the Funds, the directors of the Funds have continued to approve, year after year,
18 continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

19 26. A recent report written by Dr. Lori Walsh, financial economist at the S.E.C., studied
20 "whether shareholders do, in fact, reap the benefits of 12b-1 plans." It states:

21 Prior studies have provided evidence that shareholders are not receiving
22 sufficient benefits from expense scale economies to offset the 12b-1 fee.
In fact most of the studies show that expense ratios are higher for funds
23 with 12b-1 fees by almost the entire amount of the fee. This study
confirms these results using a more recent dataset. . . .

24 In all, the evidence demonstrates that 12b-1 plans are successful at
25 attaining faster asset growth; however, shareholders do not obtain any of
the benefits from the asset growth. This result validates the concerns
26

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> raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

27. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms, consistent with overwhelming empirical evidence drawn from numerous scholarly studies, that shareholders reap no benefits from 12b-1 plans, and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under sections 12 and 36(b) and rule 12b-1 both to the fund and to its shareholders, including plaintiffs.

Nature of Claims

28. In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b) and state law. Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29. No pre-suit demand on the board of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984).

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II. PARTIES

30. Plaintiff Susan Strigliabotti is a resident of San Diego, California. She is a shareholder at all relevant times of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, and the Franklin DynaTech Fund.

31. Plaintiffs Fred Duncan and Grace Giamanco are residents of Pinellas Park, Florida. They are shareholders at all relevant times of the Franklin Income Fund.

32. Plaintiff Ken Protonentis is a resident of Clearwater, Florida. He is a shareholder at all relevant times of the Franklin Small-Mid Cap Growth Fund.

33. Plaintiff Jeffrey S. Thomas is a resident of St. Petersburg, Florida. He is a shareholder at all relevant times of the Franklin Biotechnology Discovery Fund and the Franklin Flex Cap Growth Fund.

34. Plaintiffs Rosemary and Stuart Sturgess are residents of Palm Harbor, Florida. They are shareholders at all relevant times of the Mutual Shares Fund.

35. Plaintiffs Herbert and Elke Davis are residents of Sun Lakes, Arizona. They are shareholders at all relevant times of the Franklin Utilities Fund.

36. The Templeton Growth Fund is a diversified open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Balance Sheet Investment Fund is a nondiversified series of Franklin Value Investors Trust, an open-end management investment company registered under the Investment Company Act of 1940 and a Massachusetts business trust. The Franklin U.S. Government Securities Fund, the Franklin DynaTech Fund, the Franklin Income Fund, and the Franklin Utilities Fund are diversified series of Franklin Custodian Funds, Inc., an open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Flex Cap Growth Fund and the Franklin Biotechnology Discovery Fund are nondiversified series of, and the Franklin Small-Mid Cap Growth Fund is a diversified

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series of, Franklin Strategic Series, an open-end management investment company registered under the Investment Company Act of 1940 and a Delaware statutory trust (f/k/a a Delaware business trust). The Mutual Shares Fund is a diversified series of Franklin Mutual Series Fund Inc., an open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation.

37. Franklin Resources, Inc. is incorporated in Delaware and headquartered in San Mateo, California. Defendant Franklin Advisers, Inc., is a California corporation and headquartered in San Mateo, California. The other Defendant Advisors, consisting of Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, and Franklin Mutual Advisers, LLC, are entities established under the laws of states other than California.

38. Defendant Franklin Templeton Distributors, Inc. (the "Distributor"), is a corporation formed by Franklin Resources under the laws of New York to render underwriting services to the Funds. The Distributor is registered as a broker-dealer under the laws of California and is the distributor and principal underwriter of the Funds.

39. Defendant Franklin Templeton Services, LLC, is an indirect, wholly-owned subsidiary of Franklin Resources that provides administrative services to the Funds.

III. JURISDICTION

40. With respect to Counts I through III, this action is brought by Plaintiffs on behalf of the Funds pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b). With respect to Counts IV-IX, this action is brought pursuant to California law by Plaintiffs on their own behalf, and on behalf of all shareholders in the Funds, in order to gain redress for the injury directly suffered by the Plaintiffs and the Fund's shareholders due to the wrongful acts of Defendants.

41. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331. This Court has pendent jurisdiction over the claims premised on California law.

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IV. VENUE

42. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this District, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this District, and Defendants may be found in this District.

43. All conditions precedent have been performed or have occurred.

V. INTRADISTRICT ASSIGNMENT

44. On information and belief, a substantial part of the events giving rise to the claims made herein occurred at the headquarters of Franklin Resources, located in San Mateo, California, in the County of San Mateo. Therefore, pursuant to Civil L.R. 3-2(c), assignment is proper in the San Francisco Division.

VI. GENERAL ALLEGATIONS

45. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." Id.

46. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The Gartenberg court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout

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1 benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds);
2 and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in
3 this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

4 ***(1) The Nature and Quality of the Services Provided to the Funds***

5 47. The nature of the investment advisory services provided to the Funds is
6 straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities
7 for the Funds. This is precisely the same service provided to Defendants' institutional and other
8 clients (albeit at a dramatically lower cost). On information and belief, the materials provided by
9 Defendants to the directors of the Funds establish that the nature of these services have remained
10 unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

11 48. Despite the fact that the Funds receive identical investment advisory services as
12 Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees
13 because these fees are not negotiated at arm's length as they are with the institutional and other
14 clients. This disparity in fees evinces Defendants' willingness and determination to prefer their
15 own financial interests to the interests of the Funds and the shareholders of the Funds. See ¶ 65,
16 infra.

17 49. Defendants repeatedly put their own financial interests ahead of the interests of the
18 Funds and the shareholders of the Funds by participating in arrangements and schemes that
19 benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of
20 this conflict of interest, which does not exist in the case of the arm's-length relationships with
21 institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by
22 the Funds and the shareholders of the Funds. These losses and expenses directly impact the
23 quality of the investment advisory services Defendants provide to the Funds.

24 50. One example of Defendants' willingness and determination to prefer their own
25 financial interests to the interests of the Funds and shareholders of the Funds is Defendants'
26 involvement in illegal uses of fund assets to attract additional business. One example of such

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1 illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund
2 shareholders to attract non-retail clients that benefits from certain considerations (such as fee
3 rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to
4 retail fund shareholders.

5 51. Another example is where Defendants use fund assets, in violation of Rule 12b-1, to
6 participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the
7 Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan
8 limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above
9 market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms.
10 On information and belief, payments are also improperly channeled to employee benefit fund
11 fiduciaries and/or advisors to compensate them for selecting Franklin Templeton funds on their
12 retirement plan menus. These payments are illegal and improper under federal law and the
13 common law.

14 ***(2) The Profitability of the Fund to the Adviser/Manager***

15 52. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the
16 price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'"
17 See John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of
18 Interest, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing Gartenberg) [Ex.
19 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of
20 providing services. Profitability can be determined on either an incremental basis or a full-cost
21 basis.

22 53. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal
23 while the additional fees received by Defendants are hugely disproportionate given that the
24 nature, quality, and level of the services remain the same.

25 54. On information and belief, a review of Defendants' full costs of providing advisory
26 services will also demonstrate the enormous profitability to Defendants of managing the Funds.

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55. As noted above, since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendant Advisors and the Distributor and their parent company, Defendant Franklin Resources. Franklin Resources' stock price has reflected the tremendous economies and profits achieved by the management company, largely at fund shareholders' expense. Franklin Resources' stock appreciated 1,900-fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones Industrial Average during the same period. Moreover, as noted above, Franklin Resources has not only experienced explosive growth in revenues and profits over the last 20+ years, its profit margin has likewise soared because of its ability to appropriate for itself economies of scale that properly belong to Plaintiffs and the other shareholders of Franklin Resources' funds.

(3) Economies of Scale

56. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. See SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

57. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. See Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers

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and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

58. These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. See Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

59. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. See GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

60. For example, an article published in the San Francisco Chronicle April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources: Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.

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The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.

Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.

"We benefit from economies of scale," said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."

61. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its subsidiaries, managed and distributed mutual funds with assets as of January of that year of around $2 billion. Over the years, the amount of Franklin Resources' assets under management grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms, including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition, as the size of Franklin Resources' assets under management grew over time, Franklin Resources' profit margins rose substantially, despite the mutual fund industry becoming increasingly mature and supposedly competitive. In 1982, net income was $1.7 million reflecting a profit margin of 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin. Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit margin of 19 percent.

62. From 1983 through 2003, Franklin Resources' assets under management thus grew from $2 billion to $300 billion, a growth rate of 150 times. However, this phenomenal growth in mutual fund assets not only failed to produce economies of scale, but net fee income actually increased faster than the growth in assets. Fees soared from $1.7 million in 1982 to $699 (pretax) and $502 (after tax) in 2003, a growth rate of over 400 times, which is more than double the

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1 growth rate for assets under management. In addition, Franklin Resources' net income as a
2 percentage of assets under management increased handily over the last 20 years, make a
3 mockery of the concept of economies of scale.

4 63. The economies of scale enjoyed by Defendants with respect to the Funds have not
5 been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to
6 Defendants for advisory services provided to the Funds are grossly disproportionate to those
7 services, are excessive, and violate § 36(b).

8 ***(4) Comparative Fee Structures***

9 64. The fees advisors receive from mutual funds for investment advisory services are
10 directly comparable to, though much higher than, the fees advisors receive from other clients for
11 identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee
12 cases involved equity funds, and hence, none of the courts were confronted directly with the
13 strong analogies that can be drawn between equity advisory services in the fund industry as
14 compared to the pension field where prices are notably lower." Freeman & Brown Study at 653
15 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs
16 depending on the type of the portfolio, . . . the fundamental management process is essentially
17 the same for large and small portfolios, as well as for pension funds and mutual funds. The
18 portfolio owner's identity (pension fund versus mutual fund) should not logically provide a
19 reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-
20 28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it
21 comes to fee discrepancies, the difference between funds and other institutional investors does
22 not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman &
23 Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between
24 equity pension managers and equity fund managers can be most difficult and embarrassing for
25 those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

26

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65. More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

Plaintiffs allege that precisely this type of over-charging exists within the Franklin-Templeton mutual fund complex.

66. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example:

a. Templeton Investment Counsel, Inc., an affiliate of Defendants, provides investment advisory, portfolio management, and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin Funds, and advisory services to institutional and private accounts. Templeton Investment Counsel agreed, effective January 1, 1998, to manage an equity portfolio of European, Australian and Far Eastern equity investments for the New York State Retirement Plan. Under the terms of its contract with New York State, Templeton Investment Counsel charged fees according to the following schedule:

> 70 basis points [BP] for the first $25 Million in assets;
> 55 BP for the next $25 Million in assets;
> 50 BP for the next $50 Million in assets;
> 40 BP for the next $150 Million in assets;

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35 BP for the next $250 Million in assets; and
30 BP for assets above $500 Million.

b. By way of illustration, were advisory fees for the Templeton Growth Fund set according to the same schedule, the Templeton Growth Fund's advisory fee would shrink from around $105 million to around $50 million, less than half. Stated differently, were the shareholders of the Templeton Growth Fund charged free market prices for advisory services, the shareholders of the Templeton Growth Fund would save more than $50 million annually.

(5) Fallout Benefits

67. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify, fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

68. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

69. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

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70. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

71. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and the other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and the other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

72. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and the other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Fund Directors

73. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees

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1 paid by the shareholders represent revenue to the adviser. The United States Supreme Court has
2 stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to
3 control" this conflict of interest. Burks v. Lasker, 441 U.S. 471 (1979).

4 74. The disinterested directors are supposed to serve as "watchdogs" for the shareholders
5 of the Funds. As such, the disinterested directors have primary responsibility for, among many
6 other things, negotiating and approving all contracts and agreements with Defendants and
7 reviewing the reasonableness of the advisory and distribution fees received by Defendants.
8 Accordingly, as noted by the GAO, the directors are expected to review, among other things, the
9 advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees
10 charged for similar services. See GAO Report at 14 [Ex. 3]. These responsibilities are intensive,
11 requiring the directors to rely on information provided by Defendants. Defendants, in turn, have
12 a fiduciary duty to provide all information reasonably necessary for the directors to perform their
13 obligations. See 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

14 75. The ICA contains a presumption that the disinterested directors are in fact
15 disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing
16 the fees paid by the Funds, the lack of adequate information provided to the directors in
17 connection with their approvals of the advisory agreements and Distribution Plans, and the
18 control of management over the directors in reviewing the fees paid by the Funds are not
19 presumed but, rather, are important factors recognized in the Gartenberg line of cases in
20 determining whether Defendants have breached their fiduciary duties. In addition, the SEC has
21 specifically recognized that even disinterested directors may not be independent but, rather, may
22 be subject to domination or undue influence by a fund's investment adviser. For example, the
23 SEC has stated that "disinterested directors should not be entrusted with a decision on use of
24 fund assets for distribution without receiving the benefit of measures designed to enhance their
25 ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co.
26 Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

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76. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to make an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

77. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

78. On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly

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influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees by All Defendants)

79. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

80. The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

81. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

82. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale by All Defendants)

83. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

84. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

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85. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

86. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-l Distribution fees and Extraction of Additional Compensation for Advisory Services by All Defendants)

87. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

88. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

89. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached, and continue to breach, their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

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1 90. Alternatively, if the distribution fees did not contribute to economies of scale and
2 produced no other material benefits for Plaintiffs and the other shareholders of the Funds, then
3 they should not have been approved or continued.

4 91. Moreover, Defendants have spent fund assets on distribution over and above the
5 limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed
6 brokerage).

7 92. Additionally, Defendants have treated individual fund shareholders such as Plaintiffs
8 improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in
9 order to bring assets into the Fund Complex for the Defendant Advisors to manage, to Franklin
10 Resources' benefit with no corresponding benefits flowing to Plaintiffs or the other fund
11 shareholders by virtue of this diversion of their assets.

12 93. The wrongful rebates and other payments represent undisclosed discriminatory
13 diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the
14 payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales
15 in violation of section 22 of the Investment Company Act since they represent sales at prices or
16 under terms not disclosed in the prospectus.

17 94. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from
18 the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation
19 or payments received from" the Funds.

20
COUNT IV
21
(Breach of Fiduciary Duties under California Law by All Defendants)

22 95. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs
23 of this Complaint as if fully set forth herein.

24 96. Defendants, individually and collectively, were in a relationship of trust and
25 confidence with plaintiffs and were entrusted with an obligation to protect and safeguard and in
26

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all respects deal honestly and fairly with and toward the assets owned by Plaintiffs that were invested in the Funds.

97. Accordingly, Defendants owed Plaintiffs and the Funds fiduciary duties under the common law, including the duty to charge only reasonable fees for services provided by Defendants or on their behalf.

98. Defendants nonetheless breached their fiduciary duties to charge, or cause to be charged, only reasonable fees for services provided by Defendants or on their behalf by charging, or causing to be charged, fees that were unreasonable, excessive and which constituted waste.

99. By reason of Defendants' misconduct, Plaintiffs and the Funds have been harmed. Defendants' conduct was a substantial factor in causing harm to Plaintiffs and the Funds.

COUNT V
(Civil Conspiracy to Breach Fiduciary Duties under California Law by All Defendants)

100. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

101. Each of the Defendants owed fiduciary duties to Plaintiffs (under both the ICA and common law) as alleged above.

102. In the course of their handling of Plaintiffs' Funds' investment or distribution activities, Defendants formed and operated a civil conspiracy to breach the fiduciary duties owed to Plaintiffs, causing Plaintiffs injury from act(s) done in furtherance of the common design, rendering each participant in the wrongful act(s) responsible as a joint tortfeasor for all damages ensuing from the wrong, irrespective of whether or not it was a direct actor and regardless of degree of activity.

103. By reason of Defendants' wrongful participation in a civil conspiracy and thereby injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

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COUNT VI
(Common Law Aiding and Abetting Breaches of Fiduciary Duty by Franklin Resources)

104. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

105. Plaintiffs allege that Franklin Resources, through its authorized agents, has wrongfully aided and abetted the breaches of fiduciary duty (both under the ICA and common law) committed by the other Defendants as alleged herein.

106. Franklin Resources' wrongful aiding and abetting occurred because it knowingly and consciously substantially assisted and caused those violations by various wrongful acts, including, but not limited to, withholding material information (such as the availability of other advisors to render advisory services at substantially lower prices) and by causing Distributors wrongfully to siphon money from the Funds and wrongfully pay for distribution costs when Franklin Resources knew or should have known that such payments would not benefit either the paying funds or their shareholders.

107. By reason of Franklin Resources' wrongful aiding and abetting in violation of California law, Plaintiffs are entitled to have Franklin Resources deliver to Fund Fiduciaries, and through them, to the Funds, actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VII
(Acting in Concert Under § 876(b) of the Restatement (Second) of Torts by All Defendants)

108. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

109. Defendant Franklin Resources, as the parent corporation, determined the business policies and practices of the other Defendants, including their policies and practices relating to fees to be charged to the Funds. Indeed, one need only look at a letter on Franklin Resources' letterhead dated May 14, 2004, posted on the World Wide Web to see that Franklin Resources

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exerts overwhelming control over the Franklin Templeton funds and the other Defendants. The web site is found at:

http://www.franklintempleton.com/retail/jsp_cm/home/MF_trading_practices.jsp

The open letter from Franklin Resources, Inc. is addressed "To Our Valued Shareholders and Clients." The letter professes that Franklin Resources' policy is to obey all laws and regulations covering mutual fund industry practices. Clearly, by presenting itself and its views as it does, Franklin Resources demonstrates its authority, ability, and willingness to speak for all related entities, including the Funds and the other Defendants. Franklin Resources' actions also demonstrate the merit of Plaintiffs' contentions that Franklin Resources owes fiduciary duties flowing directly to shareholders of the Franklin Templeton Funds.

110. Defendant Franklin Resources gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs. This involvement by Franklin Resources in the other Defendants' dealings with Plaintiffs and their mutual funds operated as authorization, approval, condonation and a moral support to each of the other Defendants. At the time it gave such substantial assistance, advice, direction and/or encouragement, Defendant Franklin Resources knew or was reckless in not knowing that the other Defendants were intent on breaching fiduciary duties they owed Plaintiffs under federal law, state law and the common law. The other Defendants' wrongdoing was foreseeable by Defendant Franklin Resources at the time it gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs.

111. Because of its decision to act in concert with the other Defendants, Defendant Franklin Resources is liable to Plaintiffs for damages cause by the breaches of fiduciary duties by each of the other Defendants.

LAW OFFICES OF
KELLER ROHRBACK L.L.P.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
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112. By reason of Franklin Resources' conduct in acting in concert with the other Defendants who were injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VIII
(Breach of California Business & Professions Code § 17200, et seq. by all Defendants)

113. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

114. Plaintiffs do not allege in Count IX, Count X or in any other Count in this Complaint any claim premised on fraud in connection with the purchase or sale of securities by Defendants under federal or state law. Plaintiffs' claims are rooted in violations by Defendants of duties they owed Plaintiffs by reason of their fiduciary positions, including the duty to convey important information to Plaintiffs in an accurate and honest manner.

115. In performing the acts alleged above, and other acts, Defendants have violated the California Unfair Competition Law ("UCL"), by engaging in multiple instances of unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, in violation of both the ICA and the California False Advertising Law ("FAL"), California Business & Professions Code § 17500, et seq.

116. Documents circulated by Defendants are unfair and misleading in that they represent implicitly or expressly that the fees charged by or on behalf of Defendants are fair and proper when they are exorbitant and excessive. In effect, Defendants have masked the true extent of the fees they charge, thereby lulling investors into a false sense of security that they are trustworthy fiduciaries, when in fact they are exploiting the Plaintiffs' trust.

117. The unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising alleged above have resulted in overcharges being made that have directly caused a distinct and palpable injury to the Plaintiffs and other investors

LAW OFFICES OF
KELLER ROHRBACK L.L.P.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

in the Funds, in part because each overcharge directly caused a dollar-for-dollar decrease in the value of their investment in the Funds.

118. In bringing the claims made herein, Plaintiffs assert violations of rights individually possessed by them pursuant to the California UCL and FAL, and the federal ICA.

119. The above-alleged specific injuries to Plaintiffs and the other investors in the Funds may be redressed through the restitutionary relief sought herein, and are within the interests intended to be protected by the UCL.

120. By reasons of the Defendants' unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, Plaintiffs have been directly injured and are entitled to relief under the UCL, including injunctive relief to prevent further violations and restitution and/or disgorgement of all of the illicit and excess fees charged by Defendants to both the Plaintiffs and to all other investors in the Funds, including fees for investment advisory services, administrative services and distribution fees, plus attorneys' fees and costs of suit.

COUNT IX
(Common Law Unjust Enrichment by All Defendants)

121. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

122. Defendants have been unjustly enriched at the expense of Plaintiffs and other shareholders of the Funds by extracting and receiving excessive fees to Plaintiffs' disadvantage.

123. In their dealings with advisory and 12b-1 fees, Defendants have extracted from the Funds assets in which Plaintiffs have a beneficial interest in violation of Defendants' duties to Plaintiffs. Accordingly, Defendants hold those fees subject to the interest of Plaintiffs.

124. Under the circumstances, Defendants have been unjustly enriched and must make restitution to Plaintiffs of all excessive fees received.

LAW OFFICES OF
KELLER ROHRBACK L.L.P.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-l of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order declaring that Defendants have violated and continue to violate the California Unfair Competition Law and False Advertising Law (Business & Professions Code §§ 17200 and 17500, et seq.);

c. An order preliminarily and permanently enjoining Defendants from further violations of the ICA, the UCL and the FAL;

d. Under Counts I through III and Count VIII through IX, an order requiring Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

e. Under Counts IV through VII, for damages in an amount to be proven at trial, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

f. Such other and further relief as may be proper and just.

DATED: March 21, 2005.

KELLER ROHRBACK L.L.P.
KELLER ROHRBACK P.L.C.
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
LOVITT & HANNAN, INC.

By /s/ Michael D. Woerner
Lynn L. Sarko

LAW OFFICES OF
KELLER ROHRBACK L.L.P.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

Michael D. Woerner
Tana Lin
Gretchen F. Cappio
Attorneys for Plaintiffs

ADDITIONAL COUNSEL FOR PLAINTIFFS:

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

DEMAND FOR JURY TRIAL

A jury trial is hereby demanded for Counts IV, V, and VI, VII, and IX.

DATED: March 21, 2005

KELLER ROHRBACK L.L.P.
By /s/ Michael D. Woerner
Lynn L. Sarko
Michael D. Woerner
Tana Lin

Gretchen F. Cappio
Attorneys for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that the following listed persons, associations of persons, firms, partnerships, corporations (including parent corporations) or other entities (i) have a financial interest in the subject matter in controversy or in a party to the proceeding, or (ii) have a non-financial interest in that subject matter or in a party that could be substantially affected by the outcome of this proceeding: the named parties and all shareholders of the following mutual funds: The Templeton Growth Fund, The Franklin Balance Sheet Investment Fund, The Franklin U.S. Government Securities Fund, The Franklin Flex Cap Growth Fund, The Franklin Dynatech Fund, The Franklin Income Fund, The Franklin Small-Mid Cap Growth Fund, The Franklin Biotechnology Discovery Fund, The Mutual Shares Fund and the Franklin Utilities Fund.

KELLER ROHRBACK L.L.P.
By /s/ Michael D. Woerner
Lynn L. Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
Attorneys for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528



EX. 1

C

Journal of Corporation Law
Spring 2001

Article

*609 MUTUAL FUND ADVISORY FEES: THE COST OF CONFLICTS OF INTEREST

John P. Freeman [FNa1]
Stewart L. Brown [FNaa1]

*610 I. Introduction

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size. [FN1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment." [FN2]

*611 By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion, [FN3] with those assets held by fewer than 800 funds. [FN4] Today's industry boasts more than 10,000 funds, [FN5] with assets exceeding $7 trillion, [FN6] an average annual asset growth rate since 1974 exceeding twenty percent. [FN7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier. [FN8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion, [FN9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance. [FN10] Scholarly articles published by *612 finance academics have ridiculed board-approved 12b-1 fees [FN11] paid by fund shareholders. [FN12] Law review commentators offer uncomplimentary evaluations of those who control fund management and policies. [FN13] The SEC has weighed in, questioning "whether changes are needed in the current system." [FN14] Another federal agency, the *613 General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (i.e., price competition is muted). [FN15] If the SEC's aim a quarter- century ago truly was to spur innovations to "set the stage for retail price competition" within the industry, [FN16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance. [FN17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up--and so are costs." [FN18] This strangeness--tremendous popularity, proliferating consumer options, and less than robust price competition--arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund." [FN19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

*614 This Article examines whether the chief product that shareholders buy when they invest in mutual funds--professional investment advice--is being systematically over-priced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. Funds' Unique Management Structure

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security. [FN20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund [FN21] cousins and the rest of the entities populating the investment media universe. [FN22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

are operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for ***615** the same reason that investors own Microsoft or General Motors: To make money for themselves. [FN23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time, [FN24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit. [FN25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate. [FN26] In return, the advisor is compensated through fees set in the board-approved management agreement. [FN27] As the SEC has noted, "Mutual funds are unique . . . in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie ***616** outside the enterprise." ' [FN28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

The national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders . . . or when investment companies are not subject to adequate independent scrutiny. [FN29] To protect fund shareholders from self- dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs." [FN30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

***617** The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, to say no to any transaction that is not fair to those shareholders and is not the best transaction available. [FN31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised. [FN32] Indeed, in the leading fund industry management fee case of Gartenberg v. Merrill Lynch Asset Management, Inc., [FN33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services." [FN34]

The fund advisor's de facto control over the fund's board can lead to high profit margins [FN35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by ***618** board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization." [FN36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark." [FN37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share." [FN38] According to Bogle, "[s]omewhere along the road, the industry has lost its way." [FN39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom- line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace. [FN40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion. [FN41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone. [FN42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal *619 embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. Economies of Scale for Advisory Services Rendered to Equity Mutual Funds

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios. [FN43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses, [FN44] but excluding 12b-1 fees. [FN45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore," [FN46] and an item about which "no plaintiff has been able to produce evidence." [FN47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950. [FN48] According to a study published by the ICI, the operating expense ratio [FN49] for all equity *620 funds, using a sales-weighted average, rose 15% from 1980 to 1997, [FN50] a time of tremendous asset growth for the industry. [FN51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999, [FN52] with the jump exceeding 20% for equity funds. [FN53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997. [FN54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion. [FN55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets. [FN56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually. [FN57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers [FN58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. [FN59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations. [FN60] Though the ICI has ***621** remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are staggering economies of scale in portfolio management and research." [FN61] Legal commentators likewise view economies of scale as a fact of life in the fund industry. [FN62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale, [FN63] as well as strong evidence that economies of scale should exist. [FN64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, [FN65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues. [FN66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them. [FN67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds. [FN68] A subsequent ICI study focusing on fund operating expenses "suggest [[s] the presence of economies of scale as equity fund assets grow." [FN69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and ***622** administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose. [FN70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds. [FN71] After adjusting for missing and unusable data, [FN72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were multiclass funds representing a consolidation of 3302 sub- funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior [FN73] and hence supply the principal data used in the authors' analyses. [FN74] Comparison of ICI results with the current study are presented in Table 1.

***623** Table 1

Comparison of Operating Expense Ratios with ICI Expense Study
TABULAR OR GRAPHIC MATERIAL SET FORTH AT THIS POINT IS NOT DISPLAYABLE

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study. [FN75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers.

Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

*624 Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2

Comparison of Weighted Average Operating, Advisory, and Administrative Expense Ratios

TABULAR OR GRAPHIC MATERIAL SET FORTH AT THIS POINT IS NOT DISPLAYABLE

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers (1295) of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders *625 in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact. [FN76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry. [FN77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund *626 shareholders. This appraisal is supported by selectively presented data. [FN78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets. [FN79] Because most recent equity fund asset growth has resulted from portfolio appreciation, [FN80] and has thus been costless to the advisor, it should not be surprising that the ratio of *shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.*

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service *627 offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is . . . defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive." [FN81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business--as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company." [FN82]

IV. Exploring the Two-Tiered Structure for Professional Advisory Services: Mutual Fund Fees vs. Pensions Fund Fees

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy. [FN83] Investment advice is essentially a commodity. [FN84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns. [FN85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, [FN86] but *628 the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients." [FN87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices. [FN88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients. [FN89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases. [FN90]

*629 The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled Public Policy Implications of Investment Company Growth, [FN91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff." [FN92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management." [FN93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions. [FN94]

*630 To verify whether the advisory fee pricing disparities found in the Wharton Report and the Public Policy Implications study still exist, the authors sent questionnaires [FN95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of Pensions and Investments. Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data. [FN96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (e.g., 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management. [FN97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid. [FN98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

*631 Table 3

Comparison of Public Pension and Mutual Fund Investment Advisory Fees
TABULAR OR GRAPHIC MATERIAL SET FORTH AT THIS POINT IS NOT DISPLAYABLE

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample. [FN99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio. [FN100]

*632 Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million. [FN101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile. [FN102]

Figure 1
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*633 Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size. [FN103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable. [FN104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

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The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

*634 It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization. [FN105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

*635 Table 4

Comparison of Public Pension and Mutual Fund Investment Advisory Fees for Portfolio Management of Large, Mid, and Small Capitalization Firms
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Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor . They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension *636 funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5

Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds
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Table 5 reveals that different investment managers apparently have widely different pricing policies. [FN106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

*637 D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible-- within legal constraints--for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry--namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999. [FN107]

*638 Table 6

Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds
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Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

*639 The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing. [FN108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management. [FN109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund. [FN110] The results are presented in Table 7.

*640 Table 7

Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index Funds
for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index Fund
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Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses. [FN111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points. [FN112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

*641 F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals, [FN113] contending that "[c]ompetition is working effectively in the interests of investors." [FN114] Lately, Congress has not shown interest in improving investors' remedies [FN115] and cannot be counted on to alter the way *642 the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting. [FN116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940, [FN117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial; [FN118] (2) only shareholders or the SEC have standing to sue [FN119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness; [FN120] (4) damages are not recoverable for any period prior to one year before the action was instituted; [FN121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders; [FN122] and (6) federal courts have exclusive jurisdiction. [FN123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act. [FN124] Section 36(b), though important in *643 setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims. [FN125]

The seminal case interpreting section 36(b) is Gartenberg v. Merrill Lynch Asset Management, Inc., [FN126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million. [FN127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns. [FN128]

*644 En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed. [FN129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor- manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees. [FN130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor--manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds." [FN131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected. [FN132]

As the Gartenberg test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the Gartenberg burden of proving that fees extracted from a given fund are "unreasonably unreasonable." [FN133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

*645 The Gartenberg plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund. [FN134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage. [FN135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, Gartenberg's refusal to allow use of comparative fee data seems limited to the facts before the court. In Gartenberg, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in Kalish v. Franklin Advisors, Inc., [FN136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds." [FN137] The fund in Kalish invested in GNMA securities. The court in Kalish held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund. [FN138] The court branded any comparison with Vanguard "seriously flawed," [FN139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor. [FN140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish ***646** "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. [FN141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group." [FN142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in Kalish likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds. [FN143] An expert in the financial services field offered a one-word appraisal of the Kalish court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy." [FN144]

The district courts in Krinsk v. Fund Asset Management, Inc. [FN145] and Schuyt v. T. Rowe Price Prime Reserve Fund, Inc. [FN146]were equally willing to favor industry defense arguments. Like Gartenberg, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in Krinsk dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b), [FN147] and also dismissed a proxy claim under 14a-9. [FN148] In construing the Gartenberg factors, the court in Krinsk made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds," [FN149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility. [FN150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement." [FN151]

On the crucial issue of the advisor's profitability, the court in Krinsk received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%. [FN152] Merrill Lynch's chief expert reported a loss of $77 million and a negative profitability percentage of 55.8. [FN153] The court understated the issue when it ***647** held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions." [FN154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%." [FN155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor. [FN156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in Krinsk thus mirrored the problems encountered in Gartenburg and Kalish: a lack of solid proof. [FN157] As in Gartenburg and Kalish, the court in Krinsk evaluated comparable expense ratios in a way that was highly favorable to the defense. [FN158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing Gartenberg, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business." [FN159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds. [FN160]

The court in Krinsk found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors. [FN161] The "irrelevant" annual fee paid by the fund's ***648** shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee. [FN162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA." [FN163] There is another way to characterize the annual fee: cash cow. [FN164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years. [FN165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979, [FN166] to 59.1% for the entire year, [FN167] to 66.8% for 1980, [FN168] and to 77.3% for 1981. [FN169] The court in Schuyt approved the directors' behavior based on the Gartenberg factors, [FN170] faulting plaintiff's experts for failing to address them in detail. [FN171] In the course of its favorable appraisal of *649 the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ." [FN172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale," [FN173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services," [FN174] faulting the expert for failing to correlate the nature of the services provided in the different settings. [FN175]

While Schuyt can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under Gartenberg. [FN176] The court in Schuyt dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in Gartenberg, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day. [FN177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal, [FN178] and in any event, get realized as administrative expenses.

*650 For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows. [FN179]

Included in the plaintiff's allegations in Schuyt was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor. [FN180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law. [FN181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ." [FN182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered. [FN183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important. [FN184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in Schuyt two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ." [FN185]

*651 3. Problems With the Gartenberg Test As Applied

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures." [FN186] So far, so good. What happens next is not good; Gartenberg's pro-investor logic becomes perverted. Post-Gartenberg courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the Gartenberg criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The Kalish court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures. [FN187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as Gartenberg insists, free market pricing (or "arm's- length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read Gartenberg as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses. [FN188] Another securities area where argument by analogy has been accepted relates to excessive markups. In Grandon v. Merrill Lynch & Co., [FN189] the Second Circuit had no difficulty analogizing to markup *652 limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why Grandon is pertinent here. In Grandon, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market." [FN190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that Grandon espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation. [FN191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management," [FN192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position. [FN193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated. [FN194] This lack of data sealed the fate of the plaintiffs in Gartenberg, Schuyt, Kalish, and Krinsk. [FN195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." [FN196] When a federal agency, conducting an investigation at the urging of a *653 congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. Gartenberg, as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims. [FN197]

From the standpoint of fund shareholders, about the best that can be said of the Gartenberg line of cases is that they are confined to their facts. Three of the four cases--Gartenberg, Krinsk, and Schuyt--concerned money market fund advisory fees [FN198] and thus are easily distinguishable in an equity fund advisory fee case. Kalish dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments. [FN199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

*654 G. Critiquing the Industry's Defense of the Status Quo

1. The Industry's Position: Rampant Competition

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure." [FN200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000), [FN201] and there are a large number of funds available in the marketplace, at present more than 10,000. [FN202] *655 However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based." [FN203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors. [FN204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades. [FN205]

*656 There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite. [FN206] Because, as Gartenberg and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an amicus position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so. [FN207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers. [FN208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by- fund and complex-wide bases. [FN209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers. [FN210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the *657 Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy. [FN211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a de facto standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors. [FN212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel. [FN213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago. [FN214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line. [FN215] In many cases, funds' independent directors already *658 populate funds' nominating committees. [FN216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors. [FN217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment . . . in providing legal representation." [FN218] This requirement does not signal a breakthrough in the field of attorney-client relations--far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules. [FN219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements. [FN220] And *659 even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm. [FN221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates [FN222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the Gartenberg test explicitly requires this comparison. [FN223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of Gartenberg, they surely should. [FN224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in Schuyt, that *660 profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure, [FN225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition. [FN226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive. [FN227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors. [FN228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under Gartenberg's mandate that when the fund's board makes its fair price determination, "all pertinent facts must be weighed." [FN229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts [FN230] that need to be very carefully evaluated by the fund's directors. After all, any *661 reduction in advisory fees directly enhances fund shareholders' returns. [FN231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. Gartenberg calls for such study, for it is read to demand that the "profitability of the fund to the advisor" [FN232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining." [FN233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel." [FN234] It is time *662 for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure." [FN235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it. [FN236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another." [FN237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors. [FN238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing." [FN239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed. [FN240]

*663 The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders, [FN241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated Report on Mutual Fund Fees and Expenses offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses." [FN242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix *664 administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in Krinsk: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I." [FN243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet." [FN244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format." [FN245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)." [FN246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The Gartenberg reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided. [FN247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures." [FN248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in Krinsk, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets, [FN249] and the fact that different fees buy different *665 services depending on the fund's fee structure, [FN250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held. [FN251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns. [FN252] This depiction of investor naivete is consistent with other survey results. [FN253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate." [FN254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC, [FN255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to *666 have "difficulty in evaluating overall costs and services." [FN256] This lack of market transparency necessarily inhibits price competition. [FN257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence." [FN258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses." [FN259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive. [FN260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are." [FN261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it." [FN262] The SEC *667 Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds." [FN263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability." [FN264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable." [FN265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators. [FN266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us." [FN267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

*668 V. Proposals for Change

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra- competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

[e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes. [FN268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period. [FN269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry. [FN270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors. [FN271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in *669 their sales efforts. [FN272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better. [FN273]

In its Report on Mutual Fund Fees and Expenses, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (e.g., $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period." [FN274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money." [FN275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund ***670** fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style. [FN276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors. [FN277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality. [FN278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

***671** VI. Conclusion

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected . . . when investment companies are organized, operated, or managed . . . in the interest of investment advisors" and not in the interest of fund shareholders." [FN279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?" [FN280] His answer: "I don't think it exists in this industry." [FN281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up . . . originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition. . . . The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition. [FN282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates . . . charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies." [FN283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read Gartenberg to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of Gartenberg has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, Gartenberg's grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment *672 vehicle than equity pension fund portfolios. [FN284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion, [FN285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually--a staggering number--nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998. [FN286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed. [FN287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosur *673 approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in Krinsk, the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance- adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison." [FN288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under Gartenberg to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's Report on Mutual Fund Fees and Expenses declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense." [FN289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

[FNa1]. Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.

[FNaa1]. Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of Florida; CFA.

[FN1]. Between February 1972 and July 1974, Investment Company Institute- member (ICI) funds suffered net redemptions in twenty-six out of thirty months. Division of Investment Management, SEC, Mutual Fund Distribution and Section 22(d) of the Investment Company Act of 1940 19 (1974).

[FN2]. See id. at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable...." Id. at 43.

The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. See Lisa McCue, Is Deposit Insurance Necessary, Am. Banker, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." Division of Investment Management, supra note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., Distribution in Mid-Decade: Coping with Success and Other Problems, in Investment Companies 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. William J. Baumol et al., The Economics of Mutual Fund Markets: Competition Versus Regulation 34 (1990).

A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, Revisiting Rule 12b-1 Under the Investment Company Act, 31 Sec. & Commodities Reg. Rev. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. See Glenn et al., supra at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

[FN3]. Baumol et al., supra note 2, at 19 n.1.

[FN4]. Id. at 17.

[FN5]. Weiss Ratings Now Available Online, Bus. Wire, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. Division of Investment Management, SEC, Report on Mutual Fund Fees and Expenses (Dec. 2000), at http:// www.sec.gov/studies/feestudy.htm [hereinafter Report on Mutual Fund Fees].

[FN6]. Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000, PR Newswire, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, After Stock Funds' Poor Year, Time for the Damage Report, Wall St. J., Jan. 12, 2001, at C1.

[FN7]. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, Economics 101 for Mutual Fund Investors... for Mutual Fund Managers, Speech Before the Economic Club of Arizona (Apr. 20, 1999), at http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, Economics 101].

[FN8]. Merrill Lynch & Co., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

[FN9]. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), at http://www.vanguard.com/educ/lib/bogle/ investmanage.html; see also John Waggoner & Sandra Block, High Fund Performance at Low Cost, USA Today, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. Id.

[FN10]. See, e.g., Tracey Longo, Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising, Fin. Plan., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, High Fund Fees Have Got to Go, Bus. Wk., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, Fund Fees Are Rising. Who's to Blame?, Bus. Wk., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, The Fund Industry's Dirty Secret: Big is Not Beautiful, Forbes, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make--but the less able you are to serve your shareholders.... In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, Some Say More Could be Done to Clarify Fees, Wall St. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, Watch Those Fees, Newsweek, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, Where Are Fund Directors When We Need Them?, Kiplinger's Pers. Fin. Mag., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, Are Fund Managers Carving Themselves Too Fat a Slice?, Bus. Wk., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, How Funds Get Rich at Your Expense, Money, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, Why Those Fund Fees Matter, U.S. News & World Rep., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year--even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, Why Fund Fees Are So High, Bus. Wk., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, Getting Wise to Mutual Fund Fees, Fortune, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are the keys to future returns."); Edward Wyatt, Empty Suits in the Boardroom, N.Y. Times, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); Industry Doing a Poor Job of Explaining Charges, USA Today, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

[FN11]. See 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

[FN12]. See, e.g., Antonio Apap & John M. Griffith, The Impact of Expenses on Mutual Fund Performance, 11 J. Fin. Plan. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note, 42 J. Fin. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios, J. Fin. Res. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, The Rising Tide, Morningstar Mutual Funds, Oct. 11, 1996, at S1- S2; Michael Mulvihill, A Question of Trust, Morningstar Mutual Funds, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," General Accounting Office, Mutual Fund Fees Additional Disclosure Could Encourage Price Competition 4 (2000) [[hereinafter "GAO Report"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," id. at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," id. at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," id. at 47; "funds do not compete primarily on the basis of their operating expense fees," id. at 62; "academic researchers [and others] saw problems with the fee disclosures [[made by mutual funds]," GAO Report, supra, at 76.

[FN13]. See, e.g., Samuel S. King, Note, Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard, 98 Colum. L. Rev. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

[FN14]. See Wyatt, supra note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 infra and accompanying text.

[FN15]. GAO Report, supra note 12, at 62-65.

[FN16]. Division of Management Regulation, s upra note 1, at v.

[FN17]. See, e.g., Jonathan Clements, Hint: Managers Are Only as Smart As the Expenses They Charge, Wall. St. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, Avoid Stock and Bond Funds With High Expenses, Buffalo News, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

[FN18]. "Most fund companies don't even attempt to point to strong performance as a rationale for higher fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in their management fees by pointing to the average for similar funds. This argument can only lead to an upward spiral in costs: As more funds raise their fees to bring them in line with the averages, the averages go up, more funds raise their fee and so on." Stern, supra note 10, at 73; see also Longo, supra note 10; John C. Bogle, Bogle on Mutual Funds 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. See Christopher Oster, Fees? You Mean Mutual Funds Have Fees?, Wall. St. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. See Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), reprinted in GAO Report, supra note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

[FN19]. Division of Investment Management, s upra note 1, at v.

[FN20]. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law. 107 (1993).

[FN21]. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. See id. at 112-13.

[FN22]. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. See Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

[FN23]. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today ...." Bogle, supra note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index, John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. Id. at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. Id. at 5.

[FN24]. See Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

Now, this is about the birds and the bees of the American corporate scene.... The fund is conceived by a bunch of people whom we call advisors or managers.... This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, University of Pennsylvania Law School Conference on Mutual Funds, 115 U. Pa. L. Rev. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

[FN25]. See, e.g., Bogle, supra note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern, N.Y. Times, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). See also note 92 infra and accompanying text.

[FN26]. Baumol et al., supra note 2, at 22.

[FN27]. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. § 80a-15(c) (1994).

[FN28]. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 86,212, at 82,451 (Oct. 14, 1999), quoting from Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation 251 (1992) [hereinafter 1992 Protecting Investors Report].

[FN29]. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

[FN30]. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." John C. Bogle, Common Sense on Mutual Funds: New Perspectives for the Intelligent Investor 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, Why Fund Fees Are So High, Bus. Wk., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows... that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart, Money, Dec. 1996, at 15. A lawyer who brought numerous cases

against fund management companies once put it this way:
I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?
"No...."
"Did you ever once suggest that when the fund got to be over a billion dollars... perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"
"Answer: No-and I mean the uniform answer."
"[T]he realities are... that you can't count on the unaffiliated director [[s]."
Statement of Abraham Pomerantz, supra note 24, at 753-54.

[FN31]. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting In re First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

[FN32]. See, e.g., Werner Renberg, Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?, Barron's, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

[FN33]. 694 F.2d 923 (2d Cir. 1982).

[FN34]. Id. at 929; see also Peter Tufano & Matthew Sevick, Board Structure and Fee Setting in the U.S. Mutual Fund Industry, 32 J. Fin. Econ. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:
[I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two- thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor ...."

Simon, supra note 10, at 130. Kahn, 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:
[I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat....[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [[the] final offer.
Id. at 1120-21. In Kahn, the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." Id. A like ruling in fund fee litigation--that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness--would be both warranted and revolutionary.

[FN35]. See infra notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

[FN36]. Ira M. Millstein, The Responsible Board, 52 Bus. Law. 407, 409 (1997).

[FN37]. Bogle, supra note 18, at 298.

[FN38]. Id.

[FN39]. Id. at x.

[FN40]. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition in large measure by keeping costs low." Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce, 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), available at http:// www.ici.org/issues/fee_hearing.html [hereinafter Improving Price Competition].

[FN41]. Bogle, supra note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. See supra note 7 and accompanying text.

[FN42]. Bogle, supra note 30, at 431.

[FN43]. John Rea et al., Operating Expense Ratios, Assets and Economies of Scale in Equity Mutual Funds, Investment Company Institute Perspective, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." Report on Mutual Fund Fees, supra note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 Protecting Investors Report, supra note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. See GAO Report, supra note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

[FN44]. Rea et al., supra note 43, at 1, 5.

[FN45]. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. See supra note 12 and infra note 69.

[FN46]. Baumol et al., supra note 2, at 87.

[FN47]. Id.

[FN48]. John C. Bogle, Mutual Funds at the Millennium: Fund Directors and Fund Myths, at http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, Economics 101, supra note 7.

[FN49]. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

[FN50]. John D. Rea & Brian K. Reid, Trends in the Ownership Cost of Equity Mutual Funds, Inv. Co. Inst. Perspective, Nov. 1998, at 12.

[FN51]. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. Id. at 13.

[FN52]. Report on Mutual Fund Fees, supra note 5, tbl. 2.

[FN53]. Id. at tbl. 9.

[FN54]. Rea et al., supra note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe-and that our expense ratios have declined by 53% since 1980-I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, Economics 101, supra note 7 .

[FN55]. Bogle, supra note 30, at 320.

[FN56]. Id.

[FN57]. Id.

[FN58]. See John P. Freeman, The Use of Mutual Fund Assets to Pay Marketing Costs, 9 Loy. U. Chi. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

[FN59]. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." Report on Mutual Fund Fees, supra note 5. The breakpoint pricing system has been explained as follows:

Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., supra note 43 at 1, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. See infra note 71.

[FN60]. See M. Christian Murray, ReliaStar Buys Asset Manager, Nat'l Underwriter, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); Navigator Fund Changes, Nat'l Post, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

[FN61]. Bogle, supra note 30, at 321 (emphasis added).

[FN62]. See Schonfeld & Kerwin, supra note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice.... Mutual funds offer advantages that other investment vehicles may not, including diversification, economies of scale, and professional management.") (emphasis added).

[FN63]. The GAO Report noted:

Industry officials we interviewed... generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO Report, supra note 12, at 34.

[FN64]. Id. at 9.

[FN65]. Id.

[FN66]. Id. at 9-11.

[FN67]. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO Report, supra note 12, at 11-12.

[FN68]. Rea & Reid, supra note 50, at 12-13.

[FN69]. Rea et al., supra note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." Id. at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., supra note 43, at 5.

[FN70]. Rea et al., supra note 43, at 2, 15.

[FN71]. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds--a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. See infra note 100 and accompanying text.

[FN72]. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

[FN73]. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 billion fund.

[FN74]. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

[FN75]. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

[FN76]. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. Report on Mutual Fund Fees, supra note 5.

[FN77]. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers, N.Y. Times, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from

2.25% of net assets to 1.49%. Rea & Reid, supra note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, supra note 48; see also Jerry Morgan, Mutual Fund Loads Can Be a Load Over Time, Newsday, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no- load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, A Loud Call to Lower Fees?, Fund Directions, Feb. 1999, at 1.

[FN78]. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., supra note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy--investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, Why Those Fund Fees Matter, U.S. News & World Rep., July 8, 1996, at 73; see also Oppel, supra note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. See Improving Price Competition, supra note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. See Rea & Reid, supra note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, supra note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35- 40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. Id. That ownership costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. See GAO Report, supra note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

[FN79]. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. See GAO Report, supra note 12, at 9.

[FN80]. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. Id.

[FN81]. Id.

[FN82]. Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency, 90th Cong. 353 (1967). The investment paid off. Id. See also Simon, supra note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

[FN83]. An even fairer question is what funds themselves are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, supra note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

[FN84]. Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios....
Longo, supra note 10, at 1.

[FN85]. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

[FN86]. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. See Staff of the New York Institute of Finance, Stocks Bonds Options Futures--Investments and Their Markets 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

[FN87]. Wharton School of Finance & Commerce, 87th Cong., A Study of Mutual Funds 493 (Comm. Print 1962) [hereinafter Wharton Report].

[FN88]. The price disparity was explained as follows:
The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same

persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.
Id. at 493-94.

[FN89]. Id. at 489.

[FN90]. Id.

[FN91]. H.R. Rep. No. 89-2337 (1966).

[FN92]. Wharton Report, supra note 87, at 120.

[FN93]. Simon, supra note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, Why Your 401(k) Plan Needs an Investment Policy and How to Establish One, in Pension Plan Investments, Confronting Today's Investment Issues ERISA Litigation: The Regulatory Perspective & Practical Implications on Plan Management & Investments (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. See Rea et al., supra note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. Id. at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. See Elizabeth A. White, DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements, 25 Pens. & Ben. Rep. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); see also Ross D. Spencer, Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers, Employee Ben. Plan Rev., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

[FN94]. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less.

Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.
Michael Quint, Aetna is Seen Seeking Buyer for Aeltus Investment Unit, N.Y. Times, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. See Barry B. Burr, Frontlines: A Good Deal: Asset Management Is Added Value, Pensions & Inv., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, Acquisition of Mutual Fund Families: Corporate and Regulatory Issues, in Understanding Securities Products of Insurance Companies 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. See Robert McGough & Ken Brown, T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed, Wall St. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2

billion. Id. at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999, Bus. Wire, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see Bogle, supra note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

[FN95]. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

[FN96]. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

[FN97]. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

[FN98]. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

[FN99]. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

[FN100]. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. See Report on Mutual Fund Fees, supra note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

[FN101]. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

[FN102]. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

[FN103]. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

[FN104]. See David A. Latzko, Economies of Scale in Mutual Fund Administration, 22 J. Fin. Res. 331 (1999).

[FN105]. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

[FN106]. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

[FN107]. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

[FN108]. See, e.g., Jonathan Clements, Getting Started: Index Funds Are Hot--But Which One?, Wall St. J., June 6, 1990, at C1.

[FN109]. See, e.g., James A. White, Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions, Wall St. J., Dec. 26, 1989, at C1, C17.

[FN110]. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

[FN111]. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. See supra Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

[FN112]. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

[FN113]. See, e.g., GAO Report, supra note 12, Appendix III, at 117-20 (Letter from Matthew P. Fink, President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, A Raw Deal for Fund Shareholders, Bus. Wk., July 31, 2000, at 94 .

[FN114]. Improving Price Competition, supra note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO Report, supra note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." Id. at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." Id. at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly competitive ...." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), reprinted in GAO Report, supra note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

[A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.
Id. at 7.

[FN115]. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

(1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.
Laura R. Smith, The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?, 39 Santa Clara L. Rev. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

[FN116]. Fund management companies have a sterling litigation record. See Baumol et al., supra note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. Id.

[FN117]. 15 U.S.C. § 80a-35(b) (1994).

[FN118]. See Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), cert. denied, 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), aff'd, 835 F.2d 45, 46 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), aff'd, 636 F.2d 16, 17 (2d Cir. 1980), cert. denied, 451 U.S. 910 (1981).

[FN119]. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

[FN120]. Id. § 80a-35(b)(1).

[FN121]. Id. § 80a-35(b)(3).

[FN122]. Id.

[FN123]. Id. § 80a-35(b)(5).

[FN124]. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 90,299 at 91,091 (S.D.N.Y., June 25, 1998). Castillo involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. Id. at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." Id. The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." Id. Class actions against fund independent directors have been made particularly difficult by the new litigation. See Jordan Eth & Christopher A. Patz, Securities Litigation and the Outside Director, 33 Rev. Sec. & Commodities Reg. 95 (2000).

For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. Castillo, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. Id. at 91,094. The first stumbling block was loss causation, i.e., the need to connect the deception with the ensuing loss. Id. The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. Id. at 91,095.

The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. Castillo, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. Id. at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." Id. at 91,097 n.10.

As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. Id. at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. See, e.g., Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). See also Investment. Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions... for a broker-dealer to recommend a change of customer's investment... merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. See O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

[FN125]. See Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

[FN126]. 694 F.2d 923 (2d Cir. 1982).

[FN127]. Id. at 930.

[FN128]. Id. at 928.

[FN129]. Id. at 928-29.

[FN130]. Id. at 929-32.

[FN131]. Gartenburg, 694 F.2d at 929.

[FN132]. Id. at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply.... [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." Id.

[FN133]. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

[FN134]. Gartenberg, 694 F.2d at 931.

[FN135]. We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price... serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).

[FN136]. 742 F. Supp. 1222 (S.D.N.Y. 1990).

[FN137]. Id. at 1237.

[FN138]. See id. at 1230, 1250 (discussing and rejecting the Vanguard analogy).

[FN139]. Id. at 1250 .

[FN140]. Id. at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. Kalish, 742 F. Supp. at 1231.

[FN141]. Id. (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

[FN142]. Id. (same).

[FN143]. Id.

[FN144]. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

[FN145]. 715 F. Supp. 472 (S.D.N.Y. 1988).

[FN146]. 663 F. Supp. 962 (S.D.N.Y. 1987), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988).

[FN147]. Krinsk, 715 F. Supp. at 502-03.

[FN148]. Id. at 503.

[FN149]. Id. at 487.

[FN150]. Id. This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." Improving Price Competition, supra note 40, at 53 (1998) (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

[FN151]. Krinsk, 715 F. Supp. at 487.

[FN152]. Id. at 489 (citing to tables within the case).

[FN153]. Id. (citing to tables within the case).

[FN154]. Id. Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. Id. at 494.

[FN155]. Krinsk, 715 F. Supp. at 494.

[FN156]. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the Gartenberg test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. Krinsk, 875 F.2d at 409, citing Gartenburg, 694 F.2d at 929-30.

[FN157]. The court in Krinsk likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. Krinsk, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. Id. at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economies of scale, because they never quantified the existence and size of any economies realized. Id. at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." Id. The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. Id.

[FN158]. See Krinsk, 715 F. Supp. at 497.

[FN159]. Id.

[FN160]. Id. In 1985, the fund had approximately one million shareholders. Janet Bamford, See You In Court, Forbes, Sept. 9, 1985, at 144.

[FN161]. Krinsk, 715 F. Supp., at 497-98.

[FN162]. The advisory fee for 1985 was under $64 million. Id. at 479.

[FN163]. Id. at 498.

[FN164]. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way--it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, Money Market Accounts Try to Woo Clients, St. Louis Post-Dispatch, Mar. 18, 1993, available at LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. Merrill Lynch Introduces the CMA Global Gold Travel Awards Program; First Offering of its Kind from a Brokerage Firm, PR Newswire, Feb. 26, 1996, available in LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA Money Fund Prospectus, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in Krinsk.

[FN165]. Schuyt, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," id. at 980 n.53, "amazing," id., and "astonishing," id. at 966.

[FN166]. Id. at 968.

[FN167]. Schuyt, 663 F. Supp. at 979.

[FN168]. Id. at 978-79.

[FN169]. Id. at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." Id. at 989 n.77. In Strougo v. BEA Assocs., [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In Strougo, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. Id. P 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee... is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." Id.

[FN170]. The factors are articulated in supra text accompanying notes 129- 32. The Schuyt court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in Schuyt, 663 F. Supp. at 974-88.

[FN171]. Schuyt, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors... [is] sufficiently competitive to prevent excess profits." Id. at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of Gartenberg's finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." Id. (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d. Cir. 1982)).

[FN172]. Schuyt, 663. F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). See also id. at 970 n.25 (restating "the basic test").

[FN173]. Id. at 972 n.34.

[FN174]. Id. at 973 n.38.

[FN175]. Id. at 973-74 n.38.

In making his comparison... Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients... and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially. Schuyt, 663 F. Supp. at 973-74 n.38.

[FN176]. Id. at 974 n.38.

[FN177]. In so holding, the court cited Gartenberg for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." Id. The court in Schuyt later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." Id. at 983-84.

[FN178]. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

[FN179]. See supra notes 93-105 and accompanying text.

[FN180]. Schuyt, 663 F. Supp. at 989.

[FN181]. Id. at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." Id. The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." Id. According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." Id. In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

[FN182]. Schuyt, 663 F. Supp. at 990.

[FN183]. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

[FN184]. See infra note 219 .

[FN185]. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

[FN186]. See Krinsk, 875 F.2d at 409 (enumerating the Gartenberg factors).

[FN187]. See Rosenthal, supra note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees.... Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

[FN188]. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, A Model for Determining the Excessive Trading Element in Churning Claims, 68 N.C. L. Rev. 327 (1990).

[FN189]. 147 F.3d 184 (2d Cir. 1998).

[FN190]. Id. at 189-90.

[FN191]. See Simon, supra note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

[FN192]. Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

[FN193]. Id. at 803-04.

[FN194]. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. Id. at 738.

[FN195]. Indeed, the Second Circuit in Gartenberg explicitly called attention to the plaintiffs' failure of proof:

Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence... must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

[FN196]. GAO Report, supra note 12, at 33.

[FN197]. See James N. Benedict et al., Recent Trends in Litigation Under the Investment Company Act of 1940, 32 Rev. Sec. & Commodities Reg. 165 (1999). For example, in Strougo v. Scudder Stevens & Clark, plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. See James J. Hanks, Jr., Straightening Out Strougo: The Maryland Legislative Response to Strougo v. Scudder, Stevens & Clark, Inc., 1 Vill. J.L. & Inv. Mgm't 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in Strougo subsequently was held unconstitutional by Maryland's Court of Appeals in Migdal v. Maryland, 747 A.2d 1225 (Md. 2000).

[FN198]. Another money market fund case that has been litigated is Meyer v. Oppenheimer, 609 F. Supp. 380 (S.D.N.Y. 1984), rev'd, 764 F.2d 76 (2d Cir. 1985). Meyer started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. Meyer, 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in Meyer failed due to a lack of proof. Id. at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. Meyer, 764 F.2d at 85. But when later invited, the SEC declined to participate. Meyer, 691 F. Supp. at 680-81. Meyer thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

[FN199]. GAO Report, supra note 12, at 62-63.

[FN200]. Improving Price Competition, supra note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. See, e.g., Alyssa A. Lappen, Funds Follies, Inst. Inv., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial--or intellectual--wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers, 73 Wash. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds... provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance, 69 Wash. L. Rev. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); see also The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs, 98th Cong. (statement of David Silver, President of Investment Company Institute), reprinted in PLI, Third Annual Financial Services Institute 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, supra note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, supra note 113, at 94.

[FN201]. Schonfeld & Kerwin, supra note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a- 15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. See GAO Report, supra note 12, at 60.

[FN202]. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. See, e.g., The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce, 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing ...." Lou Rubin, Financial Services: Feeling Isn't Mutual, Brandweek, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO Report, supra note 12, at 64-65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on

Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

[FN203]. GAO Report, supra note 12, at 96.

[FN204]. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. Id. at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. See Tufano & Sevick, supra note 34, at 347.

[FN205]. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

Mr. Moss:... Do they [fund directors] cover offers from other managers?

Mr. Loeffler: They have had no occasion to do [so] sir.

Mr. Moss: Can you cite me any instance in any fund where that has happened?

Mr. Loeffler:... Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds... should sit down and say, "We can get a better deal from another management company.... Therefore we shift over here."

Mr. Moss: They do not really know, do they, because they do not invite any competing offers-....Or proposals?....Do they entertain any proposals? Do you go out and submit proposals to other funds?

Mr. Loeffler: To other funds?

Mr. Moss: To undertake management activities for them?

Mr. Loeffler: No, sir.

Mr. Moss: You do not.

Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to-

Mr. Keith: Yes.

Mr. Alger: I mean, that is the way we view it.

Mr. Keith: The SEC does not think this is healthy.

Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive?.... I mean you can only describe it in competitive terms.... I mean no one is making an awful lot of money.... I mean management companies really are not very profitable. That is the fact of it.

Id. at 506-07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

[FN206]. See supra notes 85-107 and accompanying text.

[FN207]. Indeed, in Meyer v. Oppenheimer Management Corp., 609 F. Supp. 380 (S.D.N.Y. 1984), rev'd, 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views . In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency, 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

[FN208]. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. See Letter from Anthony A. Vertuno, supra note 181.

[FN209]. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." Id.

[FN210]. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." See infra note 234.

[FN211]. See supra text accompanying notes 87-94 .

[FN212]. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. See Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been... better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors... had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), aff'd, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel... who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. See Materials Submitted by the Division of Investment Management, The SEC Speaks In 2000, at 13, 21 (2000).

[FN213]. See infra note 212 and accompanying text.

[FN214]. Protecting Investors Report, supra note 28, at 266-67.

[FN215]. Investment Company Institute, Report of The Advisory Group on Best Practices for Fund Directors 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI Advisory Group Report"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC Division of Investment Management, Protecting Investors: A Half Century of Investment Company Act Regulation 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all... funds... have a majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce, 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, supra note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." Id. at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." Id. at 353.

[FN216]. American Bar Association, Fund Directors' Guidebook, 52 Bus. Law. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce, 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

[FN217]. American Bar Association, supra note 216, at 254.

[FN218]. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

[FN219]. See, e.g., Model Rules of Prof'l Conduct R. 1.7(b).

[FN220]. ICI Advisory Group Report, supra note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that: "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." Id. at 23. "Independent directors be selected and nominated by the incumbent independent directors." Id. at 25. "Independent directors establish the appropriate compensation for serving on fund boards." Id. at 27. "Fund directors invest in funds on whose boards they serve." Id. at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI Advisory Group Report, supra note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." Id. at 32.

Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." Id. at 35. "Independent directors designate one or more 'lead' independent directors." Id. at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI Advisory Report, supra note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." Id. at 38. "Fund boards adopt policies on retirement of directors." Id. at 40. "Fund directors evaluate periodically the board's effectiveness." Id. "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." Id. at iii-iv.

[FN221]. See Barker, supra note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); ISS Takes on ICI Over Best Practices Proposals, Fund Action, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even." ') .

[FN222]. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

[FN223]. Gartenburg, 694 F.2d at 929-30; see Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing Gartenburg for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

[FN224]. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA- authored Fund Directors' Guidebook, supra note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." Id. at 249-50.

[FN225]. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, Financial Transparency and Corporate Governance: You Manage What You Measure, 96 Colum. L. Rev. 1335 (1996).

[FN226]. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, *reduce conflicts of interest that could result in excessive charges.* Second, *require that mutual fund fees be fully* disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, supra note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), available at http:// www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

[FN227]. This data is essential to evaluate whether fees are excessive under Gartenburg, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. Gartenberg, 694 F.2d 929-30.

[FN228]. See In re Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

[FN229]. Gartenberg, 694 F.2d at 929 (emphasis added).

[FN230]. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in TSC that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." Id. See also 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in TSC Industries). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

[FN231]. See, e.g., GAO Report, supra note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

[FN232]. Krinsk, 875 F.2d at 409.

[FN233]. Gartenburg, 694 F.2d at 929.

[FN234]. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." Report on Mutual Fund Fees, supra note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." Id.

[FN235]. See Improving Price Competition, supra note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

[FN236]. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, supra note 12, at 6.

[FN237]. Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce, 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." Improving Price Competition, supra note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

[FN238]. Robert A. Robertson, In Search of the Perfect Mutual Fund Prospectus, 54 Bus. Law. 461, 472 (1999).

[FN239]. Id. at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.").

[FN240]. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, supra note 40, at 50.

Professor Trzcinka's findings are as follows:

Total expenses paid by investors have not fallen over the past decade and probably have risen.

There is no relationship between the level of expense ratios and risk- adjusted performance except that large expense ratios substantially reduce performance.

There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.

There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.

Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.

Information available to investors on mutual fund portfolio management is poor.

Id.

Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

[I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, supra note 40, at 62 (statement of Harold Evensky).

[FN241]. See supra note 10.

[FN242]. Report on Mutual Fund Fees, supra note 5.

[FN243]. Krinsk, 715 F.Supp. at 481 (internal citations omitted).

[FN244]. Id.

[FN245]. Report on Mutual Fund Fees, supra note 5.

[FN246]. Id.

[FN247]. Krinsk, 875 F.2d at 409.

[FN248]. Id.

[FN249]. Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, Fund Distribution: Proposed Elimination of Section 22(d); Market Tailored Fund Structures, in Investment Companies 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

[FN250]. Id. at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

[FN251]. Gordon J. Alexander, et al., Mutual Fund Shareholders: Characteristics, Investment Knowledge, and Sources of Information (June 26, 1996), available at 1996 WL 10828970.

[FN252]. Id.

[FN253]. See, e.g., Ellen Schultz, Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices, Wall. St. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

[FN254]. SEC, U.S. Securities and Exchange Commission, at http:// www.sec.gov/ (last visited Jan. 24, 2001).

[FN255]. Longo, supra note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." Id.

[FN256]. Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.
Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. Id.

[FN257]. Hoene, supra note 249, at 108.

[FN258]. Arthur Levitt, Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure (Aug. 10, 2000), at http:// www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

[FN259]. Arthur Levitt, Remarks at Mutual Fund Directors Education Council Conference (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." Id.

[FN260]. See Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), reprinted in GAO Report, supra note 12, at 102-09.

[FN261]. Simon, supra note 10 at 130 (quoting Susan Woodward).

[FN262]. Rachel Witmer, SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms, 30 Sec. Reg. & L. Rep. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." Improving Price Competition, supra note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), available at http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

[FN263]. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), available at http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, i.e., its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, The Application of Antitrust Rules to Standards in the Information Industries--Anomaly or Necessity?, The Computer Law., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, supra note 77, at 11.

[FN264]. Witmer, supra note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitior's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." Id.

[FN265]. Report on Mutual Fund Fees, supra note 5.

[FN266]. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced... economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO Report, supra note 12, at 33.

[FN267]. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

[FN268]. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

[FN269]. GAO Report, supra note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. Id. at 14.

[FN270]. GAO Report, supra note 12, at 13:

After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

[FN271]. See Schuyt, 663 F. Supp. at 973, 974 (quoting twice with approval from Gartenberg, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

[FN272]. GAO Report, supra note 12, at 17.

[FN273]. Witmer, supra note 262, at 1006-07.

[FN274]. Report on Mutual Fund Fees, supra note 5.

[FN275]. Bogle, supra note 268, at 8.

[FN276]. The GAO Report notes:

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

GAO Report, supra note 12, at 94; see also Bogle, supra note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion") . The problem, in other words, is that so long as fund fees levels are viewed in isolation, as Gartenberg has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. See Wyatt, supra note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

[FN277]. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation-- everything is to favor fund management." Braham, supra note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. Id.

[FN278]. A digest of John Bogle's critique of one industry study is set forth supra note 78 . For the authors' critical analysis of the ICI's economies of scale study, see supra notes 70-86 and accompanying text.

[FN279]. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a- 1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." Id. § 80a-1(b)(2).

[FN280]. Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm.

on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

[FN281]. Id.

[FN282]. Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

[FN283]. Wharton Report, supra note 87, at 485.

[FN284]. *Moreover, price competition, to the extent it exists, is more evident in the money market segment of the* fund industry. See GAO Report, supra note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

[FN285]. Susan Harrigan, Street Smarts, Newsday, July 30, 2000, at F2, available at 2001 WL 9230159.

[FN286]. Jacquelyn Rogers, Burning Issues Waft over Smoking and the Workplace, Employee Benefit News, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. See Bogle, supra note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." Id.

[FN287]. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a] dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, supra note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

[FN288]. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in supra note 124 .

[FN289]. Report on Mutual Fund Fees, supra note 5.

END OF DOCUMENT



EX. 2



U.S. Securities and Exchange Commission

Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents

2. Enhancing Investor Understanding of Mutual Fund Costs

•

STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

2. Presentation of Results

B. Methodological Issues

1. What Costs are Included in a Fund's Expense Ratio?

2. The Changing Role of Distribution Expenses

3. Data Sources/Explanation of Data Items

C. Factors That Affect Fees:Descriptive Statistics

1. Mutual Fund Growth

2. Expense Ratio Trends:All Classes

3. Expense Ratio Trends by Distribution Category

4. Total Ownership Costs

5. Expense Ratio Trends by Type of Investment

6. Expense Ratio Trends by Class Age

7. Expense Ratio Trends by Class Size

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

2. Results of Econometric Model of Expense Ratios

a. Fund Size56

b. Fund Family Asset-Size

c. Investment Category

d. Index, Institutional and Multi-Class Funds

e. Number of Funds in a Fund Family

f. Portfolio Turnover Rate

g. Number of Portfolio Holdings

h. Fund Age

i. Payment for Distribution Expenses:12b-1 Fee

j. Payment for Distribution Expenses:Sales Load

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

2. Results of Regression Model of Management Expense Ratios

F. Evidence of Breakpoints in Management Fees

G. Expenses of the Largest Mutual Funds in the Retirement Market

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees and Expenses ("Report") presents our study of trends in mutual fund[1] fees and expenses[2] experienced over the past twenty years. We conducted our study of fees in light of: (1) the significant growth in the mutual fund industry during the period; (2) U.S. households' increasing reliance on mutual funds to finance retirement, housing, and children's education;[3] (3) the significant impact that mutual fund fees and expenses have on investor returns; and (4) the ongoing debate over the appropriate level of mutual fund fees and expenses. We anticipate that the Report will be useful to Congress and the Commission in overseeing the mutual fund industry. Moreover, we believe that this information may be useful to members of the mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide a summary of our findings. Section II describes the regulatory framework with respect to mutual fund fees and expenses. The section summarizes the corporate governance and disclosure standards that apply to fund fees and expenses, and explains how these standards have evolved to meet changes in the industry. The section also describes recent Commission initiatives regarding fund fees and expenses. Section III presents the trends in fees. The section illustrates the extraordinary growth in fund assets during the period covered by the study. The section also discusses the major changes in the manner that funds are organized and distributed and the rapid expansion in the variety of services that is commonly available to fund shareholders. Section IV describes our recommendations concerning the corporate governance structure for the oversight of fund fees and the disclosure that investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty years. Assets under management have grown from $134.8 billion at the end of 1979 to $6.8 trillion at the end of 1999, an increase of more than 4,900%.[4] Over the same twenty-year period, the number of funds has increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of funds is the increasingly significant role of mutual funds as an investment vehicle for many Americans. Today, fund assets exceed the assets of commercial banks, with almost 88 million shareholders investing in mutual funds.[6] The percentage of U.S. households that invest in funds has increased from 6% in 1980 to 49% today due to a number of factors, including relatively low interest rates for bank deposits and the popularity of Individual Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (*i.e.*, a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.
- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)
- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which *are not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.
- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.
- Mutual fund expense ratios generally decline as the amount of fund assets increase.
- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.
- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.
- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. Summary of Recommendations

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (*e.g.*, $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.
- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND

EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, *i.e.*, the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (*e.g.*, soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts

bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the

Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.
- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.
- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, *e.g.*, equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes
3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/ planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan [61] adopted pursuant to rule 12b-1.— *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from *Morningstar Mutual Funds OnDisc* and *Morningstar Principia Pro*.[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999.[78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.
- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints."[79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.
- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6

1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion).[80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%
1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category

As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- *No-load*: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- *i.e.*, pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- *Load:* fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%

1998	.68%	1.12%
1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[91] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-

1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. Expense Ratio Trends by Class Age

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%
6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. Results of Econometric Model of Expense Ratios

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that is due to differences in operating expenses. So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.
- *Fund Family Assets:* As fund family assets increase, a class's operating expense ratio decreases.
- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.
- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios than comparable domestic funds.
- *Index Funds:* Index funds have lower operating expense ratios than other funds.
- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.
- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.
- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.
- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.
- *Portfolio Holdings*: As the number of portfolio holdings increases, a fund's operating expense ratio increases.
- *Multi-Class Funds*: Multi-class funds have higher operating expenses than single class funds.
- *Fund Age*: Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.*, conducting research, maintaining a trading desk, managing the investment portfolio in accordance with stated investment objectives and policies. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements.[109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. *Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase.* Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For these 34 funds, the combined assets that are not subject to any further breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size at the fund family level together with a single rate fee or a performance fee at the fund level. Twenty-one funds in our analysis, with assets of $506.3 billion, have a fund family fee. The median number of breakpoints at the fund family level is 37, with the first breakpoint at $3 billion in fund family assets and the last breakpoint at $1.2 trillion of fund family assets. The median fee rate for the first breakpoint is at 52 basis points and the median fee rate for the last breakpoint is 22 basis points. No funds have assets that exceed the last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based fee with breakpoints at the fund level and a separate fee that varies with the fund's investment performance. Eight funds in our analysis, with assets of $113.9 billion, have fund breakpoint-plus contracts. The median number of breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million and the last breakpoint at a fund asset-size of $10 billion. For the median fund in this category, the first breakpoint is at fee rate of 27.5 basis points and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a combined $41.1 billion of assets that exceed the asset level of the last breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our analysis, with assets of $376 billion, have single fee management contracts. The median fee rate for single fee management contracts is 65 basis points, with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the management fee is not a function of asset size of the fund, asset size of the fund family, or the fund's investment performance. These funds have combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the $12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).
- Mutual fund expenses vary with the following factors:
- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.
- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.
- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.
- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.
- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.
- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.
- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.
- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (*e.g.*, $10,000) that earned a standardized return (*e.g.*, 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

***

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1= specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)
Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International	.822	.319

Equity	(48.4)	(13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)
Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION

CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%

1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

1 This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, *see infra* Section III.B.3.

2 The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." *Id.* at 465. We use the terms interchangeably in this report.

3 Retirement assets invested in mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. *See* Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). *See also* Karen Damato, *Facing the Future of Funds*, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

4 *See* ICI Fact Book, *supra* note 3, at 69.

5 The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. *Id.* at 71.

6 *See* Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact

Book, *supra* note 3, at 67 (value of fund assets); Federal Reserve Board, *Financial and Business Statistics,* 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

7 *See* fundamentals, *supra* note 6, at 1.

8 *See* ICI Fact Book, *supra* note 3, at 50-51.

9 *See, e.g.,* John C. Bogle, *Do Mutual Funds Charge You Too Much?*, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, *The Rising Tide,* Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

10 ICI Fact Book, *supra* note 3, at 30.

11 The GAO report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition*, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

12 However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

13 *See, e.g.*, Dan Moreau, *SEC Watches Over Mutual Fund Industry*, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, *'Truth in Advertising' for Mutual Funds*, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, *New Mutual Fund Table is Valuable Tool for Investors*, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, *Rules Offer Some Help on Shopping for Funds,* L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, *Comparing Costs of Mutual Funds,* N.Y. Times, Jul. 30, 1988, at 34.

14 *See* GAO Report, *supra* note 11, at 97-98.

15 These data are the type of fee information that GAO recommended that investors be given. *See* GAO Report, *supra* note 11, at 97 (second alternative).

16 *See infra* p. 74.

17 *See* Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

18 Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. *See* Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). *See also* S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation 257 n.14 (May 1992) (hereinafter "Protecting Investors").

19 The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

20 As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184 A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are outstripping any reasonable relationship to expenses and effort even in a legal sense. And this is so even after making due allowance for incentive and benefit presumably conferred. This is not to say that no payment is justified after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

21 *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

22 Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

23 Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

24 Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

25 *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

26 Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1(b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

27 Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

28 We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

29 In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider the causes of such problems or circumstances; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of

the plan to other persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

30 Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

31 *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

32 Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

33 *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.*, 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989).

34 *See Krinsk*, 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

35 *See Gartenberg*, 694 F.2d at 928; *Krinsk*, 875 F.2d at 409.

36 *See Krinsk v. Fund Asset Mgmt., Inc.*, 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

37 Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

38 Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

39 Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

40 The fee table is Item 3 of Form N-1A.

41 The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. *See* Form N-1A Adopting Release, *supra* note 39, at 13924-25.

42 *See* SEC Chairman Arthur Levitt, *Sept. 28, 1998 Testimony before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce*, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

43 *See also* Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

44 Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

45 Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

46 *See Mutual Fund Investing: Look at More than A Fund's Past Performance* (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

47 *Mutual Fund Cost Calculator* (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

48 *Investment Options* (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

49 Investment Company Institute, *Frequently Asked Questions About Mutual Fund Fees* (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

50 *Financial Facts Tool Kit* (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

51 *Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission* (last modified Aug. 1, 2000) www.sec.gov/consumer/ inwsmf.htm.

52 *Search Key Topics* (continuously updated) http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000) http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

53 Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

54 *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

55 *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way is Up? The Debate About Fund Costs* (visited Dec. 23, 1998), http://www.morningstar.com/news/MS /IvoryTowers/ 981223Rek.msnhtml.

56 *See* Janet Novack, *Custom-made Mutual Funds,* (visited Sept. 11, 2000) http://www.forbesbest.com/0911/072.htm

57 *See New online brokers let you build your own mutual fund at a bargain price*, S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn]*, one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds*, Mutual Fund Cafe (visited Nov. 8, 2000) http://www.mfcafe.com/pantry/bps_062600.html.

58 In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals*, (visited July 26, 2000) http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

59 The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other services. *See infra* Section III.B.1 (What Costs are Included in a Fund's Expense Ratio?)

60 Some funds define the term management fee narrowly, to cover only the cost of selecting portfolio securities. These funds pay for administration, record keeping, and other services under separate contracts with other service providers. Other funds define the management fee broadly, to cover a variety of administrative and other services, in addition to expenses associated with selecting portfolio securities. A few funds have "unified" fees under which the management fee pays for all fund expenses (the management fee is equal to the expense ratio). Thus, if Fund A has a higher management fee than Fund B, it may mean that Fund A pays a higher fee to its adviser. Alternatively, it may mean that Fund A's management fee pays for services that are provided and charged for separately by Fund B's adviser, an affiliate of the adviser, or outside contractors.

61 Rule 12b-1 fees are most commonly used to pay for sales commissions, printing prospectuses and sales literature, advertising, and similar expenses. Some funds, however, adopt 12b-1 fees to cover expenses considered by other funds to be advisory or administrative expenses for which no plan may be required. To complicate the issue further, a fund might pay broker-dealer firms under a 12b-1 plan for services provided to fund shareholders who are the broker-dealer's customers while paying banks under an administrative agreement for providing the same services to fund shareholders who are bank customers. In addition, because it is unclear what expenses are properly considered distribution expenses, some funds, out of an abundance of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to ensure that if a court found any fund operating expense to be also a distribution expense, the expense would be covered under a 12b-1 plan. The result: some funds have 12b-1 plans although no assets are used for distribution purposes. Similarly, other funds, that do use their assets to pay for distribution, extend their 12b-1 plans to cover operating expenses as well.

62 *See* Protecting Investors, *supra* note 18, at 320-26.

63 The sales load -- representing the difference between the price per share at which fund shares are offered to the public and the net amount per share invested in the fund -- is retained by a fund's principal underwriter and/or the selling broker-dealer and no part is paid to the fund. The sales load is used to finance the broker's commissions, other sales and promotional expenses, and the underwriter's profit (if any).

64 During the 1970s, the Commission received a number of requests to allow fund assets to be used to pay for distribution. Reasons cited to approve these requests included rising net redemptions, growing public resistance to high front-end sales loads, the increased popularity of no-load funds, and the availability of competing investment products without front-end loads. Another rationale was that use of fund assets for distribution expenditures would result in a net flow of cash into funds, and in turn, economies of scale and more effective portfolio management. In 1979, after extensive consideration, the Commission proposed rule 12b-1, stating that funds should be permitted to bear distribution expenses if they were disclosed and regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The Commission adopted rule 12b-1 in October 1980. Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73898 (Oct. 28, 1980).

65 Investment Company Institute, Statement of the Investment Company Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

66 *See* Protecting Investors, *supra* note 18, at 294.

67 Many fund families offer their funds in a multi-class structure. One common structure consists of a share class with a front-end load and a small 12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly known as "B Shares"; and a share class with a larger 12b-1 fee that never expires, but no front-end load or CDSL, commonly referred to as "C shares".

68 Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

69

— A basis point is equal to 1/100 of 1%.

70 See *infra* Section III.C.4 for a further discussion of total shareholder cost analysis.

71 Although we attempted to use all available data, we eliminated some funds from the study because of missing data. For example, in 1999 the *Morningstar Principia Pro* database included observations for 11,078 classes. We excluded 2,177 classes because they were missing data for one or more of the variables in our regression. There were 1,084 classes without values for the expense ratio, and another 1,093 classes without values for one or more of the independent variables. This left us with 8,901 classes for which we have complete data.

72 The Morningstar databases use fund classes, rather than funds as the basic data item. The ramifications of this approach are discussed below and *infra,* note 97.

73 *See supra* note 67 and accompanying text.

74 Master-feeder arrangements are another organizational structure that is designed to offer additional choice to fund investors. Like a "regular" mutual fund, a master fund invests in stocks, bonds, and other portfolio securities. Unlike a regular mutual fund, the master fund distributes its shares not directly, but through other funds (feeder funds). A feeder fund sells its shares to the public, but invests only in shares of the master fund. Feeder funds, like classes, may offer varying levels of service or alternative ways of paying for distribution costs. The *Morningstar Principia Pro* database includes feeder funds as separate observations. *Principia Pro* identified 556 feeder funds with total assets of more than $200 billion as of March 31, 2000.

75 Although investors purchase shares of a specific class and incur that classes' expenses, analysis of fund expenses at the class level can sometimes produce anomalous results. Consider the following example: Class S of Big Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, *etc.*) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

76 In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. *See infra,* note 98 and accompanying text.

77 All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

78 Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

79 For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

80 An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

81 It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. *See infra,* Section III.C.5.

82 For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, *see* Financial Research Corp., *The*

Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

83 We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

84 Sales load data reported by Morningstar are the maximum sales loads charged.

85 *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea *et al.*, *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

86 Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

87 Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K., Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits*, *Mutual Fund Cafe*, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

88 Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

89 E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

90 International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

91 *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees,* Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

92 *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

93 Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase.*

94 A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.,* Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

95 The basic model is as follows:

E=a + b1*Ln(Assets) + b2*(1/Famsize) + b3*Ln(Famnum) + b4*Ln(Turnover) + b5* Ln(Holdings) + b6*Ln(Age) + b7*Equity + b8*Hybrid + b9*I Bond + b10*I Equity + b11* Specialty + b12*Index + b13*Institution + b14*Load + b15*Class + b16*12b-1 + e

where:

E	=class's expense ratio
Ln(Assets)	=natural log of fund's net assets in millions
1/Famsize	=reciprocal of family net assets in millions
Ln(Famnum)	=natural log of number of funds in family
Ln(Turnover)	=natural log of class's turnover
Ln(Holdings)	=natural log of number of issues in class's portfolio
Ln(Age)	=natural log of fund's age in years
Equity	=an indicator variable that equals 1 if the fund is a domestic equityfund, 0 otherwise
Hybrid	=an indicator variable that equals 1 if the fund is a domestic hybrid fund, 0 otherwise
I Bond	=an indicator variable that equals 1 if the fund is an international bond fund, 0 otherwise
I Equity	=an indicator variable that equals 1 if the fund is an international equity fund, 0 otherwise
Special	=an indicator variable that equals 1 if the fund is a specialty fund, 0 otherwise
Index	=an indicator variable that equals 1 if the fund is an index fund, 0 otherwise
Institution	=an indicator variable that equals 1 if the class is an institutional class or fund, 0 otherwise
Load	=an indicator variable that equals 1 if the class has a front-end

load, 0 otherwise

Class	=an indicator variable that equals 1 if the class is part of a multi-class fund, 0 otherwise
12b-1	=maximum 12b-1 fee
e	=error.

96 We define a factor as important if its *t* test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The *t* test statistic for each expense factor is shown in Appendix One.

97 Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

98 Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

99 Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

100 The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

101 A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The *t*-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

102 If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

103 Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management

expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. *See supra* Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

104 The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

105 *See, e.g.*, Protecting Investors, *supra* note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (*i.e.*, a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

106 *See supra* note 60 and accompanying text.

107 Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints." Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, *available in* 1998 WL 18088868.

108 *See* 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

109 *See id.*

110 Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

111 Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

112 The 100 largest fund portfolios had combined assets of $1.4 trillion, in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market*, Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses to illustrate how seemingly small changes in expenses can have a large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience*, (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

116 The Investment Company Institute produces a series of educational brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

117 KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

118 *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

119 Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

120 Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. *See* Investment Company Act Release No. 2,729, 1958 WL 5755 *1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

121 As described *supra* in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

122 During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, *i.e.*, changes in the price of a security that result directly from a fund's trading activity. *See* Miles Livingston and Edward O'Neal, *Mutual Fund Brokerage Commissions*, 19 J.Fin.Res. 272 (1996).

123 Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. *See* Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment

Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. *See* SEC Office of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

124 *See* Soft Dollar Report, *supra* note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest available commission in recognition of research and other services provided by the broker-dealer. *See id.* at 6-7.

125 All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. *See* 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); *S.E.C. v. Capital Gains Research Bureau*, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. *See* 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

126 *See generally* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. *Id.* at 22. Since 1980, the rule has not been substantively amended.

127 *See* Joel H. Goldberg and Gregory N. Bressler, *Revisiting Rule 12b-1 under the Investment Company Act*, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

128 *Id.* at 151.

129 *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

130 *See* Goldberg and Bressler, *supra* note 127, at 151.

131 *See* Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1*, (Practicing Law Institute '40 Act Institute, 1990).

132 *See* Goldberg and Bressler, *supra* note 127, at 151.

133 *See supra* Section III.B.2.

134 In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The

services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

135 *See* The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

136 *See, e.g.,* Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements,* 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms,* American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?,* N.Y. Times, Dec. 29, 1996, at F9.

137 Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

138 When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

139 *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

http://www.sec.gov/news/studies/feestudy.htm



EX. 3

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition


UNITED STATES
GENERAL ACCOUNTING OFFICE


GAO
Accountability * Integrity * Reliability

GAO/GGD-00-126




G A O
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
Finance and Hazardous Materials
Committee on Commerce
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.



Thomas J. McCool
Director, Financial Institutions
and Market Issues




Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those fundsduring the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[4] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

[4] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	567	4,174	636

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

	Estimated fee revenues		
Fund type	**1990**	**1998**	**Percentage change**
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	**4,952**	**28,864**	**483**

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal[a]	**38**	**74**
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	**13**	**26**
Total	**51**	**100**

[a]May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.




Contents

Figures

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds[a]	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	**1,065,500**	**5,525,200**	**419**

[a] This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian**: A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent**: A transfer agent processes orders to buy and redeem fund shares.
- **Distributor**: A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed ..25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[8] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets—had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

[8] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds, Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experience economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by an industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

[2] Investment Company Institute Perpective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	56.1%	43.9%	**100%**

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[8] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[9] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

[8] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[9] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth in Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	**525,295**	**3,094,775**	**489**	**4,952**	**28,864**	**483**

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and other service providers during the 1990s. Using 1998 data, we identified the 77 largest stock and bond funds that had been in existence since 1990.[13] For these funds, we found that the advisers and service providers operating these funds collected $7.4 billion in revenues from the fees deducted from these funds' assets in 1998. As shown in table 2.3, this was over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars in millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee revenues from 1990 to 1998. For example, the assets of the largest stock fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998. The revenues of the adviser and other service providers for this fund grew 308 percent, increasing from about $127 million to over $518 million during the same period. As the assets of another stock fund grew 825 percent from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and other service providers' revenue increased 729 percent, growing from $38.7 million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund advisers and other service providers earned per investor account has also risen. According to data compiled by ICI, the increase in fee revenues on a per account basis has been less dramatic than the increases in total fee revenues shown above. As shown in table 2.4, the average fees collected by fund advisers and other service providers per account rose 61 percent for stock funds and 37 percent for bond funds from 1990 to 1997.[14]

[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had assets of $3 billion. Collectively, these 77 funds had combined assets of $1,157 billion in 1998 and represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

Table 2.4: Average Fees Collected For Stock and Bond Funds In Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

[15] The studies we identified that addressed mutual fund adviser costs or profitability included Money Management Financial Comparisons 1998, Strategic Insight, LLC. (New York, NY: Apr. 1999); The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998); and Price Valuation and Performance Analytics, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change in Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin[a]	33	34	35	36

[a]Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risenand others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington, D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
Largest Funds	**1990**	**1998**	**Percentage change**
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	**2,135**	**15,029**	**604**
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	**178**	**484**	**172**

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998


Dollars per $100 of assets
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.89
$0.86
$0.84
$0.83
$0.82
$0.80
$0.77
$0.73
$0.71
$0.66
$0.65
$0.63
$0.61
$0.62
$0.65
$0.64
$0.64
$0.64
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
31 Bond funds
46 Stock funds

Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2, the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		
Type of fund	Number	Percentage	Number	Percentage	Number	Percentage	Total number of funds
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	Total
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	28	12	3	3	0	46

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

	Percentage change in assets					
Change in operating expenses	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	Total
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	6	5	6	10	4	31

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees in 1990


Dollars per $100 of assets
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.22
$1.16
$1.11
$1.07
$1.04
$1.01
$0.99
$0.93
$0.92
$0.54
$0.54
$0.54
$0.54
$0.56
$0.57
$0.56
$0.54
$0.54
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
48 funds with operating expense fees below average
29 funds with operating expense fees above average

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
Type of fund	**1990**	**1998**	**Percentage change**	**1990**	**1998**	**Percentage change**
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	**2,135**	**15,029**	**604**	**80**	**68**	**-15%**

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998


Number of funds
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,241
1,527
1,835
2,312
2,708
2,900
3,086
3,408
3,830
4,537
5,329
5,729
6,254
6,684
7,343
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
Calendar year
Money market funds
Hybrid funds
Bond funds
Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Famillies for Selected Years From 1984 Through 1998


Number of fund and families
450
400
350
300
250
200
150
100
50
0
193
235
304
324
338
363
387
418
1984
1986
1988
1990
1992
1994
1996
1998
Calendar year

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

[2] The index determines a score of industry concentration based on the percentage market share of each firm in the industry. An index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhere between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[6] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

[6] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges, operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum sales charge imposed on purchases *(as a percentage of offering price)*	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts[a]	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

[a]In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995 random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

[11] "Pricing Structure Trends: Prime Destination for Net Flows is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

	Distribution method			
	Sales by third-party sales forces		Direct sales by advisers to investors	
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made byother financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

[12] 1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

Figure 6.1: Comparison of Organizational Structure of Typical Corporation and Typical Mutual Fund


Corporation
Oversee operations
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Revenue
- Expenses
Distributed
Net corporate profits
Retained

Figure 6.1: Continued


Mutual fund
Oversee certain operations
Board of directors
Shareholders and owners
Elect members
Corporation (investment company) a
Results of operations
Dividends, interest, and other income
Expenses
Management company's fee
Gains/losses in the value of holdings
Net gain from investment operations
Payments to other service providers (transfer agents, custodians, etc.)
Payment of fee by mutual fund
Management company/advisor
Oversee operations
Board of directors
Shareholders and owners
Elect members
Management/ employees
Results of operations
Revenue
Expenses
Distributed
Net corporate profits
Retained

Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees (to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the Vanguard Group to provide the funds' services on an at-cost basis. As a result, the profits from operating the funds are returned to the fund shareholders through lower operating expenses rather than going to the owners/stockholders of a separate adviser, as is the case for most other mutual funds. According to materials provided by Vanguard, the Vanguard family's operating expense ratios averaged 0.28 percent, which it stated were the lowest in the industry. In 1998, the average fund fee was 1.25 percent. Vanguard's average expense ratio is also lower because it operates several index funds,[7] which have among the lowest ratios of all fund types.

Although this structure appears to minimize the conflict of interest between the typical mutual fund and its adviser, it is not a structure that has been widely replicated within the industry. According to SEC officials, one other fund company had an organizational structure similar to that of Vanguard's but later changed its structure to resemble the third-party ownership structure used by most firms in the industry. The third-party structure that is most prevalent does allow the firm that initially provides its own capital to create a mutual fund to earn a return on the investment it put at risk. In addition, it can use that capital to subsidize the fund in the event that the fund needs an influx of capital, as occurred for several money market funds that incurred losses on structured notes investments in 1994. In contrast, having the fund adviser owned by the fund shareholders, as is the case for Vanguard, is more analogous to the structure of a credit union, whose depositors and borrowers are the owners of the institution. However, credit unions may be more prevalent because the services they provide are more generically required by the public and the affiliated groups that tend to create such institutions than are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure of a typical mutual fund, fund directors have been tasked by law to oversee fees charged to shareholders. These responsibilities regarding fees are derived from both state and federal law. The primary federal statute governing mutual fund activities, the Investment Company Act of 1940, tasks fund directors with specific duties to review and approve the fees their funds charge. Concerns over the level of fees led to amendments of the act in 1970 that imposed additional responsibilities on fund directors, placed a fiduciary duty on fund advisers, and granted investors the right to

[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[8]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[9]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

[8] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[9] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was Gartenberg v. Merrill Lynch Asset Management Inc (Gartenberg). The shareholders in Gartenberg sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982), *cert. denied*, 461 U.S. 906 (1983).

fee. In Gartenberg the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since Gartenberg, additional cases have been decided that continue to apply the standards established by the Gartenberg court.[18] The court

[17] Gartenberg v. Merrill Lynch Asset Management Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981), *aff'd*, 694 F. 2d 923 (2d Cir. 1982), *cert. denied, 461 U.S. 906(1983).*

[18] Schuyt v. Rowe Price Prime Reserve Fund, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034(1988); Krinsk v. Fund Asset Management, 715 F. Supp. 472 (S.D.N.Y.

decisions in Gartenberg and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); Kalish v. Franklin Advisers, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd , 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also Krinsk v. Fund Asset Management, 715 F. Supp. at 502-03 .

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict of

[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Comments From the Securities and Exchange Commission

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



DIVISION OF INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's draft report and assessment of mutual fund fees. The report provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that impact those fees. I commend the GAO for contributing to the public dialog about this important matter.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual funds charge. The question to be answered, however, is how best to accomplish that goal. As the report points out, there are advantages and disadvantages of the report's recommendation and alternatives that need to be considered. We welcome the report's recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors from excessive fees in two ways. First, the securities laws require full and complete disclosure of fees so investors can make informed decisions. Second, the Investment Company Act establishes procedural safeguards relating to the corporate governance structure of funds to protect against potential conflicts of interest, including those involving fees. In this regard, the Commission has taken many steps in recent years to protect the interests of shareholders. Below we summarize the recent initiatives.

See comment 1.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various issues addressed in the report.

I. Recent Initiatives Relating to Mutual Fund Fees

A. Disclosure and Investor Education Initiatives

The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

In the 1980s, the Commission became concerned that the increasing variety of sales loads and other fund distribution arrangements could, unless uniformly presented, confuse investors. For that reason, since 1988 every mutual fund prospectus has included a fee table. The fee table is a uniform, tabular presentation that shows both charges paid directly by a shareholder out of his or her investment, such as front-end and back-end sales loads as well as recurring charges deducted from fund assets, such as management and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a hypothetical investment if he or she received a 5% annual return and remained invested in the fund for various time periods. The fee table is intended to present fund investors with expense disclosure that can be understood easily and that facilitates an investor's comparison of expenses among funds.

In 1998, the Commission required the fee table to be included in a new plain English risk/return summary that appears in the front portion of all prospectuses. The risk/return summary functions as a standardized "executive summary" of key information about the fund. As part of these changes, the Commission increased the investment amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a more typical fund investment and to approximate more closely the amount of fees and expenses that a typical investor would expect to incur over time. The Commission also improved the method of presentation for several items included in the fee table, including temporary expense reimbursements, fee waivers, and certain account fees paid directly by shareholders.

Most recently, the Commission proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports. The proposal reflects the fact that taxes represent the largest single expense borne by many fund investors. Recent estimates suggest that taxes may reduce the average stock fund's total return by 2.5%, an amount larger than the expense ratios of most funds.

Although information about mutual fund fees has been made clearer and more readily available than in the past, the Commission remains concerned that many investors are not paying attention to information about fees. These concerns have prompted the Commission to mount an extensive investor education campaign to improve the financial literacy of investors. The Commission has published and posted on its website a brochure about investing in mutual funds that contains a section on the importance of fees. In town meetings and speeches to investors across the country, the Commission has emphasized the importance of fees in evaluating mutual fund investments. The Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among government agencies, financial industry associations, and consumer organizations to help Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1] The campaign includes information about mutual funds and the importance of fund costs in determining the amount that will be accumulated for retirement or to meet other financial goals. In January of this year the Commission issued an investor alert that advises mutual fund investors to look at more than past performance, recommending, in particular, that they assess a fund's costs which can have an enormous effect on performance. To assist investors in assessing costs, the Commission posted on its website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that investors can use to calculate the costs of mutual fund ownership. During the first quarter of 2000, the calculator averaged over 8,500 hits per month – making it one of the most frequented portions of the SEC website.

B. Fund Governance Initiatives

Because independent directors play such an important role under the Investment Company Act in approving the contract between the investment adviser and the fund, we have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Participants included independent directors, investor advocates, executives of fund advisers, academics, and legal counsel. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to heighten the industry's awareness of the importance of directors in protecting the interests of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors. One proposal would require funds that rely on Commission exemptive rules to have independent directors that constitute at least a majority of board members. Although, as you point out, many fund boards currently have a majority of independent directors, our proposal would strengthen the governance for the remainder that do not. Taken together, the rule proposals (along with an accompanying interpretive release) are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen

[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the North American Securities Administrators Association, and the Federal Trade Commission. Other financial industry and consumer sponsors include the American Association of Individual Investors, American Stock Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers, National Investor Relations Institute, Securities Industry Association, and the Security Traders Association

Thomas J. McCool
Page 4

fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment Company Institute recommended a set of fifteen "best practices" for funds and their boards to consider.[2] Some recommendations were designed to enhance the independence of independent directors.[3] Other recommendations were designed to enhance the effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a Mutual Fund Directors Education Council has been created. The Council, chaired by former SEC Chairman David S. Ruder and administered by Northwestern University, will foster the development of programs to promote a culture of independence and accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue to focus increased attention on the importance of directors performing their duties as effectively as possible, particularly in the critical areas of considering and approving the advisory contract and overseeing fund fee levels.

II. General Comments on the Report

A. Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally price-based, and thus may not be strongly influencing fee levels...."[5] Although one certainly could argue that there should be more competition in the industry, it is hard to argue that there is an absence of price competition. The two largest fund groups are among the industry's low cost providers; and another large and well-funded low cost provider recently entered the industry. Low cost index funds have grown from less than 2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to have lower expenses, have increased their market share from 35% in 1990 to 46% today.

---

[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June 24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified counsel who is independent from the fund's adviser; and meet separately from management when evaluating advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

Thomas J. McCool
Page 5

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (*e.g.*, reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B. Analysis of the Largest Funds

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C. Mutual Fund Directors Required to Review Fund Fees

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the nature and quality of services provided by the adviser, the advisor's costs, and any economies of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

D. Expense Comparisons Among Funds

One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder

For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

E. Expense Comparisons to Other Financial Services

A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

Thomas J. McCool
Page 7

customer. Mutual fund services are provided by an entity (the fund) separate and distinct from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F. Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

* * * * * * * * *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
Page 8

funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,



Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Appendix II

Comments From the National Association of Securities Dealers Regulation, Inc.

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8068
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I. Overall Comments on Report's Recommendation

- The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid . . . in addition to presently required fee disclosures."[2]
- The Report's recommendation raises several issues:

Now on p. 96.

Now on p. 97.

[1] See Report, Chap. 7, pp. 1-2.

[2] See Report, Chap. 7, p. 5.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

See comment 3.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their investment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II. Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
May 8, 2000
Page 3

See comment 4.

- NASD Rule 2830 regulates NASD member broker/dealers that sell mutual funds, but does not regulate the funds themselves, since NASD Regulation has no jurisdiction over the mutual fund entities. Rule 2830(d) prohibits NASD member broker/dealers from offering or selling shares of any mutual fund or unit investment trust if the sales charges of such funds are deemed excessive under the rule. Additionally, the maximum permissible front-end and deferred sales load varies depending on certain factors, such as whether the fund offers certain rights of accumulation and quantity discounts, and whether the fund imposes an asset-based sales charge or service fee.

- Rule 2830(d)(3) prohibits NASD members from describing a mutual fund as "no load" or as having "no sales charge" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed 0.25% of average net assets per annum.

Now on p. 29; see comment 5.

- Chapter 1, page 11, footnote 7. We understand that the effective date of the Gramm-Leach-Bliley Act provisions that eliminate the bank exclusion from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934 is May 12, 2001 (not March 12, 2001).

Now on p. 42; see comment 6.

- Chapter 2, page 21, footnote 11. The Report's estimate of mutual fund adviser revenues was obtained by multiplying fund assets by operating expense ratios. Many mutual funds have waived various expenses, including adviser fees, for various reasons. If this estimate does not take into account fee waivers, it may be inaccurate.

Now on p. 74; see comment 7.

- Chapter 5, pages 16-17. In the third full paragraph on page 16, the Report discusses "Table 5.4" (which we believe should refer to Table 5.2) as showing the "two . . . primary distribution methods used by fund advisers." A fund investment adviser usually does not directly distribute fund shares. A mutual fund distributor, which is a registered broker/dealer, generally performs this function.

Again, we appreciate the opportunity to comment on the Report. Please feel free to contact me if you would like to discuss these comments further.

Sincerely,



Thomas J. McCool
May 8, 2000
Page 4

cc: Cody Goebel
U.S. General Accounting Office

R. Clark Hooper
Thomas A. Pappas
Joseph P. Savage
NASD Regulation, Inc.

John H. Komoroske
NASD, Inc.

The following are GAO's comments on the National Association of Securities Dealers Regulation's May 8, 2000, letter.

GAO's Comments

1. The National Association of Securities Dealers Regulation, Inc. (NASDR) commented that our draft report assumed that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. NASDR stated that, instead, funds impose these expenses at the entity level. In addition, it noted that NASD member broker/dealers are generally required to send all customers, at least quarterly, account statements that detail, among other things, all charges and debits imposed at the account level.

We have added language to both the Executive Summary and chapter 5 that clarifies that shareholder account statements do show amounts deducted directly from shareholder accounts, such as transaction charges and sales loads. However, the statements do not show in dollars each investor's share of the operating expenses that were deducted from the fund. In chapter 5 we mention that NASDR rules require quarterly statements.

2. NASDR stated that our recommendation may be difficult, if not impossible, to implement. It stated that mutual funds do not perform the shareholder-level accounting envisioned by the proposal and that many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

From discussions with operational staff at various mutual fund advisers and broker dealers, we learned that although such information is not currently calculated, compiling and making the calculations necessary to report to individual investors is feasible. As we discussed on page 79 of chapter 5, producing such information will require some additional programming and will entail some development and ongoing costs to fund advisers and broker dealers, but the estimated costs did not appear to not be prohibitive. On the basis of these discussions, we believe that SEC and NASDR can determine a cost-effective way for funds and others who maintain shareholder accounts to provide this information to shareholders.

3. NASDR commented that if our recommendation results in investors focusing solely on identifying funds with low expenses, such investors may sacrifice the performance that they might obtain if they were to consider other factors, such as a fund's investment objectives and the quality of the fund adviser's investment management.

As we stated in the conclusions to this report, investors should evaluate a fund's expenses in conjunction with their own investment goals and objectives. A reasonable approach may be for investors to first determine what types of funds they wish to invest in on the basis of the their tolerance for risk and the types of markets or securities invested in by the fund. After determining a desired fund category type, the investors could then evaluate the relative fees, expenses, and services provided by funds within each investment category.

Adequate disclosure is one of the primary goals of the securities laws. Withholding such specific information from investors because it could potentially be used inappropriately would not be consistent with the spirit of these laws. We would anticipate that funds would likely include explanatory materials with the disclosures we recommend to better ensure that investors evaluate the specific operating expense fee dollar amounts in context with their investment objectives and other information relevant to the fund.

4. We have changed the language noted in chapter 1 to clarify that NASDR regulates broker-dealers and not the funds. We also added footnotes stating that maximum permissible sales loads vary depending on certain factors, such as whether the fund imposes an asset-based sales charge or service fee; and stating the required conditions for a no load mutual fund.

5. We corrected the effective date of the applicable Gramm-Leach-Bliley Act provisions to May 12, 2001.

6. We calculated our estimates of fund adviser and service provider revenue by multiplying fund expense ratios by fund assets. These estimates used the net expense ratios reported by the funds in our sample, which exclude the amounts of any fund operating expenses that may be waived by the fund adviser.

7. In chapter 5, we corrected the table number to table 5.2 and changed wording in the sentence to reflect that direct sales are made by a fund, either through an internal or external sales force, and not the fund adviser.

Comments From the Investment Company Institute

Note: GAO comments supplementing those in the report text appear at the end of this appendix.



INVESTMENT COMPANY INSTITUTE

MATTHEW P. FINK
PRESIDENT

May 3, 2000

Thomas J. McCool
Director, Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for providing us with the opportunity to comment on GAO's draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition. The draft report's analysis of several issues associated with mutual fund fee levels makes a valuable contribution to this important subject.

The draft report's single most important finding is that mutual fund fee levels generally have declined during the nine-year period studied by the GAO. For example, the draft report notes that 85 percent of the large equity mutual funds examined reduced their total expense ratios, and that these reductions averaged 20 percent. In addition, the draft report indicates that mutual fund fee levels reflect economies of scale that can arise when a fund's assets grow. Of the mutual funds GAO reviewed that experienced significant asset growth in the 1990s, 89 percent reduced their fee levels. GAO's conclusions as to both trends in fee levels and economies of scale are consistent with the results of academic studies, as well as with a series of research reports prepared by the Institute during the last two years.

Our overall view is that the draft report does a commendable job of addressing important and complex topics. The comments set forth below represent suggestions about how certain elements of the draft report could be clarified or strengthened.

Competition Based on Performance Leads to Competition Based on Fees

See comment 1.

We agree with the draft report's conclusion that the mutual fund industry is highly competitive, with low levels of concentration among existing fund companies and low barriers to entry for new ones. The draft report notes in several places that mutual funds compete primarily on the basis of investment performance. Less prominent attention is given to the fact that by law, mutual fund performance results must be calculated after fees and expenses are deducted. Because of this requirement, investors who consider a fund's performance when making investment decisions are indirectly taking into account the impact that fees can have on a fund's returns. This indirect consideration of fees through performance appears to be highly relevant to shareholders' investment decisions. As of year end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds

1401 H STREET, NW • WASHINGTON, DC 20005-2148 • 202/326-5801 • FAX 202/326-5006 • EMAIL link@ici.org

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it -- in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

See comment 4.

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table – which must be prominently presented in the front of every fund prospectus -- was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,



Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates that mutual funds compete primarily on the basis of investment performance but gives less prominent attention to the fact that mutual funds disclose their performance after fees and expenses have been deducted. ICI states that as a result, investors who consider performance are indirectly taking into account the impact of fees on returns. ICI also states that this indirect consideration appears to be highly relevant to shareholder investment decisions because, as of year-end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds that charged less than the industry average. Finally, ICI states that by competing on the basis of net performance, funds have an incentive to keep fee levels as a low as possible because small differences in performance can affect a fund's competitive standing.

At the beginning of each discussion of how funds compete, our report notes that funds are required to disclose performance net of fees. However, competition on the basis of net returns may or may not be the same as competition on the basis of price, and such indirect competition may not result in the same level of fees as could likely result from more direct fee-based competition. As we noted in chapter 5 of the report, the charges associated with other financial services, such as bank checking accounts and stock brokerage, which are generally disclosed in dollar terms to the users of these services, have been subject to vigorous competition directly on the basis of these costs, which has resulted in lower charges for many consumers. In addition, we noted that loads, which are disclosed in investor statements, have also declined over time. In addition, because past performance is not an indication of future returns, relying on such disclosures alone would not be sufficient for ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual fund shareholders invested in funds charging fees lower than the industry average is based on a calculation of the simple average fees charged by funds in the industry. As we note in chapter 3 of our report, calculations using simple averages of mutual fund fees are biased upwards by the growing proportion of new funds, funds investing in foreign securities, and other funds that tend to have higher expense ratios than older funds investing in domestic securities. Therefore, finding that most investors are invested in funds charging less than such an average is not sufficient evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees), and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.







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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9318

FRANKLIN RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2670991** (I.R.S. Employer Identification No.)
One Franklin Parkway, San Mateo, CA (Address of principal executive offices)	**94403** (Zip Code)

Registrant's telephone number, including Area Code: **(650) 312-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	New York Stock Exchange Pacific Exchange London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by "X" mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by "X" mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by "X" mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
YES ☒ NO ☐

The aggregate market value of the voting stock ("Common Stock") held by non-affiliates of the registrant, as of March 31, 2004 (the last business day of registrant's second quarter of fiscal 2004), was approximately $7.66 billion based upon the last sale price reported for such date on the New York Stock Exchange. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

Number of shares of the registrant's common stock outstanding at November 30, 2004: 251,352,866

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's proxy statement for its annual meeting of stockholders (the "Proxy Statement") to be held on January 25, 2005, which will be filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

* Incorporated by reference to the Proxy Statement.

PART I

Forward-looking Statements. In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, including the risk factors explained in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), that could cause our actual results to differ materially from those reflected in the forward-looking statements. When used in this report, words or phrases about the future such as "expected to", "could have", "will continue", "anticipates", "estimates" or similar expressions are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements in MD&A and elsewhere in this report that speculate about future events are "forward-looking statements". Forward-looking statements are our best prediction at the time that they are made, and you should not rely on them. If a circumstance occurs that causes any of our forward-looking statements to be inaccurate, we do not have an obligation to announce publicly the change to our expectations, or to make any revision to the forward-looking statements.

Item 1. Business.

GENERAL

Franklin Resources, Inc. ("FRI" or the "Company"), is an investment management company, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and as a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). Through our wholly-owned direct and indirect subsidiary companies, we provide a broad range of investment advisory, investment management and related services to open-end and closed-end investment companies (including our own family of retail mutual funds), institutional accounts, high net-worth families, individuals and separate accounts in the United States (the "U.S.") and internationally. Our "sponsored investment products" include a broad range of domestic and global/international equity, hybrid, fixed-income, and money market mutual funds as well as other investment products, which are sold to the public under the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas brand names. As of September 30, 2004, we had $361.9 billion in assets under our management with approximately 15.3 million billable shareholder accounts worldwide. In support of our primary business and operating segment, investment management, we also provide certain related services, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services. In our secondary business and operating segment, banking/finance, we provide clients with select retail-banking and consumer loan services through our bank subsidiaries. The common stock of FRI is traded in the U.S. primarily on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the ticker symbol "BEN" and under the ticker symbol "FRK" on the London Stock Exchange, and is included in the Standard & Poor's 500 Index. The term "Franklin® Templeton® Investments" as used in this document, refers to Franklin Resources, Inc. and its consolidated subsidiaries.

COMPANY HISTORY AND ACQUISITIONS

Franklin Templeton Investments and its predecessors have been engaged in the investment management business since 1947. Franklin Resources, Inc. was incorporated in Delaware in November 1969. We originated our mutual fund business with the Franklin family of funds, which is now known as the Franklin Funds®. We expanded our business, in part, by acquiring companies engaged in the investment advisory and investment management business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment adviser, investment management and other financial service businesses of Templeton, Galbraith & Hansberger Ltd. This acquisition added the Templeton family of funds to our Company. The Templeton funds are known for their international and global investment objectives and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, which provided investment management services to various accounts and investment companies, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"). The Mutual Series funds are primarily value oriented equity funds.

We expanded our business in Korea in July 2000 when we purchased all of the remaining outstanding shares of a Korean asset management company, Ssangyong Templeton Investment Trust Management Co., Ltd.

(currently known as Franklin Templeton Investment Trust Management Co., Ltd.) in which we previously held a partial interest. With assets under management exceeding $3 billion in Korea, we are now one of the larger foreign money managers in that country.

We acquired all of the outstanding shares of Bissett & Associates Investment Management, Ltd. ("Bissett") in October 2000 for approximately $95 million. Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. ("FTIC"). With the addition of Bissett, we added Bissett's family of mutual funds to our existing Canadian based funds and expanded our investment advisory services throughout Canada to a broad range of clients, including institutional clients such as pension plans, municipalities, universities, charitable foundations and private clients.

In April 2001, we acquired Fiduciary Trust Company International, a bank organized under the New York State Banking Law ("Fiduciary Trust"). Following the acquisition, Fiduciary Trust became a wholly-owned subsidiary of Franklin Resources, Inc. The stock transaction was valued at approximately $776 million at closing. Fiduciary Trust has a reputation as one of the leading providers of investment management and related trust and custody services to institutional clients and high net-worth families and individuals. With the acquisition of Fiduciary Trust, we also added Fiduciary Trust's U.S. and non-U.S. mutual funds to our product line.

In July 2002, our 75% owned subsidiary, Franklin Templeton Asset Management (India) Private Limited, acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer") for approximately $55.4 million. Pioneer was an Indian investment management company which had approximately $800 million in assets under management as of the purchase date. The acquisition has made us one of the largest private sector fund companies in India, with assets under management of over $4 billion, and approximately 850,000 shareholder accounts at September 30, 2004.

In October 2003, we acquired Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively, "Darby") for $75.9 million. We had previously owned 12.66% of Darby, and with the completion of the acquisition, we now have a 100% ownership interest. Darby, based in Washington, D.C., sponsors and manages funds for institutional investors and high net-worth clients that invest primarily in emerging markets, private equity and mezzanine finance transactions, including specialized sector funds.

LINES OF BUSINESS

I. Investment Management and Related Services

We derive substantially all of our revenues from providing investment advisory, investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees. When used in this report "Franklin Templeton mutual funds" or "funds" means all of the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust mutual funds; "sponsored investment products" means all of the Franklin Templeton mutual funds together with closed-end investment companies, foreign-based investment products, and other U.S. and international private, institutional, high net-worth and separate accounts.

A. Assets Under Management ("AUM")

Investment management fees, a large source of our revenue, are based upon the dollar value of assets in the accounts that we advise. As of September 30, 2004, the type of assets under management by investment objective held by investors on a worldwide basis was:

Type of Assets	Value in Billions	% Total of AUM
Equity Growth potential, income potential or various combinations thereof.	$199.3	55%
Fixed-Income Both long and short-term.	$96.8	27%
Hybrid Asset allocation, balanced, flexible and income-mixed funds.	$59.0	16%
Money Market Short-term liquid assets.	$6.8	2%

Broadly speaking, the change in the net assets of the sponsored investment products depends primarily upon two factors: (1) the level of sales (inflows) as compared to the level of redemptions (outflows); and (2) the increase or decrease in the market value of the securities held in the portfolio of investments. We are subject to the risk of asset volatility, resulting from changes in the domestic and global financial and equity markets. In addition, because we generally derive higher revenues and income from our equity assets, a shift in assets from equity to fixed-income and hybrid funds reduces total revenue and thus, net income. Despite such risk of asset volatility, we believe that we are more competitive as a result of the greater diversity of sponsored investment products available to our customer base.

B. Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management, advisory, distribution, transfer agency and related services for the Franklin Templeton open-end and/or closed-end funds. We advise, manage and implement the investment activities of, and provide other administrative services necessary to operate, our U.S.-registered open-end and closed-end funds or series and our many non-U.S. based sponsored investment products.

1. Fund Advisory Services

We earn investment management fee revenues by providing investment advisory and management services pursuant to investment management agreements with each fund. This business is primarily conducted through our wholly-owned direct and indirect subsidiary companies, including, among others, the following:

Fiduciary International, Inc. ("FII"), a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory and portfolio management services to certain mutual funds and separate accounts;

Fiduciary Investment Management International, Inc. ("FIMI"), a registered investment adviser under the Advisers Act, provides investment management and portfolio management services to institutional clients and private accounts;

Fiduciary Trust Company of Canada ("FTCC"), a registered foreign equivalent investment adviser with certain of the Canadian provincial securities commissions, provides investment advisory and portfolio management services to certain mutual funds and separate accounts;

Fiduciary Trust International Limited ("FTIL"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services for institutional clients, investment companies and private accounts;

Franklin Advisers, Inc. ("FAV"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to various Franklin Templeton mutual funds, sub-advisory services to non-affiliated entities and advisory services to institutional accounts;

Franklin Advisory Services, LLC ("FAS"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services to certain of the Franklin Templeton mutual funds and also provides sub-advisory services to non-affiliated entities;

Franklin Investment Advisory Services, LLC ("FIAS"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to mutual fund clients;

Franklin Mutual Advisers, LLC ("FMA"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to the Mutual Series funds and also to certain Franklin Templeton mutual funds;

Franklin Templeton Alternative Strategies, Inc. ("FTAS"), a registered investment adviser under the Advisers Act and a registered Commodity Pool Operator under the Commodity Exchange Act, provides investment advisory, portfolio management and administrative services to certain of our sponsored investment products with mandates in alternative investments and subadvisory services to certain Franklin Templeton mutual funds;

Franklin Templeton Asset Management (India) Private Limited ("FTAMPL"), an "Asset Management Company" approved by the Securities and Exchange Board of India, provides investment advisory, portfolio management and administrative services to certain mutual funds in India;

Franklin Templeton Institutional, LLC ("FTI"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to institutional clients;

Franklin Templeton Investment Management Limited ("FTIML"), a registered foreign equivalent investment adviser in the United Kingdom and a registered investment adviser under the Advisers Act, serves as an investment adviser to various of our investment companies registered in foreign jurisdictions, including Europe, and to various separate accounts, as well;

Franklin Templeton Investment Trust Management Co., Ltd. ("FTITMC"), a registered foreign equivalent investment adviser in Korea, provides investment trust management services and also manages equity and fixed income products in Korea;

Franklin Templeton Investments (Asia) Limited ("FTIA"), a registered investment adviser under the Advisers Act and a foreign equivalent of an investment adviser in Hong Kong, provides certain advisory and subadvisory services to certain Franklin and Templeton funds and distributes investment products in Hong Kong;

Franklin Templeton Investments Australia Limited ("FTIAUST"), a registered foreign equivalent investment adviser in Australia, provides investment advisory and portfolio management services to institutional clients in Australia;

Franklin Templeton Investments Corp. ("FTIC"), a registered foreign equivalent investment adviser with many of the Canadian securities commissions, a mutual fund broker/dealer with the Ontario Securities Commission and Alberta Securities Commission and an investment adviser under the Advisers Act, provides investment advisory, portfolio management, distribution and administrative services for Canadian registered retail funds and sub-advisory services to certain institutional and private accounts;

Franklin Templeton Investments Japan Limited ("FTIJL"), a registered foreign equivalent investment adviser in Japan, provides investment advisory, portfolio management and administrative services to certain of our funds in Japan and manages Japan equity funds that are sold in other regions;

Franklin Templeton Portfolio Advisors, Inc. ("FTPA"), a registered investment adviser under the Advisers Act, provides advisory services to private accounts and in connection with third party broker/dealer separately managed account or "wrap fee" programs;

Templeton Asset Management Ltd. ("TAML"), a registered investment adviser under the Advisers Act and a registered foreign equivalent investment adviser in Singapore and Hong Kong, provides investment advisory and related services to certain Templeton developing markets funds and portfolios;

Templeton Global Advisors Limited ("TGAL"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management, and administrative services to certain of the institutional and private accounts; and

Templeton Investment Counsel, LLC ("TIC"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin funds and advisory services to institutional and private accounts.

Our investment adviser subsidiaries conduct investment research and determine which securities the U.S.-registered open-end and closed-end funds will purchase, hold or sell under the supervision and oversight of the fund's board of trustees, directors or administrative managers. In addition, the investment advisers subsidiaries take all steps necessary to implement such decisions, including selecting brokers and dealers, executing and settling trades in accordance with detailed criteria set forth in the management agreement for each fund, internal policies, and applicable law and practice. In addition, certain of our subsidiary companies provide similar investment management and administrative services to a number of non-U.S. open-end and closed-end investment companies, as well as other U.S. and international private and institutional accounts, including certain of our sponsored investment companies organized in Luxembourg and Ireland.

Our investment advisory services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, company visits and inspections, and the utilization of such sources as company public records and activities, management interviews, company prepared information, and other publicly available information, as well as analyses of suppliers, customers and competitors. In addition, research services provided by brokerage firms are used to support our findings.

Investment management and related services are provided pursuant to agreements in effect with each of our U.S.-registered open-end and closed-end funds. Comparable agreements are in effect with foreign-registered funds and private and institutional accounts. In general, the management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year (after an initial two year term), and must be specifically approved at least annually by a vote of such funds' board of trustees or directors as a whole and separately by the trustees/directors that are not interested persons of such funds' under the Investment Company Act of 1940 (the " '40 Act") or by a vote of the holders of a majority of such funds' outstanding voting securities. Foreign-registered funds and private and institutional accounts have various termination rights, and review and renewal provisions that are not discussed in this report.

Under the majority of investment management agreements, the U.S.-registered open-end and closed-end funds pay us a fee payable monthly in arrears based upon a fund's average daily net assets. Annual fee rates under the various global investment management agreements generally range from 0.15% to a maximum of 2.50% and are often reduced as net assets exceed various threshold levels. The funds generally pay their own expenses such as legal, custody and audit fees, reporting costs, board and shareholder meeting costs, United States Securities and Exchange Commission ("SEC") and state registration fees and similar expenses.

We use a "master/feeder" fund structure in certain situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" that invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds" which can offer a variety of service and distribution options. An advisory fee is charged at the master fund level, and administrative and shareholder servicing fees are charged at the feeder fund level.

Our investment management agreements permit us to serve as an adviser to more than one fund so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales of portfolio securities for various advised funds are made on an equitable basis. Our management personnel and the fund directors or trustees regularly review the fund advisory and other administrative fee structures in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Advisory and other administrative fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

Each U.S. investment management or advisory agreement between certain of our subsidiary companies and each fund automatically terminates in the event of its "assignment", as defined in the '40 Act. In addition, either party may terminate the agreement without penalty after written notice ranging from 30 to 60 days. If management agreements representing a significant portion of our assets under management were terminated, it would have a material adverse impact on our Company. To date, none of our management agreements with any of our retail Franklin Templeton mutual funds have been involuntarily terminated.

2. Underwriting and Distribution

A significant portion of our revenues under the investment management operating segment are generated from providing underwriting and distribution services. Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of the Company, acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end mutual funds. We earn underwriting and distribution fees primarily by distributing the funds pursuant to distribution agreements between FTDI and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with underwriting and distributing the funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by the funds.

Most of our U.S. and non-U.S.-registered retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with greater sales charge alternatives for their investments. Class A shares represent a traditional fee structure whereby the investor pays a commission at the time of purchase unless minimum investment criteria are met. Class B shares, which are available in many of our funds in the U.S. and globally, have no front-end sales charges but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a number of years from the original purchase date. The boards of the funds that offer Class B shares have approved a proposal to cease the offering of Class B shares to new investors and existing shareholders desiring to make additional purchases. Existing Class B shareholders would continue to be permitted to exchange shares into Class B shares of different funds. Existing Class B shareholders would also be permitted to continue to reinvest dividends in additional Class B shares. The cessation of purchases of Class B shares by new investors and existing shareholders will be effective in the first calendar quarter of 2005 and may have a negative effect on the overall sales of the funds' shares. Class C shares have no front-end sales charges, but do have a back-end sales charge for redemptions within 12 months from the date of purchase. Class R shares with reduced sales charges are available for purchase by certain retirement plan accounts in the U.S. only.

Globally, we offer Advisor Class shares in many of our Franklin Templeton mutual funds and in the U.S. we offer Z Class shares in Mutual Series funds on a limited basis, both of which have no sales charges. Franklin Global Trust offers seven series of funds, managed by our subsidiary FII, which are sold with no sales charge to high net-worth or institutional clients of Fiduciary Trust. The Advisor and Z Class shares are available to our current and former officers, trustees, directors, and full-time employees, and are also offered to institutions and investment advisory clients (both affiliated and unaffiliated), as well as individuals generally investing $5 million or more. In the U.S., we also sell money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors can purchase shares at net asset value or at reduced sales charges. In addition, investors may generally exchange their shares of a fund at net asset value for shares within the same class of another Franklin Templeton mutual fund without having to pay additional sales charges.

Some of our insurance product funds offered for sale in the U.S. offer a three-class share structure, Class 1, Class 2, and Class 3 shares, which are offered at net asset value without a sales load directly to the insurance company separate accounts (the shareholder). The only difference between the three classes is that Class 2 and Class 3 shares are assessed a distribution and service fee ("12b-1 fee") (as described below) payable to those who sell and distribute Class 2 and Class 3 shares and provide services to shareholders and contract owners (e.g., FTDI), the insurance company or others. These 12b-1 fees are generally assessed quarterly at an annual rate of 0.25% of the average daily net assets of the class. Two of the insurance funds also offer Class 3 shares, which are the same as Class 2 shares, except that they assess a 1.00% redemption fee when variable contract owners redeem funds from an insurance company sub-account held for less than 60 days.

Globally, we offer other types of share classes based on the local needs of the investors in a particular market. In the majority of cases, investors in any class of shares within the U.S. or globally may exchange their shares for a like class of shares in another fund, subject to certain fees that may apply.

The following table summarizes the sales charges and distribution and service fee structure for various share classes of our U.S.-registered retail mutual funds. The fees below generally apply to our U.S.-registered retail mutual funds, however, there are exceptions to this fee schedule for some funds.

Sales Charges and Distribution and Service Fees for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares (c)	Class C Shares (d)	Class R Shares
Sales Charge at Time of Investment				
Equity	5.75% (a)	None.	None.	None.
Fixed-income	4.25% (a)	None.	None.	None.
Contingent Deferred Sales Charge	None. (b)	4% maximum declining to zero after 6 years of each investment.	1% if shareholder sells shares within 12 months of investment.	1% if shareholder sells shares within 18 months of investment.
Maximum Yearly 12b-1 Plan Fees				
Equity	0.35%	1.00%	1.00%	0.50%
Fixed-income				
Taxable	0.25%	0.65%	0.65%	0.50%
Tax-free	0.10%	0.65%	0.65%	None.
Types of Investors That May Purchase This Share Class	Any.	Any.	Any.	See Note (f) below.

U.S. Retail Funds	Advisor Class Shares	Z Class Shares (e)
Sales Charge at Time of Investment Equity Fixed-income	None.	None.
Contingent Deferred Sales Charge	None.	None.
Maximum Yearly 12b-1 Plan Fees	None.	None.
Types of Investors That May Generally Purchase This Share Class	Current and former officers, trustees, directors and full-time employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin Templeton mutual funds.	Current and former officers, trustees, directors and full-time employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin Templeton mutual funds.

(a) Reductions in the maximum sales charges may be available depending upon the amount invested and the type of investor. In some cases noted in each fund's prospectus or statement of additional information, certain investors may invest in Class A shares at net asset value (with no load). In connection with certain of these no-load purchases, FTDI may make a payment out of its own resources to a broker/dealer involved with that sale.

(b) For Net Asset Value ("NAV") purchases over $1 million, a contingent deferred sales charge ("CDSC") of 1.00% may apply to shares redeemed within 18 months.

(c) Class B shares convert to Class A shares after eight (8) years of ownership. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases.

(d) FTDI pays a 1.00% broker/dealer commission to broker/dealers of record of Class C shares. FTDI recovers a portion of the amount it pays to broker/dealers by retaining certain 12b-1 fees assessed during the first 12 months and from collecting contingent deferred sales charges on any redemptions made within 12 months of the time of sale.

(e) When the Company entered into management contracts for the Mutual Series funds, the outstanding shares of Mutual Series funds were reclassified as Z Class shares on October 31, 1996. Current shareholders who held shares of any Mutual Series funds on October 31, 1996 may continue to purchase Z Class shares of any Mutual Series fund. Z Class shareholders may exchange into Class A shares of other Franklin Templeton mutual funds at net asset value, which are subject to 12b-1 fees. FTDI may make a payment out of its own resources to a broker/dealer involved in selling Z Class shares.

(f) The types of investors that may purchase Class R shares include, employer sponsored retirement plans; any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code; and investors who open a Franklin Templeton IRA rollover account with less than $1 million other than a current or former Franklin Templeton employee or as the result of a spousal rollover or a Qualified Domestic Relations Order or with direct rollover proceeds of a Defined Contribution Services Plan. FTDI pays a 1.00% broker/dealer commission to broker/dealers of record of Class R shares. FTDI recovers a portion of the amount it pays to broker/dealers by retaining certain 12b-1 fees assessed during the first 12 months.

Our non-U.S.-registered funds, including the Tax Class shares offered in Canada, have various sales charges and fee structures that are not discussed in this report.

The distribution agreements with the U.S.-registered Franklin Templeton mutual funds generally provide for FTDI to pay commission expenses for sales of fund shares to broker/dealers. These broker/dealers receive various sales commissions and other fees from FTDI, including fees from the investors in the funds and the funds themselves, for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds, in servicing the investor's account, reporting and various other distribution services. Franklin Templeton mutual fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, banks and other similar financial advisers. We are heavily dependent upon these distribution channels and business relationships. FTDI may make payments to certain broker/dealers who provide marketing support services, which may include business planning assistance, advertising, educating broker/dealer personnel about the Franklin Templeton mutual funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2004, over 3,700 local, regional, and national securities brokerage firms offered shares of the U.S.-registered Franklin Templeton mutual funds for sale to the investing public. In the U.S., we have approximately 76 general wholesalers and eight Franklin Templeton Portfolio Advisors, Inc. and retirement plan wholesalers who interface with the broker/dealer community.

Most of the U.S.-registered Franklin Templeton mutual funds, with the exception of certain Franklin Templeton money market funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the '40 Act ("Rule 12b-1"). The Plans are established for an initial term of one (1) year and, thereafter, must be approved annually by the particular fund's board of directors or trustees and by a majority of its directors or trustees who are not interested persons of the fund under the '40 Act (the "disinterested fund directors/trustees"). All such Plans are subject to termination at any time by a majority vote of the disinterested fund directors/trustees or by the particular fund shareholders. Fees from the Plans are paid primarily to third-party broker/dealers who provide service to the shareholder accounts, and engage in distribution activities. The Plans permit the funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion. FTDI may also receive reimbursement from the funds for various expenses that FTDI incurs in distributing the funds, such as marketing, advertising, printing and sales promotion subject to the Plans' limitations on amounts. Each fund has a percentage limit for these types of expenses based on average daily net assets under management.

Similar arrangements exist with the distribution of our global funds and in all cases the distributor of the funds in the local market arranges for and pays commissions.

Class B and C shares are generally more costly to us in the year of sale, but they allow us to be competitive by increasing our presence in various distribution channels. Historically, we have arranged to finance Class B and certain Class C share deferred commissions arising from our U.S., Canadian and European operations through Lightning Finance Company Limited, a company in which we have a 49% ownership interest. The repayment of the financing advances is limited to the cash flows generated by the Plans and by any contingent deferred sales charges collected in connection with early redemptions. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases.

The sales commissions and payments below, payable to qualifying broker/dealers, generally apply to our U.S.-registered retail funds; however, there are exceptions to this schedule for some funds.

Sales Commissions and Other Payments Paid to Qualifying Broker/Dealers and Other Intermediaries for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares	Class C Shares	Class R Shares (g)
Broker/Dealer Commission at Time of Investment				
Equity	5.00%	4.00%	1.00%	1.00%
Fixed-income	4.00%	3.00% (b)	1.00%	1.00%
Maximum Yearly 12b-1 Plan Fees				
Equity	0.25% (a)	0.25% (c)	1.00% (e)	0.35%
Fixed-income				0.35%
Taxable	0.25% (a)	0.15% (d)	0.65% (f)	
Tax-free	0.10%	0.15% (d)	0.65% (f)	

(a) The fees referenced above generally apply; however, there are certain individual funds that may apply a different fee structure, including the Franklin Rising Dividends Fund whose 12b-1 fee is 0.50%, certain equity funds whose 12b-1 fees are 0.35% and certain taxable fixed-income funds whose 12b-1 fees are 0.15%.

(b) Certain fixed-income funds now pay 4.00%.

(c) FTDI receives a fee equal to 1.00%, of which 0.25% is paid to the broker/dealer on the account and the remaining 0.75% is remitted directly to a third party for financing initial broker/dealer commissions. After 8 years from the date of the investment, Class B shares are converted into Class A shares. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases. Payments under the funds' Rule 12b-1 plans will continue for existing Class B shares subject to maximum asset-based sales charges under the National Association of Securities Dealers (the "NASD") rules.

(d) FTDI receives a fee equal to 0.65%, of which 0.15% is paid to the broker/dealer on the account and the remaining 0.50% is remitted directly to a third party for financing initial broker/dealer commissions. After 8 years from the date of the investment, Class B shares are converted into Class A shares. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases. Payments under the funds' Rule 12b-1 plans will continue for existing Class B shares subject to maximum asset-based sales charges under NASD rules.

(e) FTDI retains a fee equal to 0.75% and pays 0.25% to the broker/dealer on the average assets in the account for the first twelve (12) months following the sale, after which the full 12b-1 fee is paid to the broker/dealer.

(f) FTDI retains a fee equal to 0.50% and pays 0.15% to the broker/dealer on the assets in the account for the first twelve (12) months following the sale, after which it is paid to the broker/dealer.

(g) With respect to Class R shares, broker/dealers may be eligible to receive a 12b-1 fee of 0.35% starting in the 13th month. During the first 12 months, the full 12b-1 fee will be paid to FTDI to partially offset commission paid at the time of purchase. Starting in the 13th month, FTDI will receive 0.15%. Broker/dealers may be eligible to receive the full 0.50% 12b-1 fee starting at the time of purchase if they forego the prepaid commission of 1%.

Our various foreign subsidiaries provide underwriting and distribution services for our non-U.S.-registered mutual funds, and pay various sales commissions and other payments to qualifying broker/dealers and other intermediaries who are not discussed in this report.

FTDI and/or its affiliates may make the following additional payments out of its own assets to securities broker/dealers that sell shares of Franklin Templeton mutual funds:

Marketing support payments. FTDI may make payments to certain broker/dealers who are holders or dealers of record for accounts in one or more of the Franklin Templeton mutual funds. A broker/dealer's marketing support services may include business planning assistance, advertising, educating broker/dealer personnel about the Franklin Templeton mutual funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. FTDI compensates broker/dealers differently depending upon, among other factors, sales and assets levels, redemption rates and the level and/or type of marketing and educational activities provided by the broker/dealer. Except as described below, in the case of any one broker/dealer, marketing support payments will not exceed the sum of 0.10% of that broker/dealer's current year's total sales of Franklin Templeton mutual funds and 0.05% (or 0.03%) of the total assets, respectively, of equity or fixed income funds attributable to that broker/dealer, on an annual basis.

Transaction support payments. FTDI may pay ticket charges of up to $20 per purchase or exchange order placed by a broker/dealer or one time payments for ancillary services such as setting up funds on a broker/dealer's mutual fund trading system.

Other payments. From time to time, FTDI, at its expense, may provide additional compensation to broker/dealers which sell or arrange for the sale of shares of the funds. Such compensation may include financial assistance to broker/dealers that enable FTDI to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other broker/dealer-sponsored events. These payments may vary depending upon the nature of the event.

FTDI routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton mutual funds and are afforded the opportunity to speak with portfolio managers. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by FTDI.

Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the NASD. FTDI makes payments for events it deems appropriate, subject to FTDI guidelines and applicable law.

3. Shareholder Services

Our subsidiary, Franklin Templeton Investor Services, LLC ("FTIS"), provides shareholder record keeping services and acts as transfer agent and dividend-paying agent for the U.S.-registered Franklin Templeton open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. FTIS is compensated under an agreement with each fund on the basis of an annual per account fee, which varies with the fund and the type of services being provided, and is reimbursed for out-of-pocket expenses. In addition, certain funds compensate FTIS based on assets under management. Other subsidiaries provide the same services to the mutual funds offered for sale in Canada, Europe, Asia, and other regions internationally, under similar fee arrangements.

FTIS may also pay servicing fees, that will be reimbursed by the funds, in varying amounts to certain financial institutions (primarily to help offset their costs associated with client account maintenance support, statement preparation and transaction processing) that (i) maintain omnibus accounts with the fund in the institution's name on behalf of numerous beneficial owners of fund shares; or (ii) provide support for fund shareholder accounts by sharing account data with FTIS through the National Securities Clearing Corporation (the "NSCC") networking system. FTIS will also receive a fee from the funds for services provided in support of beneficial owners and NSCC networking system accounts.

4. Administrative Services

Generally, the funds themselves have no paid employees. Through our subsidiaries, including Franklin Templeton Companies, LLC and Franklin Templeton Services, LLC ("FTS"), we provide and pay the salaries of personnel who serve as officers of our U.S.-registered open-end and closed-end funds, including the administrative personnel as necessary to conduct such funds' day-to-day business operations. These personnel provide information, ensure compliance with securities regulations, maintain accounting systems and controls, prepare annual reports and perform other administrative activities. FTS is compensated under separate agreements with most of the funds on the basis of a percentage of assets under management.

C. High Net-Worth Investment Management

Through our subsidiary, Fiduciary Trust, and our Canadian high net-worth business unit, FTCC, we provide global investment management services to and market and sell our sponsored investment products to high net-worth individuals and families. At Fiduciary Trust, these services focus on managing family wealth from generation to generation through a full service package including wealth management, estate planning, private funds, private banking, and custody services. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the best method of intergenerational wealth transfer.

Individual client assets are held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

We offer clients personalized attention and estate planning expertise in an integrated package of services under the Family Resource Management® ("FRM") brand. Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. These services include advice concerning strategic planning and asset allocation, investment management, and custody and reporting.

D. *Institutional Investment Management*

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty products through a variety of investment vehicles, including separate and commingled accounts and open-ended domestic and offshore mutual funds.

We operate our institutional business under the trade name Franklin Templeton Institutional. Through a series of legal entities globally, including FTI in the U.S. we distribute, and market the different investment advisory capabilities of our various investment advisory subsidiaries under the Franklin, Templeton, Bissett, Fiduciary Trust and Darby brand names globally. We primarily attract new institutional business through our strong relationships with pension and management consultants and through additional mandates from our existing client relationships.

The Retirement Group, a division of our U.S. subsidiary FTDI, services sponsors of defined contribution plans, including 401(k)s, bundled defined contribution plans, variable annuity products and individual retirement accounts. This business unit allows us to focus on expanding sales of our asset management capabilities to the U.S. retirement industry by offering a number of investment options, including sub-advised portfolios, mutual funds, education savings plans and variable insurance trusts.

E. *Managed Accounts*

Through our subsidiary, Franklin Templeton Portfolio Advisors, Inc., a registered investment adviser, doing business as Franklin Portfolio Advisors and Templeton Portfolio Advisors, we provide private portfolio management services and advisory services through third party broker/dealer wrap fee programs. Our subsidiary, TFIS, also serves as a direct marketing broker/dealer for institutional investors in the Franklin Templeton mutual funds. Through our various subsidiaries, we also market and distribute our sponsored investment products to individually managed and separate accounts.

F. *Trust and Custody*

Our subsidiary, Fiduciary Trust, provides trust and custody services including global master custody and support services to high net-worth and institutional clients. Through various trust company subsidiaries, including Fiduciary Trust, we offer a wide range of investment-related services, including, custody and administration, trust services, estate planning, tax planning, securities brokerage, trade clearance and private banking to high net-worth individuals, families and institutional clients in the U.S. and abroad. In addition to custody services, we also offer our clients a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration and related custody services for non-profit organizations, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, include Fiduciary Investment Corporation, an investment company incorporated under New York State Banking Law and an indirect holding company for many of our trust company subsidiaries; FTCC, a trust company incorporated under the Federal Trust and Loan Companies Act in Canada; Fiduciary Trust International of the South, a Florida state-chartered limited purpose trust company; Fiduciary Trust International of California, a California state-chartered limited purpose trust company; Fiduciary Trust International of Delaware, a Delaware state-chartered limited purpose trust company; FTCI (Cayman) Ltd., an offshore trust company licensed as a bank and trust company (with a type "B" license) in the Cayman Islands; Franklin Templeton Fiduciary Bank & Trust, Ltd. ("FTFB&T"), a licensed bank and trust company in the

Bahamas; and Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"). All of the trust companies referenced above have full trust powers. FTB&T, among other functions, exercises full trust powers and serves primarily as custodian of Individual Retirement Accounts ("IRA") and business retirement plans.

G. *Alternative Investment Products*

Our subsidiary Darby is primarily engaged in sponsoring and managing investment funds that invest in private equity and mezzanine lending transactions in emerging markets, particularly Latin America and Asia. Darby offers these investment funds through private placements to institutional and select high net-worth individual investors. Darby is also engaged in advising or sub-advising investment funds that invest in emerging markets fixed income securities on a global basis, including privately offered funds and one fund that is listed on the Luxembourg Stock Exchange.

H. *Summary of Our Sponsored Investment Products*

Our sponsored investment products are offered to retail, institutional, high net-worth and separate account clients, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs in the U.S. and RSPs in Canada) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors in approximately 137 countries.

1. Investment Objectives

The sponsored investment products that we offer accommodate a variety of investment goals, spanning the spectrum of our clients' risk tolerance – from capital appreciation with our more growth-oriented products to capital preservation with our fixed-income offerings. In seeking to achieve such objectives, each portfolio emphasizes different strategies and invests in different types of securities.

Our equity investment products include some that are considered value-oriented, others that are considered growth-oriented, and some that use a combination of growth and value characteristics, generally identified as blend or core products. Value investing focuses on identifying companies that our research analysts and portfolio managers believe are undervalued based on a number of different factors, usually put in the context of historical ratios such as price-to-earnings or price-to-book value. Our growth portfolios maintain a philosophy of identifying future drivers of growth that are not reflected in a company's current stock price by the determination of our research analysts and portfolio managers. Paramount to all of our different equity products is the incorporation of independent, fundamental research through our own in-house staff of analysts. Our approach across the variety of equity products emphasizes bottom-up stock selection within a disciplined portfolio construction process, and is based on our ongoing assessment of risk and return at the security and portfolio levels.

Portfolios seeking income generally focus on one or more of the following securities: taxable and tax-exempt money market instruments, tax-exempt municipal bonds, global fixed-income securities, fixed-income debt securities of corporations and of the U.S. government and its sponsored agencies and instrumentalities such as the Government National Mortgage Association, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation, or of the various states in the U.S. Still others focus on investments in particular countries and regions, such as emerging markets.

We also provide investment management and related services to a number of closed-end investment companies whose shares are traded on various major U.S. and some international stock exchanges. In addition, we provide investment management, marketing and distribution services to SICAV ("Société d'Investissement à Capital Variable") funds and umbrella unit trusts organized in Luxembourg and Ireland, respectively, which are distributed in international market places, as well as to locally organized funds in various countries outside the U.S.

Our sponsored investment products also include portfolios managed for some of the world's largest corporations, endowments, charitable foundations, pension funds, wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

2. Types of Sponsored Investment Products

As of September 30, 2004 we had $361.9 billion in assets under management. Our U.S.-registered open-end mutual funds (excluding our insurance products trust) accounted for $206.4 billion of our assets under management. As of September 30, 2004, the net assets under management of our five (5) largest funds were Franklin Income Fund ($26.3 billion), Templeton Growth Fund ($19.2 billion), Templeton Foreign Fund ($15.6 billion), Franklin California Tax-Free Income Fund, Inc. ($13.1 billion), and Mutual Shares Fund ($11.1 billion). These five mutual funds represented, in the aggregate, 23.6% of all sponsored investment product assets under management.

Franklin Templeton Variable Insurance Products Trust, our insurance products trust, offers 21 funds to U.S. investors, with assets of $15.7 billion as of September 30, 2004. Our insurance product funds are available as investment options through variable insurance contracts. Most of these funds have been fashioned after some of our more popular U.S. retail funds offered to the general public and are managed, in most cases, by the same investment adviser.

Our U.S. closed-end and interval funds accounted for $5.2 billion of our assets under management. U.S. wrap fee, partnership, and trust accounts made up $7.4 billion of our assets under management. On a Company-wide basis, institutional separate and high net-worth accounts accounted for $74.1 billion of assets under management.

In addition, $53.1 billion of our assets under management were held in funds and open-end and closed-end accounts that are sold outside of the United States, and whose investment objectives vary, but are primarily international and global equity-oriented.

The following table shows the various types of our U.S.-registered open-end funds and dedicated insurance product funds as of September 30, 2004, and is categorized using the Investment Company Institute ("ICI") definitions, which are more detailed than the broad investment objective definitions used in MD&A and in our Consolidated Financial Statements.

U.S.-REGISTERED OPEN-END FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
I. EQUITY FUNDS ($122.9)			
A. Capital Appreciation Funds ($25.9)	Seek capital appreciation; dividends are not a primary consideration.		
1. Aggressive Growth Funds	Invest primarily in common stocks of small, growth companies.	6	1
2. Growth Funds	Invest primarily in common stocks of well-established companies.	15	2
3. Sector Funds	Invest primarily in companies in related fields.	8	2
B. World Equity Funds ($65.0)	Invest primarily in stocks of companies located throughout the world.		
1. Emerging Market Funds	Invest primarily in companies based in developing regions of the world.	2	1
2. Global Equity Funds	Invest primarily in equity securities traded worldwide, including those of U.S. companies.	12	2
3. International Equity Funds	Invest primarily in equity securities of companies located outside the United States.	8	1

(a) This table excludes separately managed accounts, trust and partnership accounts and closed-end funds. A significant number of institutional assets are invested in U.S. open-end mutual funds and are disclosed in the table.

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
4. Regional Equity Funds	Invest in companies based in a specific part of the world.	2	0
C. Total Return Funds ($32.0)	Seek a combination of current income and capital appreciation.		
1. Growth and Income Funds	Invest primarily in common stocks of established companies with the potential for growth and a consistent record of dividend payments.	8	3
II. HYBRID FUNDS ($28.8)	May invest in a mix of equities, fixed-income securities, and derivative instruments.		
A. Asset Allocation Funds ($0.6)	Invest in various asset classes including, but not limited to, equities, fixed-income securities, and money market instruments. They seek high total return by maintaining precise weightings in asset classes.	14	1
B. Income-Mixed Funds ($28.2)	Invest in a variety of income-producing securities, including equities and fixed-income securities. These funds seek a high level of current income without regard to capital appreciation.	5	1
III. TAXABLE BOND FUNDS ($17.1)			
A. High Yield Funds ($3.2)	Invest two-thirds or more of their portfolios in lower-rated U.S. corporate bonds (Baa or lower by Moody's and BBB or lower by Standard & Poor's rating services).	2	1
B. World Bond Funds ($1.7)	Invest in debt securities offered by foreign companies and governments. They seek the highest level of current income available worldwide.		
1. Global Bonds Funds: General	Invest in debt securities worldwide with no stated average maturity or an average maturity of five years or more. These funds may invest up to 25 percent of assets in companies located in the United States.	2	2
2. Global Bond Funds: Short Term	Invest in debt securities worldwide with an average maturity of one to five years. These funds may invest up to 25 percent of assets in companies located in the United States.	1	0
3. Other World Bond Funds	Invest in international bond and emerging market debt funds, foreign government and corporate debt instruments. Two-thirds of an international bonds fund's portfolio must be invested outside the United States. Emerging market debt funds invest primarily in debt from underdeveloped regions of the world.	1	0
C. Government Bond Funds ($9.9)	Invest in U.S. government bonds of varying maturities. They seek high current income.		

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
1. Government Bond Funds: Intermediate Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of five to ten years. Securities utilized by investment managers may change with market conditions.	0	1
2. Government Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of one to five years. Securities utilized by investment managers may change with market conditions.	1	0
3. Mortgage-Backed Funds	Invest two-thirds or more of their portfolios in pooled mortgage-backed securities.	5	0
D. Strategic Income Funds ($1.4)	Invest in a combination of U.S. fixed-income securities to provide a high level of current income.	2	2
E. Corporate Bond Funds ($0.9)	Seek current income by investing in high-quality debt securities issued by U.S. corporations.		
1. Corporate Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. corporate bonds with an average maturity of one to five years. These funds seek a high level of income with less price volatility than intermediate-term bond funds.	1	0

IV. TAX-FREE BOND FUNDS ($48.8)

CATEGORY	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
A. State Municipal Bond Funds ($34.1)	Invest primarily in municipal bonds issued by a particular state. These funds seek high after-tax income for residents of individual states.		
1. State Municipal Bond Funds: General	Invest primarily in the single-state municipal bonds with an average maturity of greater than five years or no specific stated maturity. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	29	0
2. State Municipal Bond Funds: Short Term	Invest primarily in single-state municipal bonds with an average maturity of one to five years. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	2	0
B. National Municipal Bond Funds ($14.7)	Invest primarily in the bonds of various municipal issuers in the United States. These funds seek high current income free from federal income tax.		
1. National Municipal Bond Funds: General	Invest primarily in municipal bonds with an average maturity of more than five years or no specific stated maturity.	4	0
2. National Municipal Bond Funds: Short Term	Invest primarily in municipal bonds with an average maturity of one to five years.	1	0

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
V. MONEY MARKET FUNDS ($4.5)			
A. Taxable Money Market Funds ($3.6)	Invest in short-term, high-grade money market securities and must have average maturities of 90 days or less. These funds seek the highest level of income consistent with preservation of capital (i.e., maintaining a stable share price).		
1. Taxable Money Market Funds: Government	Invest primarily in U.S. Treasury obligations and other financial instruments issued or guaranteed by the U.S. government, its agencies, or its instrumentalities.	1	0
2. Taxable Money Market Funds: Non-Government	Invest primarily in a variety of money market instruments, including certificates of deposit from larger banks, commercial paper, and bankers' acceptances.	6	1
B. Tax-Exempt Money Market Funds ($0.9)	Invest in short-term municipal securities and must have average maturities of 90 days or less. These funds seek the highest level of income – free from federal and, in some cases, state and local taxes – consistent with preservation of capital.		
1. National Tax-Exempt Money Market Funds	Invest in short-term securities of various U.S. municipal issuers.	1	0
2. State Tax-Exempt Money Market Funds	Invest primarily in short-term securities of municipal issuers in a single state to achieve the highest level of tax-free income for residents of that state.	2	0

The following table sets forth the types of our non-U.S. open-end funds as of September 30, 2004 and is categorized by investment objectives and sales region.

NON-U.S. OPEN-END FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS BY SALES REGION	
I. EQUITY FUNDS ($30.4)			
A. Global/International Equity ($27.9)	Invest in securities of companies traded worldwide, including foreign and U.S. companies.	Asia Pacific: Canada: U.K./Europe:	33 21 30
B. Domestic (U.S.) Equity ($2.5)	Invest in equity securities of U.S. companies.	Canada: U.K./Europe:	6 11
II. FIXED-INCOME FUNDS ($12.1)			
A. Global/International Fixed-Income ($4.7)	Invest worldwide in debt securities offered by foreign companies and governments. These funds may invest assets in debt securities offered by companies located in the U.S.	Asia Pacific: Canada: U.K./Europe:	31 3 8
B. Domestic Fixed-Income ($7.4)	Invest in debt securities offered by U.S. companies and the U.S. government and/or municipalities located in the U.S.	Asia Pacific: Canada: U.K./Europe:	1 2 5
III. HYBRID FUNDS ($1.9)	May invest in a mix of global equity, fixed-income securities and derivative instruments.	Asia Pacific: Canada: U.K./Europe:	17 5 4
IV. TAXABLE MONEY FUNDS ($2.3)	Market securities issued or guaranteed by domestic or global governments or agencies.	Asia Pacific: Canada: U.K./Europe:	5 3 2

(a) Does not include the Franklin Templeton Global Fund, the Fiduciary Emerging Markets Bond Fund plc, nor fund-of-fund mutual funds. For purposes of this table, we consider the sales region to be where a fund is based and primarily sold and not necessarily the region where a particular fund is invested. Many funds are also distributed across different sales regions (e.g., SICAV funds are based, primarily sold in and therefore considered to be within the U.K./Europe sales region, although also distributed in the Asia Pacific sales region), but are only designated a single sales region in the table.

3. Fund Introductions, Mergers and Liquidations

In an effort to address changing market conditions and evolving investor needs, we periodically introduce new funds, merge existing funds or liquidate existing funds. During the fiscal year ended September 30, 2004, we added and introduced a number of funds in the U.S., Canada and other regions internationally.

In the U.S., product line optimization was a key focus during the fiscal year. Recognizing investor preferences and general industry trends, we continued to promote existing core offerings as well as diversified asset allocation portfolios. We added a new portfolio to our Franklin Templeton Allocator Series, a group of fund-of-fund mutual funds that invest in many of our core products. We also expanded the distribution of our alternative products to address the rising demand in the retail channel. We continued to work closely with institutional clients, providing separate account management as well as customized investment solutions for many high net worth investors.

In Canada, we introduced the Bissett Income Trust & Dividend Fund, together with the Bissett Canadian Short Term Bond Fund, to meet the growing demand for income-oriented products in the Canadian investment marketplace. We added the Templeton China Tax Class fund managed by Mark Mobius to take advantage of growth opportunities in China, Hong Kong and Taiwan. Other new offerings included a new Canadian growth portfolio and tax class versions for the Quotential Program, one of the best selling broker/dealer-distributed wrap programs in Canada. Additionally, we added the Bissett All Canadian Focus Fund, that uses a pre-determined quantitative screening model and the Franklin Templeton Canadian Small Cap Fund.

In other regions internationally, we strategically launched new core funds and investment products that addressed the unique needs of local markets. In the United Kingdom, we continued to expand our local product offering through the introduction of two new funds. While in India, two new sub funds were introduced, that were designed to provide investors with choices in their asset allocation models. In other country specific markets, including Korea, Singapore and Italy, we initiated new locally demanded products to support those expanding businesses.

During the fiscal year ended September 30, 2004, the following fund mergers and liquidations occurred: 1 variable insurance fund merged into another variable insurance fund; 1 U.S.-registered open-end fund was merged into another U.S.-registered open-end fund; 3 U.S.-registered mutual funds were liquidated; 7 non-U.S.-registered open-end funds were merged into other non-U.S.-registered open-end funds and 26 non-U.S.-registered open-end funds were liquidated.

II. Banking/Finance Operations

Our secondary business segment is banking/finance, which offers select retail-banking and consumer lending services.

Our subsidiary, Fiduciary Trust, is a New York state chartered bank and provides private banking services primarily to high net-worth clients who maintain trust, custody and/or investment management accounts with Fiduciary Trust. Fiduciary Trust's private banking and credit products include, among others, loans secured by marketable securities, foreign exchange services, deposit accounts and other banking services. As discussed in Investment Management and Related Services, Fiduciary Trust also offers investment management, trust and estate, custody and related services to institutional accounts and high net-worth individuals and families.

Franklin Capital Corporation ("FCC") is a subsidiary of FRI, which engages primarily in the purchase, securitization and servicing of retail installment sales contracts ("automobile contracts") originated by independent automobile dealerships. FCC is incorporated and headquartered in Utah and conducts its business primarily in the Western region of the U.S. As of September 30, 2004, FCC's total assets included $105.0 million of outstanding automobile contracts. During fiscal 2004, FCC securitized approximately $482.2 million of automobile contract receivables for which it maintains servicing rights. As of September 30, 2004, FCC serviced $768.9 million of receivables that have been securitized to date. See Note 7 in the Notes to the Consolidated Financial Statements.

Our securitized automobile contracts business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Auto loan portfolio losses can be influenced significantly by trends in the economy and credit markets, which reduce borrowers' ability to repay loans. A more detailed analysis of loan losses and delinquency rates in our consumer lending and dealer auto loan business is contained in Note 6 in the Notes to the Consolidated Financial Statements.

Our subsidiary Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), with total assets of $145.2 million, as of September 30, 2004, provides FDIC insured deposit accounts and general consumer loan products such as credit card loans, unsecured loans, loans secured by marketable securities, mortgage loans, debit card products and auto loans. FTB&T (formerly known as Franklin Bank) became chartered as a federal savings bank on May 1, 2000 when the Office of Thrift Supervision approved FTB&T's application to convert from a California state banking charter to a federal thrift charter. Immediately following the conversion of FTB&T's state charter to a federal thrift charter, Franklin Templeton Trust Company, a California chartered trust company, was merged into FTB&T and continues to perform its prior activities as a division of FTB&T and Franklin Templeton Fiduciary Bank & Trust, Ltd. ("FTFB&T"), a licensed bank and trust company in the Bahamas.

Our other banking subsidiaries include, among others, FTCI (Cayman) Ltd., a licensed bank and trust company in the Cayman Islands and FTFB&T.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business, including those conducted through our various subsidiaries, are subject to various federal, state, and foreign regulation and supervision. Domestically, we are subject to regulation and supervision by, among others, the SEC, the NASD, the Federal Reserve Board (the "FRB"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of Thrift Supervision and the New York State Banking Department. Globally, we are subject to regulation and supervision by, among others, the Office of the Superintendent of Financial Institutions as well as provincial financial services regulators in Canada, and the Ontario and Alberta Securities Commissions, the Monetary Authority of Singapore, the Financial Services Authority in the United Kingdom, the Central Bank of Ireland, the Securities and Futures Commission of Hong Kong, the Korean Ministry of Finance and Economy, the Financial Supervisory Commission and the Financial Supervisory Services in Korea, the Securities Exchange Board of India, the China Securities Regulatory Commission, the Taiwan Securities and Futures Commission, the Ministry of Finance, and the Commerce Department, Ministry of Economic Affairs in Taiwan. The Advisers Act imposes numerous obligations on our subsidiaries, which are registered in the United States as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The '40 Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the '40 Act, ranging from fines and censure to termination of an investment adviser's registration.

As part of various investigations by the SEC, the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities broker/dealers who sell fund shares, the Company and certain of its subsidiaries, as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company has responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business. See also Note 13 in the Notes to the Consolidated Financial Statements.

FRI and many of the investment companies advised by our various subsidiaries are also subject to the federal and state laws affecting corporate governance, including the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC. As a NYSE listed company, we are also subject to the rules of the NYSE, including the corporate governance standards.

Since 1993, the NASD Conduct Rules have limited the amount of aggregate sales charges which may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's 12b-1 Plan to FTDI, our principal underwriting and distribution subsidiary, which earns underwriting commissions on the distribution of fund shares in the United States.

Following the acquisition of Fiduciary Trust in fiscal year 2001, the Company became a bank holding company under the BHC Act and is subject to supervision and regulation by the FRB. Pursuant to the GLB Act, a bank holding company may elect to become a financial holding company if each of its subsidiary banks and other depository institution subsidiaries is well capitalized, is well managed and has at least a "satisfactory" rating under the Community Reinvestment Act ("CRA"). Because we are a qualifying bank holding company under the GLB Act, we also became a financial holding company, which enables us to affiliate with a far broader range of financial companies than had previously been permitted for bank holding companies. Permitted affiliates include securities brokers, underwriters and dealers, investment managers, mutual fund distributors, insurance companies and companies engaged in other activities that are financial in nature or incidental to a financial activity. The FRB's regulations specify that organizing, sponsoring, and managing a mutual fund are activities that are permissible for financial holding companies under certain guidelines.

The FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the Company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The GLB Act establishes the FRB as the umbrella supervisor for financial holding companies and adopts an administrative approach to regulation that generally requires the FRB to defer to the actions and requirements of the U.S. "functional" regulators of subsidiary broker/dealers, investment advisers, investment companies, insurance companies, and other regulated non-depository institutions.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not pay dividends unless its net income is sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the holding company and its bank and thrift institution subsidiaries. As we are a bank holding company, this policy may be applied to us even though we are also a financial holding company.

Almost every aspect of the operations and financial condition of our banking and thrift subsidiaries are subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits, and the provision of services. The relevant federal banking regulatory agencies and the state banking regulatory agencies have authority to prohibit a bank or a bank holding company from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice.

Each of our banking subsidiaries is subject to restrictions under federal law that limit transactions with FRI and its non-bank subsidiaries, including loans and other extensions of credit, investments or asset purchases. These and various other transactions, including any payment of money to FRI and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these companies.

Federal banking agencies are required to take prompt supervisory and regulatory actions with respect to institutions that do not meet minimum capital standards. There are five defined capital tiers, the highest of which is "well capitalized". A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Undercapitalized institutions may not accept, renew or roll over brokered deposits. To remain a financial holding company, each company's banking subsidiaries must be well capitalized and well managed. As of September 30, 2004, our bank and thrift subsidiaries continued to be considered "well capitalized" and "well managed". If a banking subsidiary of a financial holding company has not received a rating of at least "satisfactory" on its most recent CRA examination, the FRB may prohibit the financial holding company or its banking subsidiary from engaging in additional financial activities. Each of our banking subsidiaries currently has a CRA rating of satisfactory or better.

The FRB has adopted various capital guidelines for bank holding companies. The GLB Act generally prohibits the FRB from imposing capital requirements on functionally regulated non-bank subsidiaries of a financial holding company, such as broker/dealers and investment advisers.

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject FRI, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if any one or more of a number of circumstances exist.

COMPETITION

The financial services industry is highly competitive and has increasingly become a global industry. There are approximately 8,100 open-end investment companies of varying sizes, investment policies and objectives whose shares are being offered to the public in the U.S. Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified investment managers in the U.S. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on the performance of our investment products, service to customers and extensive marketing activities with our strong broker/dealer and other financial institution distribution network as well as high net-worth customers.

We face strong competition from numerous investment management, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, which offer a wide range of financial and investment management services to the same institutional accounts, separate accounts and high net-worth customers that we are seeking to attract. In recent years, there has been a trend of consolidation in the financial services industry, resulting in stronger competitors with greater financial resources than us.

We rely largely on intermediaries to sell and distribute Franklin Templeton mutual fund shares. In addition to offering our products, many of these intermediaries also have mutual funds under their own names that compete directly with our products. These intermediaries could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue.

We have implemented an award winning Internet platform to compete with the rapidly developing and evolving capabilities being offered with this technology. Together with several large financial services companies, we made a capital investment in the development of an industry-wide Internet portal, known as Advisorcentral.com, which provides our broker/dealer and investment adviser customers with the ability to view their clients' holdings using one log-in ID.

As investor interest in the mutual fund industry has increased, competitive pressures have increased on sales charges of broker/dealer distributed funds. We believe that, although this trend will continue, a significant portion of the investing public still relies on the services of the broker/dealer or financial adviser community, particularly during weaker market conditions.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct significant advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major national financial publications, as well as on radio and television to promote brand name recognition and to assist our distribution network. Such activities include purchasing network and cable programming, sponsorship of sporting events, and extensive newspaper and magazine advertising.

Diverse and strong competition affects the banking/finance segment of our business as well, and limits the fees that can be charged for our services. For example, in the banking segment we compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers, which have offered special incentives to stimulate automobile sales, including no-interest loans. These product offerings by our competitors limit the interest rates that we can charge on consumer loans.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Information on our operations in various geographic areas of the world and a breakout of business segment information is contained in Note 18 in the Notes to the Consolidated Financial Statements.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks and service marks to distinguish our sponsored investment products and services from those of our competitors in the U.S. and in foreign countries and jurisdictions, including, but not limited to, Franklin®, Templeton®, Bissett®, Mutual Series® and Fiduciary™. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

EMPLOYEES

As of September 30, 2004, we employed approximately 6,700 employees and operated offices in 27 countries. We consider our relations with our employees to be satisfactory.

AVAILABLE INFORMATION

Franklin Resources, Inc. files reports with the SEC. Copies of any of these filings can be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We also file reports with the SEC electronically via the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC, at http://www.sec.gov. Additional information about Franklin Resources, Inc. can also be obtained at our website at http://www.franklintempleton.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Corporate Governance Guidelines. The Company has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are posted on the Company's website and are available in print to any shareholder who requests a copy.

Committee Charters. The Board of Directors has an Audit Committee, Compensation Committee and Corporate Governance Committee. The Board of Directors has adopted written charters for each committee, which are posted on the Company's website and are available in print to any shareholder who requests a copy.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following information on the executive officers of FRI, including their principal occupations for the past five (5) years, is given as of November 30, 2004.

PENELOPE S. ALEXANDER
AGE 44

Vice President, Human Resources – U.S. of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JAMES R. BAIO
AGE 50

Senior Vice President and Chief Financial Officer of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JENNIFER J. BOLT
AGE 40

Senior Vice President and Chief Information Officer of FRI since May 2003; officer and/or director of other FRI subsidiaries since June 1994; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years. Director, Keynote Systems, Inc. since April 2004.

HARMON E. BURNS
AGE 59
DIRECTOR SINCE 1991

Vice Chairman and Director of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

MARTIN L. FLANAGAN
AGE 44

President and Co-Chief Executive Officer of FRI; formerly Senior Vice President and Chief Financial Officer for more than the past five (5) years; officer and/or director of many other FRI subsidiaries; officer, director and/or trustee in 49 investment companies of Franklin Templeton Investments.

HOLLY E. GIBSON
AGE 38

Vice President – Corporate Communications of FRI since May 2003 and Director of Corporate Communications for more than the past five (5) years.

BARBARA J. GREEN
AGE 57

Vice President and Deputy General Counsel of FRI since January 2000 and Secretary of FRI since October 2003; officer of many other FRI subsidiaries; officer in 52 investment companies of Franklin Templeton Investments.

DONNA S. IKEDA
AGE 48

Vice President, Human Resources – International of FRI since May, 2003 and formerly Vice President – Human Resources of FRI for more than the past five (5) years.

CHARLES B. JOHNSON
AGE 71
DIRECTOR SINCE 1969

Chairman of the Board and director of FRI for more than the past five (5) years; formerly Chief Executive Officer; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 46 investment companies of Franklin Templeton Investments.

GREGORY E. JOHNSON
AGE 43

President and Co-Chief Executive Officer of FRI; formerly Vice President of FRI for more than the past five (5) years; officer of many other FRI subsidiaries and in 2 investment companies of Franklin Templeton Investments.

RUPERT H. JOHNSON, JR.
AGE 64
DIRECTOR SINCE 1969

Vice Chairman of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

LESLIE M. KRATTER
AGE 59

Senior Vice President (since 2000) and Assistant Secretary (since October 2003) of FRI; formerly Secretary from March 1998 to October 2003 and Vice President of FRI since March 1993.

KENNETH A. LEWIS
AGE 43

Vice President and Treasurer of FRI since June 2002 and officer of many other FRI subsidiaries for more than the past five (5) years.

JOHN M. LUSK
AGE 46

Vice President of FRI since January 2004; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

MURRAY L. SIMPSON
AGE 67

Executive Vice President and General Counsel of FRI since January 2000; officer in 51 investment companies of Franklin Templeton Investments. Previously Managing Director and Chief Executive Officer of Franklin Templeton Investments (Asia) Limited (formerly, Templeton Franklin Investment Services (Asia), Limited) from 1994-2000.

CHARLES R. SIMS
AGE 43

Vice President of FRI and officer of many other FRI subsidiaries for the past five (5) years.

ANNE M. TATLOCK
AGE 65

Vice Chairman, Member – Office of the Chairman and a director of FRI from January 2001 to December 2004; Chairman of the Board, Chief Executive Officer (since 2000), and Director of Fiduciary Trust, a subsidiary of FRI; formerly President of Fiduciary Trust for more than the past five (5) years; officer and/or director of certain other subsidiaries of FRI. Director, Fortune Brands, Inc. and Merck & Co., Inc.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Peter M. Sacerdote, a director of FRI, is a brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and Peter Sacerdote and the brother of Jennifer Bolt. Jennifer Bolt is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and Peter Sacerdote and the sister of Gregory E. Johnson.

Item 2. Properties.

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct business during fiscal 2005, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space domestically primarily in California, Connecticut, Delaware, Florida, Georgia, New Jersey, New York, Utah, Washington, Wisconsin and the District of Columbia, and internationally in various locations, including Australia, Belgium, Brazil, Canada, China, England, France, Germany, Holland, Hong Kong, India, Ireland, Italy, Japan, Korea, Luxembourg, Poland, Russia, Scotland, Spain, Sweden, Switzerland, Taiwan, Turkey, United Arab Emirates and Venezuela. As of September 30, 2004, we leased and occupied approximately 939,000 square feet of space. We have also leased and subsequently subleased to third parties a total of 305,000 square feet of space.

In addition, we own 4 buildings in San Mateo, California, 5 buildings near Sacramento, California, 5 buildings in St. Petersburg, Florida, 2 buildings in Nassau, Bahamas, 4 buildings in India, as well as space in office buildings in Argentina, China and Singapore. During this past year we acquired the 4 buildings in San Mateo, California that we previously occupied under an operating lease with a related lessor trust. The buildings we own consist of approximately 1.64 million square feet. We have leased to third parties approximately 100,000 square feet of excess owned space. Since we operate on a unified basis, corporate activities, fund related activities, accounting operations, sales, retail-banking and consumer lending operations, management information system activities, publishing and printing operations, shareholder service operations and other business activities and operations take place in a variety of such locations.

Item 3. Legal Proceedings.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. (as used in this section, "Franklin Advisers") and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-reported administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

In addition, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company") and certain Franklin Templeton mutual funds (the "Funds") current and former officers, employees, and directors have been named in multiple lawsuits in different federal courts in Nevada, California, Illinois, New York, and Florida, alleging violations of various federal securities laws and seeking, among other things, monetary damages and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by Company subsidiaries, resulting in alleged market timing activity. The majority of these lawsuits duplicate, in whole or in part, the allegations asserted in the first Massachusetts administrative complaint described above. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or the Company. Additionally, Franklin Templeton Investments Corp. ("FTIC") was recently served with a class action market timing complaint in Quebec, Canada, entitled Huneault v. AGF Funds, Inc., et al., Case No. 500-06-000256-046, filed on October 25, 2004 in the Superior Court for the Province of Quebec, District of Montreal.

To date, more than 240 similar lawsuits against at least 19 different mutual fund companies have been filed in federal district courts throughout the country. Because these cases involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled "In re Mutual Funds Investment Litigation" (the "MDL"). The Judicial Panel then transferred similar cases from different districts to the MDL for coordinated or consolidated pretrial proceedings.

As of December 13, 2004, the following lawsuits are pending against the Company (and in some instances, against certain of the Funds) and have been transferred to the MDL:

Kenerley v. Templeton Funds, Inc., et al., Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois; Cullen v. Templeton Growth Fund, Inc., et al., Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the Southern District of Florida on March 29, 2004; Jaffe v. Franklin AGE High Income Fund, et al., Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada; Lum v. Franklin Resources, Inc., et al., Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Fischbein v. Franklin AGE High Income Fund, et al., Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Beer v. Franklin AGE High Income Fund, et al., Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District

Court for the Middle District of Florida; Bennett v. Franklin Resources, Inc., et al., Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada; Dukes v. Franklin AGE High Income Fund, et al., Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California; McAlvey v. Franklin Resources, Inc., et al., Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California; Alexander v. Franklin AGE High Income Fund, et al., Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California; Hugh Sharkey IRA/RO v. Franklin Resources, Inc., et al., Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York; D'Alliessi, et al. v. Franklin AGE High Income Fund, et al., Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California; Marcus v. Franklin Resources, Inc., et al., Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Banner v. Franklin Resources, Inc., et al., Case No. C 04 0902 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Denenberg v. Franklin Resources, Inc., et al., Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California; Hertz v. Burns, et al., Case No. 04 CV 02489, filed on March 30, 2004 in the United States District Court for the Southern District of New York.

Plaintiffs in the MDL filed consolidated amended complaints on September 29, 2004. It is anticipated that defendants will file motions to dismiss in the coming months.

As previously reported, various subsidiaries of Franklin Resources, Inc., as well as certain Templeton Funds, have also been named in multiple lawsuits filed in state courts in Illinois, alleging breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by such subsidiaries as follows:

Bradfisch v. Templeton Funds, Inc., et al., Case No. 2003 L 001361, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Case No. 2003 L 001362, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 03 L 785, filed on December 17, 2003 in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois; Parise v. Templeton Funds, Inc., et al., Case No. 2003 L 002049, filed on December 22, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois.

These lawsuits are state court actions and are not subject to the MDL.

In addition, the Company, as well as certain current and former officers, employees, and directors, have been named in multiple lawsuits alleging violations of various securities laws and pendent state law claims relating to the disclosure of directed brokerage payments and/or payment of allegedly excessive advisory, commission, and distribution fees. These lawsuits are styled as class actions and derivative actions brought on behalf of certain Funds, and are as follows:

Stephen Alexander IRA v. Franklin Resources, Inc., et al., Case No. 04-982 JLL, filed on March 2, 2004 in the United States District Court for the District of New Jersey; Strigliabotti v. Franklin Resources, Inc., et al., Case No. C 04 0883 SI, filed on March 4, 2004 in the United States District Court for the Northern District of California; Tricarico v. Franklin Resources, Inc., et al., Case No. CV-04-1052 JAP, filed on March 4, 2004 in the United States District Court for the District of New Jersey; Miller v. Franklin Mutual Advisors, LLC, et al., Case No. 04-261 DRH, filed on April 16, 2004 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the District of New Jersey on August 5, 2004 (plaintiffs voluntarily dismissed this action, without prejudice, on October 22, 2004); Wilcox v. Franklin Resources, Inc., et al., Case No. 04-2258 WHW, filed on May 12, 2004 in the United States District Court for the District of New Jersey; Bahe, Custodian CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc. et al., Case No. 04-11195 PBS, filed on June 3, 2004 in the United States District Court for the District of Massachusetts.

The United States District Court for the District of New Jersey consolidated for pretrial purposes three of the above lawsuits (Stephen Alexander IRA, Tricarico, and Wilcox) into a single action, entitled "In re Franklin Mutual Funds Fee Litigation." Plaintiffs in those three lawsuits filed a consolidated amended complaint on October 4, 2004.

Management strongly believes that the claims made in each of the lawsuits identified above are without merit and intends to vigorously defend against them.

Please also see the discussion of certain governmental proceedings and investigations in Note 13, "Commitments and Contingencies – Governmental Investigations, Proceedings and Actions", of Notes to Consolidated Financial Statements included in Part II of this report.

Except for the matters described above, there have been no material developments in the litigation previously reported in our Form 10-Q for the period ended June 30, 2004, as filed with the SEC on August 13, 2004. We are involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect our business or financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of our security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Our common stock is traded on the NYSE and the Pacific Exchange under the ticker symbol "BEN", and the London Stock Exchange under the ticker symbol "FRK". On September 30, 2004, the closing price of FRI's common stock on the NYSE was $55.76 per share. At November 30, 2004, there were approximately 4,997 shareholders of record.

The following table sets forth the high and low sales prices for our common stock on the NYSE.

	2004 Fiscal Year		2003 Fiscal Year	
Quarter	High	Low	High	Low
October-December	$52.25	$43.39	$37.85	$27.90
January-March	$62.10	$52.02	$37.01	$29.99
April-June	$57.81	$48.10	$40.85	$32.84
July-September	$56.47	$46.85	$46.95	$38.66

We declared dividends of $0.34 per share in fiscal 2004 (or $0.085 per share per quarter) and $0.30 per share in fiscal 2003 (or $0.075 per share per quarter). We expect to continue paying dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

(b) None.

(c) Issuer Purchases of Equity Securities.

The following table provides information with respect to the shares of common stock we purchased during the three months ended September 30, 2004:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2004 through July 31, 2004	8,189	$49.77	8,189	13,544,492
August 1, 2004 through August 31, 2004	13,409	$48.46	13,409	13,531,083
September 1, 2004 through September 30, 2004	300,000	$53.68	300,000	13,231,083
Total	**321,598**		**321,598**	

Under a stock repurchase program authorized by our Board of Directors in September of 1985, we can repurchase shares of our common stock on the open market and in private transactions in accordance with applicable securities laws. In August 2002, May 2003, and August 2003, we announced increases in the number of shares available for repurchase under our stock repurchase program totaling 30.0 million shares, of which, approximately 13.2 million shares remain available for repurchase as of September 30, 2004. Our stock repurchase program is not subject to an expiration date.

Item 6. Selected Financial Data.

FINANCIAL HIGHLIGHTS

(in millions, except assets under management, per share amounts and employee headcount)

As of and for the Years Ended September 30,	2004	2003	2002	2001	2000
Summary of Operations					
Operating revenues	$3,438.2	$2,632.1	$2,522.9	$2,357.0	$2,340.8
Net income	706.7	502.8	432.7	484.7	562.1
Financial Data					
Total assets	$8,228.1	$6,970.7	$6,422.7	$6,265.7	$4,042.4
Long-term debt	1,196.4	1,108.9	595.1	566.0	294.1
Stockholders' equity	5,106.8	4,310.1	4,266.9	3,977.9	2,965.5
Operating cash flow	943.4	536.4	735.2	553.2	701.7
Assets Under Management *(in billions)*					
Period ending	$361.9	$301.9	$247.8	$246.4	$229.9
Simple monthly average	340.2	269.8	263.2	243.4	227.7
Per Common Share					
Earnings					
Basic	$2.84	$1.98	$1.66	$1.92	$2.28
Diluted	2.80	1.97	1.65	1.91	2.28
Cash dividends	0.34	0.30	0.28	0.26	0.24
Book value	20.45	17.53	16.50	15.25	12.17
Employee Headcount	6,696	6,504	6,711	6,868	6,489

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

In this section, we discuss our results of operations and our financial condition. In addition to historical information, we also make some statements relating to the future, which are called "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause our actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. For this reason, you should not rely too heavily on them and should review the "Risk Factors" section, where we discuss these statements in more detail.

General

We derive the majority of our operating revenues, operating expenses and net income from providing investment advisory and related services to retail mutual funds, institutional accounts, high net-worth clients, private accounts and other investment products. This is our primary business activity and operating segment. The mutual funds and other products that we advise, collectively called our sponsored investment products, are distributed to the public globally under six distinct names:

- Franklin
- Templeton
- Mutual Series
- Bissett
- Fiduciary Trust
- Darby Overseas

Our sponsored investment products include a broad range of global/international equity, U.S. domestic, hybrid, fixed-income and money market mutual funds, as well as other investment products that meet a wide variety of specific investment needs of individuals and institutions.

The level of our revenues depends largely on the level and relative mix of assets under management. To a lesser degree, our revenues also depend on the level of mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our sponsored investment products or our clients. These arrangements could change in the future.

Our secondary business and operating segment is banking/finance. Our banking/finance group offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Executive Summary

Fiscal 2004 was challenging for the mutual fund industry as various regulatory bodies continued their investigations of certain industry practices. We are working with a number of government regulators who are looking into matters involving frequent trading (commonly referred to as "market timing") policies and practices, marketing support payments to securities broker/dealers who sell fund shares, and other industry concerns.

Despite the scrutiny, key performance measures continued to improve in fiscal 2004. Our diluted earnings per share grew to $2.80 in fiscal 2004, as compared to $1.97 in fiscal 2003 and $1.65 in fiscal 2002. Our operating margin increased to 27% in fiscal 2004, as compared to 25% in fiscal 2003 and 23% in fiscal 2002. Market appreciation and excess sales over redemptions increased our assets under management to an all-time record of $361.9 billion at September 30, 2004, as compared to $301.9 billion at September 30, 2003 and $247.8 billion at September 30, 2002. Our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) was 0.58% in fiscal 2004, as compared to 0.55% in fiscal 2003 and 0.56% in fiscal 2002.

As our client base broadens geographically, we remain attentive to the specialized needs of these clients and continue to expand the investment choices available to them. To that end, on October 1, 2003, we completed the acquisition of Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby"), a group specializing in private equity, mezzanine and emerging markets fixed-income products. In fiscal 2002, we acquired Pioneer ITI AMC Limited ("Pioneer"), an Indian investment management company.

Results of Operations

The table below presents the highlights of our operations for the last three fiscal years.

(in millions except per share amounts)

For the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Net Income	$706.7	$502.8	$432.7	41%	16%
Earnings Per Common Share					
Basic	$2.84	$1.98	$1.66	43%	19%
Diluted	2.80	1.97	1.65	42%	19%
Operating Margin	27%	25%	23%	—	—

Net income increased by 41% and diluted earnings per share increased by 42% in fiscal 2004. The increase was primarily due to higher operating revenues consistent with a 26% increase in our simple monthly average assets under management, higher gross sales on which commissions are earned, and an increase in billable shareholder accounts. These increases were partially offset by higher underwriting and distribution expenses, higher compensation and benefits expense, the provision for governmental investigations, proceedings and actions and a higher effective tax rate in fiscal 2004 as compared to the prior year. The decline in diluted weighted-average shares outstanding from 254.7 million in fiscal 2003 to 252.2 million in fiscal 2004, also contributed to the increase in diluted earnings per common share. The decrease in diluted weighted-average shares outstanding resulted from stock repurchases, especially in the latter half of fiscal 2003, partially offset by an increase in dilution from the assumed conversion of stock options granted as the price of our common stock increased during fiscal 2004.

Net income increased by 16% and diluted earnings per share increased by 19% in fiscal 2003 primarily due to higher operating revenues consistent with a 3% increase in our simple monthly average assets under management, as well as higher investment and other income in fiscal 2003 due to an other-than-temporary decline in the value of certain investments in fiscal 2002.

Assets Under Management

(in billions)

As of the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Equity					
Global/international	$132.9	$99.8	$76.5	33%	30%
Domestic (U.S.)	66.4	55.4	41.4	20%	34%
Total equity	199.3	155.2	117.9	28%	32%
Hybrid	59.0	45.8	36.6	29%	25%
Fixed-Income					
Tax-free	51.3	52.2	52.8	(2)%	(1)%
Taxable					
Domestic (U.S.)	31.3	31.1	26.1	1%	19%
Global/international	14.2	11.8	8.6	20%	37%
Total fixed-income	96.8	95.1	87.5	2%	9%
Money Market	6.8	5.8	5.8	17%	—
Total	**$361.9**	**$301.9**	**$247.8**	**20%**	**22%**
Simple monthly average for the year[1]	$340.2	$269.8	$263.2	26%	3%

[1] Investment management fees from approximately 45% of our assets under management at September 30, 2004 were calculated using daily average assets under management.

Our assets under management at September 30, 2004 were $361.9 billion, 20% higher than they were a year ago, due to excess sales over redemptions of $22.4 billion and market appreciation of $38.9 billion, primarily in the first half of fiscal 2004. Simple monthly average assets under management, which are generally more indicative of investment management fee revenue trends than the year over year change in ending assets under management, increased 26% during fiscal 2004.

The simple monthly average mix of assets under management for the last three fiscal years is shown below.

For the Years Ended September 30,	2004	2003	2002
Percentage of simple monthly average assets under management			
Equity	54%	49%	52%
Fixed-income	28%	34%	31%
Hybrid	16%	15%	15%
Money market	2%	2%	2%
Total	**100%**	**100%**	**100%**

The following table presents industry data showing average effective investment management fee rates[1] for the years ended September 30, 2004, 2003, and 2002. The data was obtained from Lipper® Inc. and our actual effective fee rates may vary from these rates.

For the Years Ended September 30,	2004	2003	2002
Equity			
Global/international	0.72%	0.71%	0.71%
Domestic (U.S.)	0.53%	0.54%	0.55%
Hybrid	0.40%	0.42%	0.45%
Fixed-Income			
Tax-free	0.42%	0.42%	0.43%
Taxable			
Domestic (U.S.)	0.43%	0.43%	0.43%
Global/international	0.57%	0.60%	0.59%
Money Market	0.26%	0.27%	0.27%

[1] Industry asset-weighted average management fee rates were calculated using information available from Lipper® Inc. at September 30, 2004 and include all U.S.-based, open-ended funds that reported expense data to Lipper® Inc. as of the funds' most recent annual report date, and for which expenses were greater or equal to zero. The averages combine retail and institutional funds data and include all share classes and distribution channels, without exception. Variable annuity products are not included.

For the 2004 fiscal year, our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) increased to 0.58% from 0.55% in fiscal 2003. The change in the mix of assets under management, resulting from higher excess sales over redemptions and appreciation for equity as compared to fixed-income products, led to the increase in the effective investment management fee rate. Generally, equity products carry higher management fees than fixed-income products.

For the 2003 fiscal year, our effective investment management fee rate declined to 0.55% from 0.56% in fiscal 2002. The change in the mix of assets under management, resulting from higher relative excess sales over redemptions and appreciation for fixed-income as compared to equity products, led to the slight decrease in the effective investment management fee rate.

Assets under management by sales office location were as follows:

(in billions)

As of the Years Ended September 30,	2004	% of Total	2003	% of Total
United States	$265.3	73%	$225.0	74%
Canada	25.8	7%	20.9	7%
Europe	29.5	8%	20.4	7%
Asia/Pacific and other[1]	41.3	12%	35.6	12%
Total	**$361.9**	**100%**	**$301.9**	**100%**

[1] Includes multi-jurisdictional assets under management.

Approximately 73% of our assets under management at September 30, 2004 originated from our U.S. sales offices and approximately 69% of our revenues originated in the United States in fiscal 2004. Due to the global nature of our business operations, investment advisory and administrative services may be performed in locations unrelated to the location of the shareholder.

Components of the change in our assets under management were as follows:

(in billions)

As of and for the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Beginning assets under management	$301.9	$247.8	$246.4	22%	1%
Sales	96.8	81.3	72.4	19%	12%
Reinvested dividends	4.9	3.7	4.8	32%	(23)%
Redemptions	(74.4)	(66.9)	(57.5)	11%	16%
Distributions	(7.1)	(6.0)	(7.2)	18%	(17)%
Acquisitions	0.9	—	0.8	N/A	(100)%
Appreciation (depreciation)	38.9	42.0	(11.9)	(7%)	N/A
Ending assets under management	**$361.9**	**$301.9**	**$247.8**	**20%**	**22%**

Excess sales over redemptions were $22.4 million in fiscal 2004 as compared to $14.4 million in fiscal 2003 and $14.9 million in fiscal 2002. Gross product sales increased 19% while redemptions increased 11% in 2004. Darby added $0.9 billion in assets under management, related to private equity, mezzanine and emerging markets fixed-income products as of the acquisition date, on October 1, 2003. Our acquisition of Pioneer, in July 2002, increased our assets under management by $0.8 billion as of the date of this acquisition.

Our products experienced $38.9 billion in appreciation in fiscal 2004, as compared to $42.0 billion in fiscal 2003 and market depreciation of $11.9 billion in fiscal 2002.

Operating Revenues

The table below presents the percentage change in each revenue category between fiscal 2004 and fiscal 2003 and between fiscal 2003 and fiscal 2002.

	2004 vs 2003	2003 vs 2002	Percentage of total revenues		
			2004	2003	2002
Investment management fees	32%	2%	57%	57%	58%
Underwriting and distribution fees	35%	7%	34%	32%	31%
Shareholder servicing fees	12%	14%	7%	8%	8%
Consolidated sponsored investment products income, net	3,684%	N/A	—	—	—
Other, net	(8%)	5%	2%	3%	3%
Total operating revenues	**31%**	**4%**	**100%**	**100%**	**100%**

Investment Management Fees

Investment management fees, accounting for 57% of our operating revenues in fiscal 2004, include both investment advisory and administration fees. These fees are generally calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. Annual rates vary by investment objective and type of services provided. In return for these fees, we provide a combination of investment advisory, administrative and other management services.

Investment management fees increased 32% in fiscal 2004 consistent with a 26% increase in simple monthly average assets under management and an increase in our effective investment management fee rate resulting from a shift in average asset mix toward equity products, which generally carry a higher management fee than fixed-income assets.

Investment management fees increased 2% in fiscal 2003 consistent with a 3% increase in simple monthly average assets under management, partially offset by a slight decline in our effective investment management fee rate resulting from a shift in average asset mix toward fixed-income products.

Underwriting and Distribution Fees

We earn underwriting fees from the sale of some classes of sponsored investment products on which investors pay a sales commission at the time of purchase. Sales commissions are reduced or eliminated on some classes of shares and for sales to shareholders or intermediaries that exceed specified minimum amounts. Therefore, underwriting fees will change with the overall level of gross sales and the relative mix of sales between different share classes.

Many of our sponsored investment products pay distribution fees in return for sales, marketing and distribution efforts on their behalf. While other contractual arrangements exist in international jurisdictions, in the United States, distribution fees include "12b-1 fees". These fees are subject to maximum payout levels based on a percentage of the assets in each fund and other regulatory limitations. We pay a significant portion of underwriting and distribution fees to the financial advisers and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of underwriting and distribution expenses below.

Overall, underwriting and distribution fees increased 35% in fiscal 2004. Underwriting fees increased 33% primarily due to a 19% increase in gross product sales along with a change in the sales mix. Distribution fees increased 36% consistent with a 26% increase in simple monthly average assets under management and a change in the asset and share class mix.

Underwriting and distribution fees increased 7% in fiscal 2003. Underwriting fees increased 8% primarily due to a 12% increase in gross product sales, partially offset by a change in the sales mix. Distribution fees increased 6% consistent with a 3% increase in simple monthly average assets under management and a change in the asset and share class mix.

Shareholder Servicing Fees

Shareholder servicing fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, sponsored investment products are charged these fees based on the level of assets under management. We receive fees as compensation for providing transfer agency services, including providing customer statements, transaction processing, customer service and tax reporting. In the United States, transfer agency service agreements provide that accounts closed in a calendar year remain billable through the second quarter of the following calendar year at a reduced rate. In Canada, such agreements provide that accounts closed in the calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the growth in new accounts and the level of closed accounts that remain billable.

Shareholder servicing fees increased 12% in fiscal 2004. The increase reflects an 18% increase in simple monthly average billable shareholder accounts, primarily due to the overall increase in number of shareholder accounts billable under revised shareholder service fee agreements in the United States that became effective on January 1, 2003, partially offset by a decline in fee rates chargeable on accounts closed in the prior calendar year, under these agreements.

Shareholder servicing fees increased 14% in fiscal 2003. The increase reflects an increase in the overall number of billable shareholder accounts, partially offset by a decline in fee rates chargeable on accounts closed in the prior calendar year, under revised shareholder service fee agreements in the United States that became effective on January 1, 2003. The 0.7 million shareholder accounts added in July 2002 as a result of the acquisition of Pioneer also contributed to the increase in average billable accounts in fiscal 2003.

Consolidated Sponsored Investment Products Income, Net

Consolidated sponsored investment products income, net reflects the net operating income of majority-owned sponsored investment products, including dividends received. The increase in fiscal 2004 reflects an increase in the number of products that have been consolidated in our results of operations.

Other, Net

Other, net consists primarily of revenues from the banking/finance operating segment as well as income from custody services. Revenues from the banking/finance operating segment include interest income on loans, servicing income, and investment income on banking/finance investment securities, and are reduced by interest expense and the provision for probable loan losses.

Other, net decreased 8% in fiscal 2004 due to lower realized gains on sale of automotive loans and decreased interest income on investments, partially offset by a decrease in the provision for probable loan losses related to our consumer lending portfolio and lower interest expense. Other, net increased 5% in fiscal 2003 as a result of higher net interest income and auto loan servicing income, partially offset by lower custody fees.

Operating Expenses

The table below presents the percentage change in each expense category between fiscal 2004 and fiscal 2003 and between fiscal 2003 and fiscal 2002.

	2004 vs 2003	2003 vs 2002	Percentage of total expenses		
			2004	2003	2002
Underwriting and distribution	35%	7%	41%	39%	37%
Compensation and benefits	18%	1%	31%	33%	33%
Information systems, technology and occupancy	(4)%	(3)%	11%	14%	15%
Advertising and promotion	21%	(14)%	4%	4%	6%
Amortization of deferred sales commissions	35%	9%	4%	4%	3%
Amortization of intangible assets	4%	(1)%	1%	1%	1%
Provision for mutual fund proceedings, actions and investigations	N/A	N/A	4%	N/A	N/A
September 11, 2001 (recovery) expense, net	588%	N/A	(1)%	—	N/A
Other	24%	19%	5%	5%	5%
Total operating expenses	**26%**	**2%**	**100%**	**100%**	**100%**

Underwriting and Distribution

Underwriting and distribution includes expenses paid to financial advisers and other third parties for selling, distributing and providing ongoing services to investors in our sponsored investment products. Underwriting and distribution expenses increased 35% in fiscal 2004 and 7% in fiscal 2003 consistent with similar trends in underwriting and distribution revenues.

Compensation and Benefits

Compensation and benefits increased 18% during fiscal 2004. The increase resulted primarily from an increase in bonus expense under the Amended and Restated Annual Incentive Compensation Plan, which awards cash and stock bonuses based, in part, on our performance. In addition, merit salary increases effective in October 2003 and additional compensation and benefit costs related to the acquisition of Darby in October 2003 increased costs in fiscal 2004. The increase was partly reduced by the decline of retention bonus commitments related to the acquisition of Fiduciary Trust Company International ("Fiduciary Trust") in April 2001, as we fulfilled cash payout obligations under the employee retention and transition compensation program that were required to be paid within approximately two years of the acquisition date. We employed approximately 6,700 people at September 30, 2004 as compared to about 6,500 at September 30, 2003. In order to attract and retain talented individuals, we are committed to keeping our salaries and benefit packages competitive, which means that the level of compensation and benefits may increase more quickly or decrease more slowly than our revenues.

Compensation and benefits increased 1% during fiscal 2003. Although we experienced a decrease in retention bonus commitments related to the acquisition of Fiduciary Trust, we also experienced increases in employee insurance and other benefits costs in fiscal 2003. We employed approximately 6,500 people at September 30, 2003 compared to approximately 6,700 at September 30, 2002.

Information Systems, Technology and Occupancy

Information systems, technology and occupancy costs decreased 4% in fiscal 2004. This decrease was primarily due to lower depreciation levels for equipment and software related to a decrease in purchases of information system and technology equipment as certain of our technology equipment is periodically replaced with new equipment under our technology outsourcing agreement, as well as a stabilization in the number and the scope of new technology project initiatives. The decline in information systems and technology expense was partly offset by an increase in outside data services as well as an increase in building depreciation related to the consolidation of our headquarters campus in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)" ("FIN 46-R") in our results of operation effective December 31, 2003 and subsequent purchase of the property in September 2004. Information systems, technology and occupancy costs decreased 3% in fiscal 2003. This decrease was primarily due to lower depreciation levels for equipment and software.

Details of capitalized information systems and technology costs for the last three fiscal years were as follows:

(in millions)	2004	2003	2002
Net carrying amount at beginning of period	$79.1	$121.5	$162.9
Additions during period, net of disposals and other adjustments	16.3	25.8	35.6
Net assets purchased through acquisitions	0.3	—	0.2
Amortization during period	(44.4)	(68.2)	(77.2)
Net carrying amount at end of period	**$51.3**	**$79.1**	**$121.5**

Advertising and Promotion

Advertising and promotion increased 21% during fiscal 2004 and decreased 14% in fiscal 2003. The increase in fiscal 2004 was due to the elimination of directed brokerage effective November 28, 2003 and higher expenditures on direct advertising campaigns and marketing materials. We are committed to investing in advertising and promotion in response to changing business conditions, which means that the level of advertising and promotion expenditures may increase more rapidly or decrease more slowly than our revenues.

Amortization of Deferred Sales Commissions

Certain fund share classes, including Class B, are sold without a front-end sales charge to shareholders, although our distribution subsidiaries pay a commission on the sale. In the United States, Class A shares are sold without a front-end sales charge to shareholders when minimum investment criteria are met, and Class C shares are sold without a front-end sales charge effective January 1, 2004. However, our U.S. distribution subsidiary pays a commission on these sales. We defer and amortize all up-front commissions paid by our distribution subsidiaries in excess of commissions we receive from shareholders, over 12 months to 8 years depending on share class or financing arrangements.

We have arranged to finance our Class B and certain of our Class C deferred commission assets ("DCA") arising from our U.S., Canadian and European operations through Lightning Finance Company Limited ("LFL"), a company in which we have a 49% ownership interest. In the United States, LFL has entered into a financing agreement with our U.S. distribution subsidiary and we maintain a continuing interest in the assets until resold by LFL. As a result, we retain DCA sold to LFL under the U.S. agreement in our financial statements and amortize them over an 8-year period, or until sold by LFL to third-parties. In contrast to the U.S. arrangement, LFL has entered into direct agreements with our Canadian and European sponsored investment products, and, as a result, we do not record DCA from these sources on our Consolidated Balance

Sheets. The boards of the funds that offer Class B shares have approved a proposal to cease the offering of Class B shares to new investors and existing shareholders desiring to make additional purchases. Existing Class B shareholders would continue to be permitted to exchange shares into Class B shares of different funds. Existing Class B shareholders would also be permitted to continue to reinvest dividends in additional Class B shares. The cessation of purchases of Class B shares by new investors and existing shareholders will be effective in the first calendar quarter of 2005 and may have a negative effect on the overall sales of the funds' shares.

Amortization of deferred sales commissions increased 35% in fiscal 2004 from the prior year primarily due to increased gross product sales. Amortization of deferred sales commissions increased 9% in fiscal 2003 from the prior year primarily due to increased gross product sales and because LFL did not sell any U.S. DCA in a securitization transaction in fiscal 2003, while it sold approximately $61.5 million U.S. DCA in fiscal 2002.

Amortization of Intangible Assets

Amortization of intangible assets increased 4% in fiscal 2004 and decreased 1% in fiscal 2003, primarily due to foreign currency movements in intangible assets not denominated in U.S. dollars. As of March 31, 2004, we completed our most recent annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets, and we determined that there was no impairment to these assets as of October 1, 2003.

Provision for Governmental Investigations, Proceedings and Actions

In fiscal 2004, we recognized charges to income aggregating to $105.0 million ($80.6 million, net of taxes) related to ongoing governmental investigations, proceedings and actions. See also Risk Factors below.

September 11, 2001 Recovery, Net

In January 2004, we received $32.5 million from our insurance carrier for claims related to the September 11, 2001 terrorist attacks that destroyed Fiduciary Trust's headquarters. These proceeds represented final recoveries for claims submitted to our insurance carrier. We realized a gain of $30.3 million ($18.3 million, net of taxes). All remaining contingencies related to our insurance claims have been resolved.

Other Income (Expenses)

Other income (expenses) includes net realized and unrealized investment gains (losses) of consolidated sponsored investment products, investment and other income, and interest expense. Investment and other income is comprised primarily of dividends, interest income and realized gains and losses from investments, income from investments accounted for using the equity method of accounting, minority interest expense, and foreign currency exchange gains and losses.

Net other income increased to $63.0 million in fiscal 2004 as compared to $52.1 million in fiscal 2003 due to higher net investment gains related to consolidated sponsored investment products and higher dividends, interest, net realized gains and equity method income from our investments. The increase was partially offset by higher interest expense related to the issuance of five-year senior notes in April 2003 and minority interest expense related to the consolidated sponsored investment products.

Net other income was $52.1 million in fiscal 2003 as compared to a net expense of $7.2 million in fiscal 2002 due to a $60.1 million other-than-temporary decline in value of some of our investments recognized in the fourth quarter of fiscal 2002.

Taxes on Income

As a multi-national corporation, we provide investment management services to a wide range of international investment products, often managed from locations outside the United States. Some of these jurisdictions have lower tax rates than the United States. The mix of pre-tax income (primarily from our investment management business) subject to these lower rates, when aggregated with income originating in the United States, produces a lower overall effective tax rate than existing U.S. Federal and state tax rates. Our effective income tax rate for fiscal 2004 increased to 29% compared to 28% in fiscal 2003 and 25% in fiscal 2002. The effective tax rate will continue to reflect the relative contributions of foreign earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income, as well as other factors.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity, and sources and uses of capital:

(in millions)

As of and for the Years Ended September 30,	2004	2003	2002
Balance Sheet Data			
Assets			
Liquid assets	$4,279.3	$3,272.3	$2,826.0
Cash and cash equivalents	2,917.2	1,053.7	980.6
Liabilities			
Commercial paper	$170.0	$—	$—
Convertible Notes	530.1	520.3	514.2
Medium Term Notes	420.0	420.0	—
Other long-term debt	246.3	168.6	81.0
Total debt	1,372.4	1,123.7	611.5
Cash Flow Data			
Operating cash flows	$943.4	$536.4	$735.2
Investing cash flows	941.7	(259.8)	(215.1)
Financing cash flows	(21.6)	(203.5)	(135.7)

Liquid assets, which consist of cash and cash equivalents, investments (trading and available-for-sale) and current receivables, increased from fiscal 2003, primarily due to cash provided by operating activities. Cash and cash equivalents include cash, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments that are readily convertible into cash, including money market funds. Cash and cash equivalents increased in fiscal 2004 as we held a larger portion of liquid assets in debt instruments, primarily term deposits, with maturities of three months or less from the purchase date, resulting in an increase in cash and cash equivalents and a decrease in investment securities, available-for-sale.

The increase in total debt outstanding from September 30, 2003 relates to $170.0 million of commercial paper issued in September 2004 to purchase the assets of a lessor trust that held our corporate headquarter campus. The lessor trust had previously been consolidated in our financial statements in December 2003 in accordance with the guidance of FIN 46-R. In addition, other long-term debt increased as our long-term financing liability recognized in relation to U.S. DCA financed by LFL, has increased in fiscal 2004, as LFL has not sold any U.S. DCA in a securitization transaction since fiscal 2002.

The increase in operating cash flows in fiscal 2004 included $706.7 million in net income and $215.5 million in proceeds from the securitization of loans held for sale, net of originations. The increase in investing cash flows in fiscal 2004 related primarily to excess liquidations of investments over purchases of $1,061.2 million. Financing activities in fiscal 2004 included the issuance of $170.0 million of commercial paper and $128.9 million in common stock option exercises. In addition, during the year ended September 30, 2004, we purchased and retired 1.3 million shares of our common stock at a cost of $67.6 million. At September 30, 2004, approximately 13.2 million shares remained available for repurchase under board authorizations. We purchased and retired 15.3 million shares at a cost of $580.6 million, and 3.7 million shares at a cost of $115.9 million in the years ended September 30, 2003 and 2002.

Capital Resources

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, borrowing capacity under current credit facilities, the ability to issue debt or equity securities, and mutual fund sales commission financing arrangements. In particular, we expect to finance future investment in our banking/finance activities through operating cash flows, debt, increased deposit base, and through the securitization of a portion of the receivables from consumer lending activities.

As of September 30, 2004, we had $300.0 million of debt and equity securities available to be issued under shelf registration statements filed with the SEC and $330.0 million of additional commercial paper available for issuance. Our committed revolving credit facilities at September 30, 2004 totaled $420.0 million, of which, $210.0 million was under a 364-day facility expiring in June 2005. The remaining $210.0 million facility is under a five-year facility that will expire in June 2007. In addition, at September 30, 2004, our banking/finance operating segment had $523.6 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity. Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. In extreme circumstances, we might not be able to access this liquidity readily.

Our investment management segment finances Class B and certain Class C DCA arising from our U.S., Canadian and European operations through LFL, a company in which we have a 49% ownership interest. Class B and C sales commissions that we have financed globally through LFL during fiscal 2004, were approximately $163.4 million compared to $161.3 million in fiscal 2003. LFL's ability to access credit facilities and the securitization market will directly affect our existing financing arrangements.

Our banking/finance operating segment finances its automotive lending activities through operational cash flows, inter-segment loans and by selling its auto loans in securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Beginning in fiscal 2005, automotive lending activities may also be financed by issuing auto loan backed variable funding notes to institutional investors, and as a result, we expect that inter-segment lending activities may decrease. Gross sale proceeds from auto loan securitization transactions were $488.5 million in fiscal 2004 and $464.4 million in fiscal 2003. Our ability to access the securitization market will directly affect our plans to finance the auto loan portfolio in the future.

Uses of Capital

We expect that the main uses of cash will be to expand our core business, make strategic acquisitions, acquire shares of our common stock, fund property and equipment purchases, pay operating expenses of the business, enhance technology infrastructure and business processes, pay shareholder dividends and repay and service debt.

In May 2001, we received approximately $490.0 million in net proceeds from the sale of $877.0 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock, when the price of our stock reaches certain thresholds. To date, we have repurchased Convertible Notes with a face value of $5.9 million principal amount at maturity, for their accreted value of $3.5 million, in cash. We may redeem the remaining Convertible Notes for cash on or after May 11, 2006 or make additional repurchases, at the option of the holders, on May 11 of 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the accreted value of the Convertible Notes in cash or shares of our common stock. The amount that the holders may redeem in the future will depend on, among other factors, the performance of our common stock.

Contractual Obligations and Commercial Commitments

Contractual Obligations and Commitments

The following table summarizes contractual cash obligations and commitments as of September 30, 2004. We believe that we can meet these obligations and commitments thorough existing liquid assets, continuing cash flows from operations and borrowing capacity under current credit facilities.

(in millions)	Payments due by period				
Contractual Obligations and Commitments	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Non-current debt	$1,196.4	$35.0	$72.0	$494.7	$594.7
Operating leases[1]	271.6	29.9	55.7	47.0	139.0
Purchase obligations[2]	407.7	119.3	108.7	71.4	108.3
Loan origination commitments	242.4	216.4	—	—	26.0
Defined benefit plan obligation[3]	18.6	18.6	—	—	—
Capital contribution commitments[4]	7.3	4.9	2.4	—	—
Total	**$2,144.0**	**$424.1**	**$238.8**	**$613.1**	**$868.0**

1 Operating lease obligations are presented net of future receipts on contractual sublease arrangements totaling $44.3 million as of September 30, 2004.

2 Purchase obligations include contractual amounts that will be due to purchase goods and services to be used in our operations and may be cancelled at earlier times than those indicated under certain conditions that may include termination fees. In particular, under an agreement to outsource management of our data center and distributed server operations that we can terminate any time after July 1, 2006, we estimate that the termination fee payable in July 2006, not including costs associated with assuming equipment leases, would approximate $14.3 million and would decrease each month for the subsequent two years, reaching a payment of approximately $2.2 million in July 2008.

3 Defined benefit plan obligation relates to our expected contribution to a noncontributory retirement plan and a nonqualified supplemental plan that will be made when the final approval of the noncontributory retirement plan termination is received from the Internal Revenue Service.

4 Capital contribution commitments relate to our contractual commitments to fund certain of our sponsored investment products.

Contingent Obligations

In relation to the auto loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2004, the maximum potential amount of future payments was $23.6 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2004 included a $0.6 million liability to reflect obligations arising from auto securitization transactions subsequent to December 31, 2002.

At September 30, 2004, the banking/finance operating segment had issued financial standby letters of credit totaling $2.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $2.1 million as of September 30, 2004 and commercial real estate.

Off-Balance Sheet Arrangements

As discussed above, we obtain financing for sales commissions that we pay to broker/dealers on Class B and certain Class C shares through LFL, a company established in Ireland to provide DCA financing. We hold a 49% ownership interest in LFL and we account for this ownership interest using the equity method of accounting. Our exposure to loss related to our investment in LFL is limited to the carrying value of our investment and loans, and interest and fees receivable from LFL. At September 30, 2004, those amounts approximated $53.2 million. During fiscal 2004, we recognized a pre-tax charge of approximately $1.8 million for our share of its net loss over this period.

As discussed above, our banking/finance operating segment periodically enters into auto loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Our main objective in entering in securitization transactions is to obtain financing for auto loan activities. Securitized loans held by the securitization trusts totaled $768.9 million at September 30, 2004 and $680.7 million at September 30, 2003.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that impact our financial position and results of operations. These estimates and assumptions are affected by our application of accounting policies. Below we describe certain critical accounting policies that we believe are important to understanding our results of operations and financial position. In addition, please refer to Note 1 to the Consolidated Financial Statements for further discussion of our accounting policies.

Goodwill and Other Intangible Assets

At September 30, 2004 our assets included intangible assets as follows:

(in millions)	Net carrying amount
Goodwill	$1,381.8
Intangible assets – definite-lived	191.7
Intangible assets – indefinite-lived	479.8
Total	**$2,053.3**

We make significant estimates and assumptions when valuing goodwill and other intangibles in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of intangibles on an ongoing basis.

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", we are required to test the fair value of goodwill and indefinite-lived intangibles when there is an indication of impairment, or at least once a year. Goodwill impairment is indicated when the carrying amount of a reporting unit exceeds its implied fair value, calculated based on anticipated discounted cash flows. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

Intangible assets subject to amortization are reviewed for impairment on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets. We review definite-lived intangible assets for impairment when there is an indication of impairment, or at least once a year.

During the quarter ended March 31, 2004, we completed our annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment to these assets as of October 1, 2003.

In performing our analysis, we used certain assumptions and estimates including those related to discount rates and the expected future period of cash flows to be derived from the assets, based on, among other factors, historical trends and the characteristics of the assets. While we believe that our testing was appropriate, if these estimates and assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

Income Taxes

As a multinational corporation, we operate in various locations outside the United States. As of September 30, 2004, and based on tax laws in effect as of this date, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries. As a result, we have not made a provision for U.S. taxes and have not recorded a deferred tax liability on $2.5 billion of cumulative undistributed earnings recorded by foreign subsidiaries as of September 30, 2004. Changes to our policy of reinvesting foreign earnings may have a significant effect on our financial condition and results of operation.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. Under a provision of the Act, we may elect to repatriate certain earnings of our foreign-based subsidiaries at a reduced tax rate in either of our fiscal years ending September 30, 2005 or September 30, 2006. We are currently evaluating the effect of this repatriation provision; however, we do not expect to complete this evaluation until after the U.S. Congress or the U.S. Department of the Treasury issue additional guidance regarding this provision. The range of possible amounts we are considering for repatriation is between zero and $1.9 billion, and the potential range of income tax associated with amounts subject to the reduced rate is between zero and $117.0 million.

Valuation of Investments

We record substantially all investments in our financial statements at fair value or amounts that approximate fair value. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, we estimate the value of the securities based upon available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value. For example, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities when sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized on sale could differ from the current carrying value.

We evaluate our investments for other-than-temporary decline in value on a periodic basis. This may exist when the fair value of an investment security has been below the current value for an extended period of time. As most of our investments are carried at fair value, if an other-than-temporary decline in value is determined to exist, the unrealized investment loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income, in the period in which the other-than-temporary decline in value is determined. In fiscal 2002, we recognized $60.1 million for an other-than-temporary decline in the value of certain investments. We classify securities as trading when it is management's intent at the time of purchase to sell the security within a short period of time. Accordingly, we record unrealized gains and losses on these securities in our consolidated income.

While we believe that we have accurately estimated the amount of other-than-temporary decline in value in our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claim based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2004 to provide for any probable losses that may arise from these matters. See also "Legal Proceedings " included in Part I, Item 3 of this report and "Risk Factors" below.

Variable Interest Entities

Under FIN 46-R, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46-R requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

Evaluating whether related entities are VIEs and determining if we qualify as the primary beneficiary of these VIEs, is highly complex and involves the use of estimates and assumptions. To determine our interest in the expected losses or residual returns of each VIE, we performed an expected cash flow analysis using certain discount rate and volatility assumptions based on available historical information and management's estimates. Based on our analysis, we did not consolidate any VIEs in our financial statements as of September 30, 2004. While we believe that our testing and approach were appropriate, future changes in estimates and assumptions may affect our decision and lead to the consolidation of one or more VIEs in our financial statements.

Impact of Inflation

Our Consolidated Financial Statements and related Notes are presented in historical dollars without considering the effect of inflation. Since a significant portion of our assets are liquid in nature, the potential effect of inflation is mitigated. In addition, the majority of our revenues and related expenses are denominated in U.S. dollars, a currency that has not been significantly affected by the impact of changes in prices in recent years. To the extent that a potential rise in inflation may affect the securities and the consumer lending markets, it may adversely affect our financial position and results of operation in the future.

Banking/Finance Group Interest Income and Margin Analysis

The following table presents the banking/finance operating segment's net interest income and margin for the fiscal years ended September 30, 2004, 2003 and 2002:

	2004			2003			2002		
(in millions)	Average Balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Federal funds sold and securities purchased under agreements to resell	$32.1	$0.3	0.93%	$59.8	$0.9	1.51%	$91.5	$1.4	1.53%
Investment securities, available-for-sale	321.4	11.0	3.42%	421.3	18.2	4.32%	368.7	18.4	4.99%
Loans to banking clients[1]	451.3	27.7	6.14%	460.3	30.4	6.60%	490.7	33.5	6.83%
Total earning assets	$804.8	$39.0	4.85%	$941.4	$49.5	5.26%	$950.9	$53.3	5.61%
Interest-bearing deposits	$597.5	$4.3	0.72%	$692.8	$6.4	0.92%	$814.2	$9.8	1.20%
Inter-segment debt	88.2	1.4	1.59%	121.5	2.5	2.06%	150.6	5.4	3.59%
Federal funds purchased and securities sold under agreements to repurchase	15.6	0.2	1.28%	20.8	0.3	1.44%	19.2	0.4	2.08%
Total interest-bearing liabilities	$701.3	$5.9	0.84%	$835.1	$9.2	1.10%	$984.0	$15.6	1.59%
Net interest income and margin		$33.1	4.11%		$40.3	4.28%		$37.7	3.96%

[1] Non-accrual loans are included in the average loans receivable balance.

Quarterly Information (Unaudited)

(in thousands except per share data)

Quarter	First	Second	Third	Fourth
2004				
Operating revenues	$809,666	$878,995	$867,815	$881,732
Operating income	$222,860	$225,210	$240,986	$241,769
Net income	$172,296	$172,791	$173,896	$187,681
Earnings per share				
Basic	$0.70	$0.69	$0.70	$0.75
Diluted	$0.69	$0.68	$0.69	$0.74
Dividend per share	$0.085	$0.085	$0.085	$0.085
Common stock price per share				
High	$52.25	$62.10	$57.81	$56.47
Low	$43.39	$52.02	$48.10	$46.85
2003				
Operating revenues	$606,836	$614,711	$685,949	$724,628
Operating income	$139,455	$139,706	$169,375	$199,540
Net income	$109,760	$109,603	$131,388	$152,079
Earnings per share				
Basic	$0.43	$0.43	$0.52	$0.61
Diluted	$0.43	$0.43	$0.52	$0.61
Dividend per share	$0.075	$0.075	$0.075	$0.075
Common stock price per share				
High	$37.85	$37.01	$40.85	$46.95
Low	$27.90	$29.99	$32.84	$38.66
2002				
Operating revenues	$619,211	$627,010	$667,150	$609,488
Operating income	$142,865	$148,019	$153,852	$140,766
Net income	$118,519	$119,996	$125,690	$68,518
Earnings per share				
Basic	$0.45	$0.46	$0.48	$0.26
Diluted	$0.45	$0.46	$0.48	$0.26
Dividend per share	$0.070	$0.070	$0.070	$0.070
Common stock price per share				
High	$37.85	$44.15	$44.48	$43.15
Low	$30.85	$34.52	$39.45	$29.52

Risk Factors

We face strong competition from numerous and sometimes larger companies. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities broker/dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth. We derive nearly all of our fund sales through broker/dealers and other similar investment advisers. Increasing competition for these distribution channels and recent regulatory initiatives, have caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisers who distribute our products were to cease their operations, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisers would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We have become subject to an increased risk of volatility of the assets we manage caused by changes in the financial and equity markets. We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets due to the continuing threat of terrorism. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management, which impact revenues, are subject to significant fluctuations. Global economic conditions, changes in the equity market place, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, since we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation, including economic and credit market downturns.

We face risks associated with conducting operations in numerous foreign countries. We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets.

Our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations. Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for certain Class C shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

Certain of the portfolios we manage, including our emerging market portfolios, and related revenues are vulnerable to market-specific political or economic risks. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans. We compete with many types of institutions for consumer loans, which can provide loans at significantly below-market interest rates in connection with automobile sales or in some cases zero interest rates. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

We are subject to Federal Reserve Board regulation. Upon completion of our acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board (the "FRB"). We are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956 and the Gramm-Leach-Bliley Act. The FRB may impose additional limitations or restrictions on our activities, including if the FRB believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition.

Technology and operating risk and limitations could constrain our operations. We are highly dependent on the integrity of our technology, operating systems and premises. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, which could negatively impact our operations.

Governmental investigations, settlements of such investigations, ongoing and proposed governmental actions, and regulatory examinations of the Company and its business activities as well as civil litigation arising out of or related to such matters could adversely impact our assets under management, increase costs and negatively impact the profitability of the company and future financial results. As part of various investigations by the Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, Inc. ("NASD"), relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities dealers who sell fund shares, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

Franklin Templeton Investments Corp. ("FTIC"), a Company subsidiary and the investment manager of Franklin Templeton's Canadian mutual Funds, has been cooperating with and responding to requests for information from the Ontario Securities Commission (the "OSC") relating to the OSC's review of frequent trading practices within the Canadian mutual fund industry. On December 10, 2004, FTIC received a letter indicating that the staff of the OSC is contemplating enforcement proceedings against FTIC before the OSC. In its letter, the OSC staff expressed the view that, over the period of February 1999 to February 2003, there were certain accounts that engaged in a frequent trading market timing strategy in certain funds being managed by FTIC. The letter also gave FTIC the opportunity to respond to the issues raised in the letter and to provide the OSC staff with additional information relevant to these matters. The Company expects to enter into discussions with the OSC staff in an effort to resolve the issues raised in the OSC's review. The Company cannot predict the likelihood of whether those discussions will result in a settlement, or the terms of any such settlement.

On December 9, 2004, the staff of the NASD informed the Company that it has made a preliminary determination to recommend a disciplinary proceeding against Franklin/Templeton Distributors, Inc. ("FTDI"), alleging that FTDI violated certain NASD rules by the use of directed brokerage commissions to pay for sales and marketing support. FTDI has also received a separate letter from the NASD staff advising FTDI of the NASD staff's preliminary determination to recommend a disciplinary proceeding against FTDI alleging violation of certain NASD rules relating to FTDI's Top Producers program. The Company believes that any such charges are unwarranted.

On August 2, 2004, Franklin Resources, Inc. announced that its subsidiary, Franklin Advisers, Inc. ("Franklin Advisers") reached an agreement with the SEC that resolved the issues resulting from the previously disclosed SEC investigation into market timing activity. In connection with that agreement, the SEC issued an "Order instituting administrative and cease-and-desist proceedings pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and sections 9(b) and 9(f) of the Investment Company Act of 1940, making findings and imposing remedial sanctions and a cease and desist order" (the "Order"). The SEC's Order concerned the activities of a limited number of third parties that ended in 2000 and those that were the subject of the first Massachusetts administrative complaint described below.

Under the terms of the SEC's Order, pursuant to which Franklin Advisers neither admitted nor denied any of the findings contained therein, Franklin Advisers agreed to pay $50 million to be distributed to shareholders of certain of the Franklin Templeton mutual funds ("Funds"), of which $20 million was a civil penalty. The settlement was provided for as part of a charge of $60 million ($45.6 million, net of taxes) recorded in the fiscal quarter ended March 31, 2004. This charge represented the Company's estimate of the anticipated settlement and related legal and distribution costs.

The Order required Franklin Advisers to, among other things:

- Enhance and periodically review compliance policies and procedures, and establish a corporate ombudsman;
- Establish a new internal position whose responsibilities shall include compliance matters related to conflicts of interests; and
- Retain an Independent Distribution Consultant to develop a plan to distribute the $50 million settlement to Fund shareholders.

The Order further provided that in any related investor actions, Franklin Advisers would not benefit from any offset or reduction of any investor's claim by the amount of any distribution from the above-described $50 million to such investor that is proportionately attributable to the civil penalty paid by Franklin Advisers.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-disclosed administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing that was also a subject of the August 2, 2004 settlement that Franklin Advisers reached with the SEC, as described above.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

On November 17, 2004, Franklin Resources, Inc. announced that FTDI reached an agreement with the CAGO, resolving the issues resulting from the CAGO's investigation concerning sales and marketing support payments. The Company believes that the settlement of the CAGO matter is in the best interest of the Company and its Fund shareholders. Under the terms of the settlement, FTDI neither admitted nor denied the allegations in the CAGO's complaint and agreed to pay $2 million as a civil penalty, $14 million to Franklin Templeton funds and $2 million to the CAGO for its investigative costs.

As a result of the CAGO settlement, the results for the quarter and fiscal year ended September 30, 2004 announced on October 28, 2004 were adjusted to include an additional charge to income of $18.5 million ($12.2 million, net of tax). This adjustment was made in accordance with generally accepted accounting principles in the United States, which require the Company to update estimates when additional information becomes available after the end of the reporting period but prior to the issuance of the financial statements with respect to loss contingencies that existed as of the date of the financial statements.

On December 13, 2004, Franklin Resources, Inc. announced that its subsidiaries FTDI and Franklin Advisers reached an agreement with the SEC, resolving the issues resulting from the SEC's investigation concerning marketing support payments to securities dealers who sell Fund shares. In connection with that agreement, the SEC issued an "Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions Pursuant to Section 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 (the "Order").

The Company believes that the settlement of this matter is in the best interest of the Company and its Fund shareholders. Under the terms of the Order, in which FTDI and Franklin Advisers neither admitted nor denied the findings contained therein, they agreed to pay the Funds a penalty of $20 million and $1 in disgorgement. FTDI and Franklin Advisers also agreed to implement certain measures and undertakings relating to marketing support payments to broker-dealers for the promotion or sale of Fund shares, including making additional disclosures in the Funds' Prospectuses and Statements of Additional Information. The Order further requires the appointment of an independent distribution consultant, at the Company's expense, who shall develop a plan for the distribution of the penalty and disgorgement to the Funds. A charge of $21.5 million ($17.3 million, net of taxes) was recorded by the Company in its fiscal quarter ended June 30, 2004 related to this matter.

Internal Inquiries. The Company also conducted its own internal fact-finding inquiry with the assistance of outside counsel to determine whether any Fund shareholders, including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company's internal inquiry regarding market timing and late trading is complete. We did not find any late trading, though we identified various instances of frequent trading. One officer of a subsidiary of Franklin Resources, Inc. was placed on administrative leave and subsequently resigned from his position with the Company in December 2003.

We found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc. As previously disclosed, the Company identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals included one trader and one officer of the Funds. Pending our further inquiry, these two individuals were placed on administrative leave and the officer resigned from his positions with the Funds. The independent directors of the Funds and the Company also retained independent outside counsel to review these matters and to report their findings and recommendations. Based on independent counsel's findings and recommendations, the Company reinstated the trader. The independent counsel concluded that some instances of the former Fund officer's trading violated Company policy, and the Company was prepared to institute appropriate disciplinary action. Subsequently, the former Fund officer resigned from his employment with the Company. The Company does not believe there were any losses to the Funds as a result of this trading.

Class Action and Other Lawsuits. The Company has been named in shareholder class and other actions related to some of the matters described above. See "Legal Proceedings" included in Part I, Item 3 of this report. Management believes that the claims made in the lawsuits are without merit and intends to vigorously defend against them. It is possible that the Company may be named in additional similar civil actions related to some of the matters described above.

Regulatory or legislative actions and reforms, particularly those specifically focused on the mutual fund industry, could adversely impact our assets under management, increase costs and negatively impact the profitability of the company and future financial results. Pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, our financial position is subject to market risk: the potential loss due to changes in the value of investments including those resulting from adverse changes in interest rates, foreign exchange and/or equity prices. Management is responsible for managing this risk. Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

Our banking/finance operating segment is exposed to interest rate fluctuations on its loans receivable, debt securities held, and deposit liabilities. In our banking/finance operating segment, we monitor the net interest rate margin and the average maturity of interest earning assets, as well as funding sources. In addition, as of September 30, 2004, we have considered the potential impact of the effect on the banking/finance operating segment balances, individually and collectively, of a 100 basis point (1%) movement in market interest rates. Based on our analysis, we do not expect that this change would have a material impact on our operating revenues or results of operations in either scenario.

Our investment management operating segment is exposed to changes in interest rates through its investment in debt securities and its outstanding debt. We minimize the impact of interest rate fluctuations related to our investments in debt securities by managing the maturities of these securities, and through diversification. Our exposure to interest rate changes related to our debt issuances is not material since a significant percentage of our outstanding debt is at fixed interest rates.

We are subject to foreign exchange risk through our foreign operations. We operate primarily in the United States, but also provide services and earn revenues in Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. Our exposure to foreign exchange risk is minimized since a significant portion of these revenues and associated expenses are denominated in U.S. dollars. This situation may change in the future as our business continues to grow outside the United States.

We are exposed to equity price fluctuations through securities we hold that are carried at fair value and through investments held by majority-owned sponsored investment products that we consolidate. To mitigate this risk, we maintain a diversified investment portfolio. Our exposure to equity price fluctuations is also minimized as we sponsor a broad range of investment products in various global jurisdictions.

Item 8. Financial Statements and Supplementary Data.

Index of Consolidated Financial Statements for the years ended September 30, 2004, 2003, and 2002.

CONTENTS **Page**

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed as the information is not applicable.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

For the Years Ended September 30,	2004	2003	2002
Operating Revenues			
Investment management fees	$1,970,628	$1,487,331	$1,462,655
Underwriting and distribution fees	1,150,922	852,350	797,023
Shareholder servicing fees	244,063	217,225	191,302
Consolidated sponsored investment products income, net	3,519	93	—
Other, net	69,076	75,125	71,878
Total operating revenues	3,438,208	2,632,124	2,522,858
Operating Expenses			
Underwriting and distribution	1,035,111	768,519	720,560
Compensation and benefits	769,438	649,882	645,104
Information systems, technology and occupancy	273,540	285,329	294,161
Advertising and promotion	112,017	92,399	106,877
Amortization of deferred sales commissions	98,893	73,501	67,608
Amortization of intangible assets	17,604	16,961	17,107
Provision for governmental investigations, proceedings and actions	105,000	—	—
September 11, 2001 recovery, net	(30,277)	(4,401)	—
Other	126,057	101,858	85,939
Total operating expenses	2,507,383	1,984,048	1,937,356
Operating income	930,825	648,076	585,502
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	3,393	1,645	—
Investment and other income	90,306	70,392	5,075
Interest expense	(30,658)	(19,910)	(12,302)
Other income (expenses), net	63,041	52,127	(7,227)
Income before taxes on income and cumulative effect of an accounting change	993,866	700,203	578,275
Taxes on income	291,981	197,373	145,552
Income before cumulative effect of an accounting change, net of tax	701,885	502,830	432,723
Cumulative effect of an accounting change, net of tax	4,779	—	—
Net Income	**$706,664**	**$502,830**	**$432,723**

[Table continued on next page]

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

[Table continued from previous page]

(in thousands, except per share data)

For the Years Ended September 30,	2004	2003	2002
Basic Earnings Per Share			
Income before cumulative effect of an accounting change	$2.82	$1.98	$1.66
Cumulative effect of an accounting change	0.02	—	—
Net Income	$2.84	$1.98	$1.66
Diluted Earnings Per Share			
Income before cumulative effect of an accounting change	$2.78	$1.97	$1.65
Cumulative effect of an accounting change	0.02	—	—
Net Income	$2.80	$1.97	$1.65
Dividends Per Share	$0.34	$0.30	$0.28

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

As of the Years Ended September 30,	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$2,814,184	$1,017,023
Receivables	406,247	338,292
Investment securities, trading	257,329	41,379
Investment securities, available-for-sale	432,665	1,480,554
Deferred taxes and other	133,787	91,579
Total current assets	4,044,212	2,968,827
Banking/Finance Assets		
Cash and cash equivalents	103,004	36,672
Loans held for sale	82,481	3,006
Loans receivable, net	334,676	467,666
Investment securities, available-for-sale	265,870	358,387
Other	39,813	52,694
Total banking/finance assets	825,844	918,425
Non-Current Assets		
Investments, other	388,819	280,356
Deferred sales commissions	299,069	215,816
Property and equipment, net	470,578	356,772
Goodwill	1,381,757	1,335,517
Other intangible assets, net	671,500	684,281
Receivable from banking/finance group	37,784	102,864
Other	108,572	107,891
Total non-current assets	3,358,079	3,083,497
Total Assets	**$8,228,135**	**$6,970,749**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

As of the Years Ended September 30,	2004	2003
Liabilities and Stockholders' Equity		
Current Liabilities		
Compensation and benefits	$284,483	$225,446
Commercial paper and current maturities of long-term debt	170,000	287
Accounts payable and accrued expenses	249,789	112,630
Commissions	128,341	95,560
Income taxes	76,862	43,500
Other	11,640	11,103
Total current liabilities	921,115	488,526
Banking/Finance Liabilities		
Deposits	555,746	633,983
Payable to parent	37,784	102,864
Other	65,187	65,133
Total banking/finance liabilities	658,717	801,980
Non-Current Liabilities		
Long-term debt	1,196,409	1,108,881
Deferred taxes	236,126	203,498
Other	32,895	32,412
Total non-current liabilities	1,465,430	1,344,791
Total liabilities	3,045,262	2,635,297
Minority Interest	76,089	25,344
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 500,000,000 shares authorized; 249,680,498 and 245,931,522 shares issued and outstanding, for 2004 and 2003	24,968	24,593
Capital in excess of par value	255,137	108,024
Retained earnings	4,751,504	4,129,644
Accumulated other comprehensive income	75,175	47,847
Total stockholders' equity	5,106,784	4,310,108
Total Liabilities and Stockholders' Equity	**$8,228,135**	**$6,970,749**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

As of and for the Years Ended September 30, 2004, 2003, and 2002	Shares Common Stock	Common Stock	Capital in Excess of Par Value
Balance, October 1, 2001	**260,798**	**$26,080**	**$657,878**
Net income			
Other comprehensive income			
Net unrealized loss on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(3,929)	(393)	(124,538)
Cash dividends on common stock			
Issuance of restricted shares, net	842	84	27,469
Employee stock plan (ESIP) shares	436	44	14,323
Proceeds from issuance of put options			6,954
Exercise of options and other	408	41	16,110
Balance, September 30, 2002	**258,555**	**25,856**	**598,196**
Net income			
Other comprehensive income			
Net unrealized gains on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(15,275)	(1,528)	(574,153)
Cash dividends on common stock			
Issuance of restricted shares, net	913	91	28,282
Employee stock plan (ESIP) shares	524	52	16,785
Net put option premiums and settlements			1,335
Reclassification of put options to liability			(7,289)
Exercise of options and other	1,215	122	44,868
Balance, September 30, 2003	**245,932**	**24,593**	**108,024**
Net income			
Other comprehensive income			
Net unrealized gains on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(1,347)	(134)	(67,458)
Cash dividends on common stock			
Issuance of restricted shares, net	1,004	100	45,725
Employee stock plan (ESIP) shares	594	59	21,710
Tax benefit from employee stock plans			18,567
Exercise of options	3,497	350	128,569
Balance, September 30, 2004	**249,680**	**$24,968**	**$255,137**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in thousands)

As of and for the Years Ended September 30, 2004, 2003, and 2002	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
Balance, October 1, 2001	**$3,342,979**	**$(49,041)**	**$3,977,896**	
Net income	432,723		432,723	$432,723
Other comprehensive income				
Net unrealized loss on investments		(4,084)	(4,084)	(4,084)
Currency translation adjustments		(837)	(837)	(837)
Minimum pension liability adjustment		(5,780)	(5,780)	(5,780)
Total comprehensive income				$422,022
Purchase of stock			(124,931)	
Cash dividends on common stock	(73,066)		(73,066)	
Issuance of restricted shares, net			27,553	
Employee stock plan (ESIP) shares			14,367	
Proceeds from issuance of put options			6,954	
Exercise of options and other			16,151	
Balance, September 30, 2002	**3,702,636**	**(59,742)**	**4,266,946**	
Net income	502,830		502,830	$502,830
Other comprehensive income				
Net unrealized gain on investments		72,222	72,222	72,222
Currency translation adjustments		30,727	30,727	30,727
Minimum pension liability adjustment		4,640	4,640	4,640
Total comprehensive income				$610,419
Purchase of stock			(575,681)	
Cash dividends on common stock	(75,822)		(75,822)	
Issuance of restricted shares, net			28,373	
Employee stock plan (ESIP) shares			16,837	
Net put option premiums and settlements			1,335	
Reclassification of put options to liability			(7,289)	
Exercise of options and other			44,990	
Balance, September 30, 2003	**4,129,644**	**47,847**	**4,310,108**	
Net income	706,664		706,664	$706,664
Other comprehensive income				
Net unrealized gains on investments		9,292	9,292	9,292
Currency translation adjustments		16,895	16,895	16,895
Minimum pension liability adjustment		1,141	1,141	1,141
Total comprehensive income				$733,992
Purchase of stock			(67,592)	
Cash dividends on common stock	(84,804)		(84,804)	
Issuance of restricted shares, net			45,825	
Employee stock plan (ESIP) shares			21,769	
Tax benefit from employee stock plans			18,567	
Exercise of options			128,919	
Balance, September 30, 2004	**$4,751,504**	**$75,175**	**$5,106,784**	

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Net income	**$706,664**	**$502,830**	**$432,723**
Adjustments to reconcile net income to net cash provided by operating activities			
(Increase) decrease in receivables, prepaid expenses and other	(69,836)	(49,205)	66,266
Net advances of deferred sales commissions	(182,146)	(158,942)	(102,092)
Increase (decrease) in other current liabilities	59,969	50,643	(4,705)
Provision for governmental investigations, proceedings and actions	92,814	—	—
Increase (decrease) in deferred income taxes and taxes payable	49,150	(20,894)	72,025
Increase (decrease) in commissions payable	32,781	14,526	(2,485)
Increase in accrued compensation and benefits	110,555	30,367	26,655
Originations of loans held for sale	(79,478)	—	—
Net proceeds from securitization of loans held for sale	294,996	—	—
Net change in trading securities	(215,950)	(4,677)	—
Equity in net income of affiliated companies	(20,605)	(6,934)	(1,567)
Depreciation and amortization	183,437	177,420	183,121
(Gains) losses on asset disposal, net and other	(18,993)	1,280	5,224
Other-than-temporary decline in investments value	—	—	60,068
Net cash provided by operating activities	**943,358**	**536,414**	**735,233**
Purchase of investments	(2,346,070)	(2,332,937)	(1,501,253)
Liquidation of investments	3,407,267	1,977,077	1,284,557
Purchase of banking/finance investments	(2,882)	(275,407)	(273,099)
Liquidation of banking/finance investments	97,542	439,264	209,678
Net proceeds from securitization of loans receivable	179,965	442,961	558,082
Net origination of loans receivable	(337,114)	(471,234)	(426,386)
Additions of property and equipment	(25,933)	(52,653)	(53,062)
Proceeds from sale of property and equipment	4,677	2,494	9,569
Acquisitions of subsidiaries, net of cash acquired	(68,255)	—	(51,779)
Insurance proceeds related to September 11, 2001 event	32,487	10,643	28,562
Net cash provided by (used in) investing activities	**941,684**	**(259,792)**	**(215,131)**
(Decrease) increase in bank deposits	(78,236)	(99,588)	9,963
Exercise of common stock options	128,919	45,435	17,047
Net put option premiums and settlements	—	1,335	6,059
Dividends paid on common stock	(82,006)	(75,441)	(71,778)
Purchase of stock	(67,593)	(575,681)	(124,931)
Increase in debt	277,281	523,627	103,794
Payments on debt	(199,914)	(23,218)	(75,859)
Net cash used in financing activities	**(21,549)**	**(203,531)**	**(135,705)**
Increase (decrease) in cash and cash equivalents	1,863,493	73,091	384,397
Cash and cash equivalents, beginning of year	1,053,695	980,604	596,207
Cash and cash equivalents, end of year	**$2,917,188**	**$1,053,695**	**$980,604**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Table continued from previous page]

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest, including banking/finance group interest except inter-segment interest	$35,347	$19,260	$16,746
Income taxes	238,730	142,799	125,083
Supplemental disclosure of non-cash information			
Value of common stock issued, primarily restricted stock	$53,883	$28,465	$28,009
Total assets related to the consolidation of certain sponsored investment products and a lessor trust, net of deconsolidated assets	168,486	45,492	—
Total liabilities related to the consolidation of certain sponsored investment products and a lessor trust, net of deconsolidated liabilities	141,886	1,556	—
Fair value of subsidiary assets acquired	37,690	—	—
Fair value of subsidiary liabilities assumed	6,345	—	—

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

We derive the majority of our revenues and net income from providing investment management, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas funds, institutional, high net-worth and other investment products, collectively called our sponsored investment products. Services to our sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of our revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's Board of Directors/Trustees and/or its shareholders. Currently, no single sponsored investment product's revenues represent more than 10% of total revenues.

Basis of Presentation. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate certain amounts. Actual amounts may differ from these estimates. Certain comparative amounts for prior years have been reclassified to conform to the fiscal 2004 financial statement presentation.

The consolidated financial statements include the accounts of Franklin Resources, Inc. and its subsidiaries ("Franklin Templeton Investments"). All material inter-company accounts and transactions have been eliminated except that we have not eliminated the receivable from banking/finance group and payable to parent from our Consolidated Balance Sheets which represent balances outstanding related to the funding of banking activities, including auto and credit card loan financing. In addition, the related inter-company interest expense is included in other, net revenue and the inter-company interest income is included in investment and other income in our Consolidated Statements of Income (see Note 20). This treatment provides additional information on funding sources available to the banking/finance group and on its operations.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments, including money market funds, which are readily convertible into cash.

Investment Securities, Trading are carried at fair value based on the last reported net asset value with changes in fair value recognized in our consolidated net income. Trading securities include investments held by majority-owned sponsored investment products that are consolidated in our financial statements.

Investment Securities, Available-for-Sale are carried at fair value. Fair values for investments in our sponsored investment products are based on the last reported net asset value. Fair values for other investments are based on the last reported price on the exchange on which they are traded. Realized gains and losses are included in investment income currently based on specific identification. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

When the cost of an investment exceeds its fair value, we review the investment for an other-than-temporary decline in value. In making the determination of whether the decline is other-than-temporary, we use a systematic methodology that includes consideration of the duration and extent to which the fair value is less than cost, the financial condition of the investee, including industry and sector performance, and our intent and ability to hold the investment. When a decline in fair value of an available-for-sale security is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income.

Derivatives. Generally, we do not hold or issue derivative financial instruments for trading purposes. Periodically, we enter into interest-rate swap agreements to reduce variable interest-rate exposure with respect to our commercial paper, designated as cash flow hedges, and to hedge exposures or modify the interest rate characteristics of fixed-rate borrowings with maturities in excess of one year, designated as fair value hedges. As of September 30, 2004, we held interest rate swaps with a total notional amount of $51.7 million and these were reported at their fair value of $1.4 million.

We periodically enter into spot and forward currency contracts as principal to facilitate client transactions and, on limited occasions, hold currency options for our own account. It is our policy that substantially all forward contracts be covered no later than the close of business each day. Gains or losses on these contracts are reflected in the Consolidated Statements of Income. The gross fair market value of all contracts outstanding that had a positive fair market value represents a credit exposure to the extent that counterparties fail to settle their contractual obligations. This risk is mitigated by the use of master netting agreements, careful evaluation of counterparty credit standings, diversification and limits. Credit exposure was not significant at September 30, 2004.

From time to time, we sell put options giving the purchaser the right to sell shares of our common stock to us at a specified price upon exercise of the options on the designated expiration dates if certain conditions are met. The likelihood that we will have to purchase our stock and the purchase price is contingent on the market value of our stock when the put option contract becomes exercisable. These put options are carried at fair value with changes in fair value recognized in our consolidated net income. At September 30, 2004, there were no put options outstanding.

Loans Receivable. Our banking/finance group offers retail-banking and consumer lending services. We accrue interest on loans using the simple interest method. The majority of retail-banking loans are at variable rates, which are adjusted periodically. Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Allowance for Loan Losses. An allowance for probable loan losses on our consumer loan portfolio is maintained at a level sufficient to absorb probable losses inherent in the loan portfolio. Probable losses are estimated for the consumer loan portfolio based on contractual delinquency status and historical loss experience. The allowance on our consumer portfolio is based on aggregated portfolio segment evaluations, generally by loan type, and reflects our judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for probable loan losses when it is deemed to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for probable loan losses. Beginning in fiscal 2004, the allowance for probable loan losses on our auto loan portfolio no longer includes a portion of acquisition discounts from our purchase of automobile installment loan contracts, commonly referred to as dealer holdbacks.

We have not recorded an allowance for probable loan losses on our retail-banking loans and advances as these loans are generally payable on demand and are fully secured by assets under our custody. Advances on customers' accounts are generally secured or subject to rights of offset and, consistent with past experience, no loan losses are anticipated.

Past due loans 90 days or more in both our consumer lending and retail-banking portfolios are reviewed individually to determine whether they are collectible. If warranted, after considering collateral level and other factors, loans 90 days past due are placed on non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Investments, Other include investments that we intend to hold for a period in excess of one year at the time of purchase.

Investments are accounted for using the equity method of accounting if we are able to exercise significant influence, but not control, over the investee. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Lower thresholds are used for our investments in limited partnerships and limited liability companies in determining whether we are able to exercise significant influence.

Entities in which we hold in excess of 50% ownership interest are consolidated in our financial statements. We are also required to consolidate variable interest entities in relation to which we are the primary beneficiary as defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003) (see Note 2).

Generally, long-term investments, such as debt instruments, are carried at fair value in accordance with our treatment of investment securities, available-for-sale if we are unable to exercise significant influence over the investee. These include collateralized debt obligations ("CDOs"), which are valued based on cash flow projections. Investments are accounted for under the cost method if we are not able to exercise significant influence over the investee and are not exchange-traded.

Investments, other are adjusted for other-than-temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income. When a decline in fair value of an investment carried at cost is determined to be other-than-temporary, the investment is written down to fair value and the loss in indicated value is included in earnings.

Deferred Sales Commissions. Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding eight years - the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges.

Property and Equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Software Developed for Internal Use. Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in property and equipment, net on our Consolidated Balance Sheets and are amortized beginning when the software project is complete and the application is put into production, over the estimated useful life of the software.

Goodwill and Other Intangible Assets. Intangible assets consist primarily of the estimated value of mutual fund management contracts and customer base resulting from our acquisition of the assets and liabilities of the following companies:

- Templeton, Galbraith & Hansberger Ltd. in October 1992
- Heine Securities Corporation in November 1996
- Bissett and Associates Investment Management Ltd. ("Bissett") in October 2000
- Fiduciary Trust Company International ("Fiduciary Trust") in April 2001
- Pioneer ITI AMC Limited ("Pioneer") in July 2002
- Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby") in October 2003

We amortize intangible assets over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage mutual fund assets, for which there is no foreseeable limit on the contract period.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), indefinite-lived intangible assets and goodwill are not amortized, but are reviewed when there is an indication of impairment, or at least annually, to determine whether the value of the assets is impaired.

When the carrying amount of indefinite-lived intangible assets exceeds the implied fair value, an indication of impairment exists. Fair value is determined based on anticipated discounted cash flows. Similarly, goodwill impairment is indicated when the carrying amount of a reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. When impairment of goodwill or indefinite-lived intangible assets is indicated in the above tests, impairment is determined by calculating the difference between the carrying value of the asset reflected on the financial statements and its current fair value, generally based on undiscounted cash flows. Any excess of carrying value over the fair value would be recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets. See Note 9 for additional information regarding goodwill and other intangible assets.

Our goodwill and other intangible assets have been assigned to our investment management operating segment.

Demand and Interest-Bearing Deposits. The fair value of demand deposits are, by definition, equal to their carrying amounts. Interest-bearing deposits are variable rate and short-term and, therefore, the carrying amounts approximate their fair values.

Revenues. We recognize investment management fees, shareholder servicing fees, investment income and distribution fees as earned, over the period in which services are rendered. Performance-based investment management fees are recognized when earned. Investment management fees are determined based on a percentage of assets under management. Generally, shareholder servicing fees are calculated based on the number of accounts serviced. We record underwriting commissions related to the sale of shares of our sponsored investment products on the trade date.

Advertising and Promotion. We expense costs of advertising and promotion as incurred.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in income currently.

Dividends. For the years ended September 30, 2004, 2003, and 2002, we declared dividends to common stockholders of $0.34, $0.30 and $0.28 per share.

Stock-Based Compensation. As permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock-based plans. Accordingly, no compensation costs are recognized with respect to stock options granted when the exercise price is equal to the market value of the stock, or with respect to shares issued under the Employee Stock Investment Plan ("ESIP"). We recognize compensation expense for the matching contribution that we may elect to make in connection with the ESIP over the 18-month holding period and for the full cost of restricted stock grants as earned, in the year that the related services are rendered.

If we had determined compensation costs for our stock option plans and our ESIP (see descriptions in Notes 15 and 16) based upon fair values at the grant dates in accordance with the provisions of SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For pro forma purposes, the estimated fair value of options was calculated using the Black-Scholes option-pricing model and is amortized over the options' vesting periods.

(in thousands except per share amounts)

For the Years Ended September 30,	2004	2003	2002
Net income, as reported	$706,664	$502,830	$432,723
Less: additional stock-based compensation expense determined under the fair value method, net of tax	47,243	65,294	59,339
Pro forma net income	**$659,421**	**$437,536**	**$373,384**
Basic earnings per share			
As reported	$2.84	$1.98	$1.66
Pro forma	2.65	1.72	1.43
Diluted earnings per share			
As reported	$2.80	$1.97	$1.65
Pro forma	2.62	1.72	1.42

The weighted-average estimated fair value of options granted on the date of grant using Black-Scholes option-pricing model was as follows:

For the Years Ended September 30,	2004	2003	2002
Weighted-average fair value of options granted	$25.62	$14.67	$16.14
Assumptions made:			
Dividend yield	0.6%	0.8%	0.5%
Expected volatility	47.0%	40.0%	42.4%
Risk-free interest rate	3.8%	3.4%	4.4%
Expected life	7.5 years	7.4 years	5.7 years

Accumulated Other Comprehensive Income is reported in our consolidated statements of stockholders' equity and includes net income, minimum pension liability adjustment, unrealized gains (losses) on investment securities available-for-sale, net of income taxes, and currency translation adjustments.

The changes in net unrealized gains (losses) on investment securities include reclassification adjustments relating to the net realized gains on the sale of investment securities of $24.0 million, $9.3 million and $5.7 million during fiscal 2004, 2003, and 2002. The tax effect of the change in unrealized gains (losses) on investment securities was $1.8 million, $1.5 million and $4.5 million during fiscal 2004, 2003, and 2002.

Earnings per share. We computed earnings per share for the years ended September 30, 2004, 2003 and 2002 as follows:

(in thousands except per share amounts)	2004	2003	2002
Net income	$706,664	$502,830	$432,723
Weighted-average shares outstanding – basic	249,166	253,714	261,239
Incremental shares from assumed conversions	2,986	967	815
Weighted-average shares outstanding – diluted	**252,152**	**254,681**	**262,054**
Basic earnings per share			
Income before cumulative effect of an accounting change	$2.82	$1.98	$1.66
Cumulative effect of an accounting change	0.02	—	—
Net income	**$2.84**	**$1.98**	**$1.66**
Diluted earnings per share			
Income before cumulative effect of an accounting change	$2.78	$1.97	$1.65
Cumulative effect of an accounting change	0.02	—	—
Net income	**$2.80**	**$1.97**	**$1.65**

Note 2 – New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under FIN 46, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

In December 2003, the FASB published FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)" ("FIN 46-R"), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46. Generally, application of FIN 46-R is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of VIEs, for periods ending after March 15, 2004. We early adopted FIN 46-R as of December 31, 2003, and, as a result, we recognized a cumulative effect of an accounting change, net of tax, of $4.8 million as of this date to reflect the accumulated retained earnings of VIEs in which we became an interest holder prior to February 1, 2003 (see Note 13).

In December 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension plans and other post-retirement benefits plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS 132 is effective for financial statements relating to fiscal years ending after December 15, 2003 (see Note 17).

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. The adoption of EITF 03-1 did not have a significant impact on our overall results of operations or financial position.

The EITF has proposed EITF No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which will require the inclusion of the potential conversion of our zero coupon convertible senior notes (see Note 11) into common stock when calculating diluted earnings per share even if the conditions that must be satisfied to allow conversion have not been met. EITF 04-8 has not been ratified as of the date of this filing; however, it is expected to be effective for reporting periods ending after December 15, 2004. Based on our fiscal 2004 result, we estimated a negative impact on diluted earnings per share of approximately $0.05, if the current provisions of EITF 04-8 were approved.

Note 3 – Acquisitions

On October 1, 2003, we acquired the remaining 87.3% interest in Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby") that we did not own for an additional cash investment of approximately $75.9 million. The acquisition cost was allocated to tangible net assets acquired ($31.3 million), definite-lived management contracts ($3.4 million) and goodwill ($41.2 million). These definite-lived intangible assets are being amortized over the remaining contractual life of the sponsored investment products, ranging from one to eight years, as of the date of purchase. At September 30, 2003, Darby had approximately $0.9 billion in assets under management relating to private equity, mezzanine and emerging markets fixed-income products.

On July 26, 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the issued and outstanding shares of Pioneer, an Indian investment management company with approximately $0.8 billion in assets under management as of the purchase date. This all-cash transaction was valued at approximately $55.4 million. Our consolidated financial statements include the operating results of Pioneer from July 26, 2002. We recognized goodwill of $38.7 million and indefinite-lived management contracts of $13.1 million from this acquisition.

We have not presented pro forma combined results of operations for these acquisitions because the results of operations as reported in the accompanying Consolidated Statements of Income would not have been materially different.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2004 and 2003, consisted of the following:

(in thousands)	2004	2003
Cash and due from banks	$341,891	$260,530
Federal funds sold and securities purchased under agreements to resell	64,029	3,741
Money market funds, time deposits and other	2,511,268	789,424
Total	**$2,917,188**	**$1,053,695**

Federal Reserve Board regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by banking subsidiaries. The required reserve balance was $1.9 million at September 30, 2004 and $1.5 million at September 30, 2003.

Note 5 - Investment Securities and Other Investments

Investment securities at September 30, 2004 and 2003, consisted of the following:

	Amortized	Gross Unrealized		Fair
(in thousands)	Cost	*Gains*	*Losses*	Value
2004				
Current				
Investment securities, trading	$248,536	$11,076	$(2,283)	$257,329
Investment securities, available-for-sale				
Sponsored investment products	300,251	35,076	(14,403)	320,924
Securities of U.S. states and political subdivisions	16,379	456	(10)	16,825
Securities of U.S. Treasury, federal agencies and other	342,751	4,039	(426)	346,364
Equities	13,866	561	(5)	14,422
Total investment securities, available-for-sale	673,247	40,132	(14,844)	698,535
Total	**$921,783**	**$51,208**	**$(17,127)**	**$955,864**
Non-Current:				
Investments, other				
Investment in equity-method investees	$193,699	$—	$—	$193,699
Equities and other	166,692	29,892	(1,464)	195,120
Total	**$360,391**	**$29,892**	**$(1,464)**	**$388,819**

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Current				
Investment securities, trading	$39,903	$1,510	$(34)	$41,379
Investment securities, available-for-sale				
Sponsored investment products	412,414	20,392	(7,634)	425,172
Securities of U.S. states and political subdivisions	11,423	593	—	12,016
Securities of U.S. Treasury, federal agencies and other	1,375,087	6,940	(1,132)	1,380,895
Equities	20,953	561	(656)	20,858
Total investment securities, available-for-sale	1,819,877	28,486	(9,422)	1,838,941
Total	**$1,859,780**	**$29,996**	**$(9,456)**	**$1,880,320**
Non-Current				
Investments, other				
Investment in equity-method investees	$183,036	$—	$—	$183,036
Equities and other	70,885	26,861	(426)	97,320
Total	**$253,921**	**$26,861**	**$(426)**	**$280,356**

Investments, other included investments that we intend to hold for a period in excess of one year. Investments in equity method investees include investment partnerships where we have significant influence. Equities and other investments include debt, including CDOs, and other securities with a determinable fair value as well as investments carried at cost.

Gross unrealized losses on investment securities, available-for-sale and investments, other at September 30, 2004 were deemed to be temporary in nature. See Note 1 for a description of our investments valuation methodology.

As of September 30, 2004 and 2003, banking/finance operating segment investment securities with aggregate carrying values of $24.1 million and $28.4 million were pledged as collateral as required by federal and state regulators and the Federal Home Loan Bank.

At September 30, 2004, maturities of securities of the U.S. Treasury and federal agencies and the U.S. states and political subdivisions were as follows:

(in thousands)	Amortized Cost	Fair Value
Securities of U.S. Treasury and federal agencies		
Due in one year or less	$116,028	$116,011
Due after one year through five years	107,022	109,224
Due after five years through ten years	—	—
Due after ten years	119,701	121,129
Total	**$342,751**	**$346,364**
Securities of U.S. states and political subdivisions		
Due in one year or less	$8,768	$8,784
Due after one year through five years	5,175	5,466
Due after five years through ten years	997	1,077
Due after ten years	1,439	1,498
Total	**$16,379**	**$16,825**

Note 6 - Loans and Allowance for Loan Losses

A summary of banking/finance operating segment loans receivable by major category as of September 30, 2004 and 2003 is shown below. Included in installment loans to individuals are auto and credit card receivables. Other loans include secured loans made to Fiduciary Trust clients. No loan loss allowance is recognized on Fiduciary Trust's retail-banking loans and advances as described in Note 1.

(in thousands)	2004	2003
Commercial	$60,979	$60,541
Real estate (subject to collateral)	43,177	67,598
Installment loans to individuals	89,558	190,754
Other	144,659	160,329
Loans receivable	338,373	479,222
Less: allowance for loan losses	(3,697)	(8,550)
Loans receivable, net	**$334,676**	**$470,672**

At both September 30, 2004, and 2003 real estate (subject to collateral) loans included $3.0 million of loans held for sale. At September 30, 2004, installment loans to individuals included $79.5 million of auto loans held for sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate.

Maturities of loans at September 30, 2004 were as follows:

(in thousands)	One Year or Less	After 1 Through 5 Years	After 5 Years	Total
Commercial	$60,979	$—	$—	$60,979
Real estate (subject to collateral)	—	28	43,149	43,177
Installment loans to individuals	68,581	17,275	3,702	89,558
Other	136,035	4,536	4,088	144,659
Total	**$265,595**	**$21,839**	**$50,939**	**$338,373**

The following table summarizes contractual maturities of loans due after one year by repricing characteristic at September 30, 2004:

(in thousands)	Carrying Amount
Loans at predetermined interest rates	$18,245
Loans at floating or adjustable rates	54,533
Total	**$72,778**

Changes in the allowance for loan losses during 2004 and 2003 were as follows:

(in thousands)	2004	2003
Balance, beginning of year	$8,550	
Provision for loan losses	5,201	13,423
Charge-offs	(6,767)	(8,046)
Recoveries	2,040	
Total allowance for loan losses before other adjustments	9,024	16,804
Loans securitized	(6,166)	(12,020)
Dealer holdback and other	839	
Balance, end of year	**$3,697**	
Total net loan charge-offs as a percentage of average total loans	1.86%	1.23%
Allowance as a percentage of total loans	1.76%	1.78%

The following is a summary of delinquency information for fiscal 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Commercial loans, 90 days or more delinquent	$—	$13,063	$300
Installment loans, 90 days or more delinquent	3,100	897	750
Non-accrual loans	435	510	439

Note 7 - Securitization of Loans Receivable

From time to time, we enter into auto loan securitization transactions with qualified special purpose entities and record these transactions as sales. The following table shows details of auto loan securitization transactions for the years ended September 30, 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Gross sale proceeds	$488,519	$464,372	$565,154
Net carrying amount of loans sold	482,177	446,672	544,831
Pre-tax gain	**$6,342**	**$17,700**	**$20,323**

When we sell auto loans in a securitization transaction, we record an interest-only strip receivable. The interest-only strip receivable represents our contractual right to receive interest from the pool of securitized loans after the payment of required amounts to holders of the securities and certain other costs associated with the securitization. Gross sales proceeds include the fair value of the interest-only strips.

We generally estimate fair value based on the present value of future expected cash flows. The key assumptions used in the present value calculations of our securitization transactions at the date of securitization were as follows:

	2004	2003	2002
Excess cash flow discount rate (annual rate)	12.0%	12.0%	12.0%
Cumulative life loss rate	3.2% – 3.4%	3.7% – 4.3%	3.3% – 3.8%
Pre-payment speed assumption (average monthly rate)	1.6% – 1.8%	1.8% – 1.9%	1.5%

We determined these assumptions using data from comparable transactions, historical information and management's estimate. Interest-only strip receivables are generally restricted assets and subject to limited recourse provisions.

We generally estimate the fair value of the interest-only strips at each period-end based on the present value of future expected cash flows, consistent with the methodology used at the date of securitization. The following shows the carrying value and the sensitivity of the interest-only strip receivable to hypothetical adverse changes in the key economic assumptions used to measure fair value:

(in thousands)	2004	2003
Carrying amount/fair value of interest-only strips	$31,808	$36,010
Excess cash flow discount rate (annual rate)	12.0%	12.0%
Impact on fair value of 10% adverse change	$(240)	$(493)
Impact on fair value of 20% adverse change	(476)	(971)
Cumulative life loss rate	3.9%	3.9%
Impact on fair value of 10% adverse change	$(2,677)	$(2,412)
Impact on fair value of 20% adverse change	(5,354)	(4,725)
Pre-payment speed assumption (average monthly rate)	1.8%	1.8%
Impact on fair value of 10% adverse change	$(3,479)	$(3,505)
Impact on fair value of 20% adverse change	(6,894)	(7,051)

Actual future market conditions may differ materially. Accordingly, this sensitivity analysis should not be considered our projections of future events or losses.

We receive annual servicing fees ranging from 1% to 2% of the loans securitized for services we provide to the securitization trusts. The following is a summary of cash flows received from and paid to securitization trusts.

(in thousands)	2004	2003	2002
Servicing fees received	$13,435	$10,598	$7,921
Other cash flows received	24,703	18,283	15,375
Purchase of loans from trusts	(11,889)	(10,804)	(8,659)

Amounts payable to the trustee related to loan principal and interest collected on behalf of the trusts of $40.6 million as of September 30, 2004 and $34.4 million as of September 30, 2003 are included in other banking/finance liabilities.

The securitized loan portfolio that we manage and the related delinquencies were as follows:

(in thousands)	2004	2003
Securitized loans held by securitization trusts	$768,936	$680,695
Delinquencies	13,301	12,911

Net charge-offs on the securitized loan portfolio were $15.1 million in fiscal 2004, $12.6 million in fiscal 2003 and $6.5 million in fiscal 2002.

Note 8 - Property and Equipment

The following is a summary of property and equipment at September 30, 2004 and 2003:

(in thousands)	Useful Lives in Years	2004	2003
Furniture, software and equipment	3 – 5	$563,156	$558,435
Premises and leasehold improvements	5 – 35	377,941	207,191
Land	—	71,267	71,383
		1,012,364	837,009
Less: Accumulated depreciation and amortization		(541,786)	(480,237)
Property and equipment, net		**$470,578**	**$356,772**

Note 9 – Goodwill and Other Intangible Assets

We adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS 142 on October 1, 2001. SFAS 141 and SFAS 142 address the initial recognition and measurement of intangible assets acquired and the recognition and measurement of goodwill and other intangible assets after acquisition. Under these standards, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standards, are no longer amortized but are tested for impairment at least annually.

All of our goodwill and intangible assets, including those arising from the purchase of Fiduciary Trust in April 2001, relate to our investment management operating segment. Non-amortized intangible assets represent the value of management contracts related to certain of our sponsored investment products that are indefinite-lived.

During the quarter ended March 31, 2004, we completed our annual impairment testing of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment in the value of these assets as of October 1, 2003.

Intangible assets other than goodwill were as follows:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance, September 30, 2004			
Amortized intangible assets			
Customer base	$233,205	$(54,716)	$178,489
Other	34,933	(21,730)	13,203
	268,138	(76,446)	191,692
Non-amortized intangible assets			
Management contracts	479,808	—	479,808
Total	**$747,946**	**$(76,446)**	**$671,500**
Balance, September 30, 2003			
Amortized intangible assets			
Customer base	$232,800	$(39,057)	$193,743
Other	31,546	(19,653)	11,893
	264,346	(58,710)	205,636
Non-amortized intangible assets			
Management contracts	478,645	—	478,645
Total	**$742,991**	**$(58,710)**	**$684,281**

The change in the carrying amount of goodwill during the year ended September 30, 2004 was as follows:

(in thousands)	
Balance, October 1, 2003	$1,335,517
Darby acquisition (see Note 3)	41,155
Foreign currency movements	5,085
Balance, September 30, 2004	**$1,381,757**

Estimated amortization expense for each of the next 5 fiscal years is as follows:

(in thousands)	**For the Years Ending September 30,**
2005	$17,018
2006	17,018
2007	17,018
2008	17,018
2009	17,018

Note 10 – Deposits

Deposits at September 30, 2004 and 2003 were as follows:

(in thousands)	**2004**	**2003**
Domestic		
Interest-bearing	$493,238	$570,854
Noninterest-bearing	62,508	41,337
Total domestic deposits	555,746	612,191
Foreign		
Interest-bearing	—	12,893
Noninterest-bearing	—	8,899
Total foreign deposits	—	21,792
Total	**$555,746**	**$633,983**

Maturities of time certificates in amounts of $100,000 or more at September 30, 2004 were:

(in thousands)	**Total**
3 months or less	$402
Over 3 months through 6 months	697
Over 6 months through 12 months	299
Over 12 months	397
Total	**$1,795**

Note 11 - Debt

Outstanding debt at September 30, 2004 and September 30, 2003 consisted of the following:

(in thousands)	2004	2004 Weighted Average Rate	2003	2003 Weighted Average Rate
Current				
Federal funds purchased	$—	1.60%	$—	0.98%
Federal Home Loan Bank advances	6,000	1.24%	14,500	1.33%
Commercial paper	170,000	1.82%	—	N/A
Current maturities of long-term debt	—		287	
	176,000		14,787	
Non-Current				
Convertible Notes (including accrued interest)	530,120	1.88%	520,325	1.88%
Medium Term Notes	420,000	3.70%	420,000	3.70%
Other	246,289		168,556	
	1,196,409		1,108,881	
Total debt	**$1,372,409**		**$1,123,668**	

As of September 30, 2004, maturities of long-term debt were as follows:

(in thousands)	Carrying Amount
2005	$34,996
2006	35,654
2007	36,325
2008	457,011
2009	37,710
Thereafter	594,713
Total long-term debt	**$1,196,409**

Federal funds purchased and Federal Home Loan Bank advances are included in other liabilities of the banking/finance operating segment.

On December 31, 2003, we recognized a $164.9 million five-year note facility that was used to finance the construction of our corporate headquarters campus under the guidance of FIN 46-R (see Note 2). In September 2004, we purchased the headquarter campus from the lessor trust that held these assets, and we issued $170.0 million of commercial paper to finance the transaction.

In May 2001, we received approximately $490.0 million in net proceeds from the sale of $877.0 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock, when the price of our stock reaches certain thresholds. To date, we have repurchased Convertible Notes with a face value of $5.9 million principal amount at maturity, for their accreted value of $3.5 million, in cash. We may redeem the remaining Convertible Notes for cash on or after May 11, 2006 or make additional repurchases, at the option of the holders, on May 11 of 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the accreted value of the Convertible Notes in cash or shares of our common stock. The amount that the holders may redeem in the future will depend on, among other factors, the performance of our common stock.

In April 2003, we completed the sale of five-year senior notes due April 15, 2008 totaling $420.0 million ("Medium Term Notes"). The Medium Term Notes, which were offered to qualified institutional buyers only, carry an interest rate of 3.7% and are not redeemable prior to maturity by either the note holders or us. Interest payments are due semi-annually.

Other long-term debt consists primarily of deferred commission liability recognized in relation to U.S. deferred commission assets financed by Lightning Finance Company Limited ("LFL") that were not sold by LFL in a securitization transaction as of September 30, 2004 and September 30, 2003.

As of September 30, 2004, we had $300.0 million of debt and equity securities available to be issued under shelf registration statements filed with the SEC and $330.0 million of additional commercial paper available for issuance. Our committed revolving credit facilities at September 30, 2004 totaled $420.0 million, of which, $210.0 million was under a 364-day facility expiring in June 2005. The remaining $210.0 million facility is under a five-year facility that will expire in June 2007. In addition, at September 30, 2004, our banking/finance operating segment had $523.6 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity.

Note 12 - Taxes on Income

Taxes on income for the years ended September 30, 2004, 2003, and 2002 were as follows:

(in thousands)	2004	2003	2002
Current expense			
Federal	$208,189	$125,743	$71,400
State	35,247	13,846	17,065
Foreign	54,894	31,329	38,653
Deferred expense	(6,349)	26,455	18,434
Total provision for income taxes	**$291,981**	**$197,373**	**$145,552**

Included in income before taxes was $477.4 million, $305.2 million and $283.7 million of foreign income for the years ended September 30, 2004, 2003, and 2002. The provision for U.S. income taxes includes benefits of $2.0 million for the year ended September 30, 2004 related to the utilization of net operating loss carry-forwards. In fiscal 2004, our income taxes payable for federal, state and foreign purposes have been reduced by $18.6 million, which represent the tax benefit associated with our employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2004 and 2003 were as follows:

(in thousands)	2004	2003
Deferred tax assets		
State taxes	$10,455	$5,975
Loan loss reserves	1,365	3,251
Deferred compensation and employee benefits	26,730	27,259
Restricted stock compensation plan	37,351	38,074
Severance and retention compensation	2,140	3,250
Net operating loss and foreign tax credit carry-forwards	80,094	74,729
Provision for governmental investigations, proceedings and actions	21,593	—
Other	16,748	14,169
Total deferred tax assets	196,476	166,707
Valuation allowance for tax carry-forwards	(80,094)	(74,629)
Deferred tax assets, net of valuation allowance	116,382	92,078
Deferred tax liabilities		
Depreciation on fixed assets	12,378	13,523
Goodwill and other purchased intangibles	161,232	153,009
Deferred commissions	18,442	17,056
Interest expense on convertible notes	31,196	21,116
Investments	5,418	1,951
Other	14,293	19,307
Total deferred tax liabilities	242,959	225,962
Net deferred tax liability	**$(126,577)**	**$(133,884)**

At September 30, 2004, there were approximately $33.4 million of foreign net operating loss carry-forwards, approximately $18.2 million of which expire between 2005 and 2012 with the remaining carry-forwards having an indefinite life. In addition, there were approximately $657.5 million in state net operating loss carry-forwards that expire between 2005 and 2024. There were also approximately $27.6 million in federal foreign tax credit carry-forwards, which will expire between 2010 and 2014. A valuation allowance has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss and credit carry-forwards.

We have made no provision for U.S. taxes on $2,508.7 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested income is not practicable because of the numerous assumptions associated with this hypothetical calculation; however, foreign tax credits would be available to reduce some portion of this amount. As of September 30, 2004, and based on tax laws in effect as of this date, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. Under a provision of the Act, we may elect to repatriate certain earnings of our foreign-based subsidiaries at a reduced tax rate in either of our fiscal years ending September 30, 2005 or September 30, 2006. We are currently evaluating the effect of this repatriation provision; however, we do not expect to complete this evaluation until after the U.S. Congress or the U.S. Department of the Treasury issue additional guidance regarding this provision. The range of possible amounts we are considering for repatriation is between zero and $1.9 billion, and the potential range of income tax associated with amounts subject to the reduced rate is between zero and $117.0 million.

The following is a reconciliation between the amount of tax expense at the Federal statutory rate and taxes on income as reflected in operations for the years ended September 30, 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Federal statutory rate	35%	35%	35%
Federal taxes at statutory rate	$347,839	$245,071	$202,396
State taxes, net of Federal tax effect	18,675	9,640	10,661
Effect of foreign operations	(96,770)	(63,841)	(52,269)
Effect of provision for governmental investigations, proceedings and actions	12,950	—	—
Other	9,287	6,503	(15,236)
Actual tax provision	**$291,981**	**$197,373**	**$145,552**
Effective tax rate	29%	28%	25%

Note 13 - Commitments and Contingencies

Guarantees

Under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required, on a prospective basis, to recognize in our financial statements a liability for the fair value of any guarantees issued or modified after December 31, 2002 as well as make additional disclosures about existing guarantees.

In October 1999, we entered into an agreement for the lease of our corporate headquarters campus in San Mateo, California from a lessor trust under an operating lease that would have expired in fiscal 2005, with additional renewal options for a further period of up to 10 years. In connection with this lease, we were contingently liable for approximately $145.0 million in residual guarantees, representing approximately 85% of the total construction costs of $170.0 million. We were also contingently liable to purchase the corporate headquarters campus for an amount equal to the final construction costs of $170.0 million if an event of default occurred under the agreement.

On December 31, 2003, we consolidated the lessor trust under the provisions of FIN 46-R and recognized, as a current liability, the loan principal of $164.9 million and minority interest of $5.1 million, which, in total, represented the amount used to finance the construction of our corporate headquarters campus and our maximum contingent liability under the agreements. In September 2004, we purchased the assets held by the lessor trust and extinguished any related contingent liability.

In relation to the auto loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2004, the maximum potential amount of future payments was $23.6 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2004 includes a $0.6 million liability to reflect obligations arising from auto securitization transactions subsequent to December 31, 2002.

At September 30, 2004, our banking/finance operating segment had issued financial standby letters of credit totaling $2.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $2.1 million as of September 30, 2004 and commercial real estate.

Governmental Investigations, Proceedings and Actions

Governmental Investigations and Settlements. As part of various investigations by the Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, Inc. ("NASD"), relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities dealers who sell fund shares, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

Franklin Templeton Investments Corp. ("FTIC"), a Company subsidiary and the investment manager of Franklin Templeton's Canadian mutual funds, has been cooperating with and responding to requests for information from the Ontario Securities Commission (the "OSC") relating to the OSC's review of frequent trading practices within the Canadian mutual fund industry. On December 10, 2004, FTIC received a letter indicating that the staff of the OSC is contemplating enforcement proceedings against FTIC before the OSC. In its letter, the OSC staff expressed the view that, over the period of February 1999 to February 2003, there were certain accounts that engaged in a frequent trading market timing strategy in certain funds being managed by FTIC. The letter also gave FTIC the opportunity to respond to the issues raised in the letter and to provide the OSC staff with additional information relevant to these matters. The Company expects to enter into discussions with the OSC staff in an effort to resolve the issues raised in the OSC's review. The Company cannot predict the likelihood of whether those discussions will result in a settlement, or the terms of any such settlement.

On December 9, 2004, the staff of the NASD informed the Company that it has made a preliminary determination to recommend a disciplinary proceeding against Franklin/Templeton Distributors, Inc. ("FTDI"), alleging that FTDI violated certain NASD rules by the use of directed brokerage commissions to pay for sales and marketing support. FTDI has also received a separate letter from the NASD staff advising FTDI of the NASD staff's preliminary determination to recommend a disciplinary proceeding against FTDI alleging violation of certain NASD rules relating to FTDI's Top Producers program. The Company believes that any such charges are unwarranted.

On August 2, 2004, Franklin Resources, Inc. announced that its subsidiary, Franklin Advisers, Inc. ("Franklin Advisers") reached an agreement with the SEC that resolved the issues resulting from the previously disclosed SEC investigation into market timing activity. In connection with that agreement, the SEC issued an "Order instituting administrative and cease-and-desist proceedings pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and sections 9(b) and 9(f) of the Investment Company Act of 1940, making findings and imposing remedial sanctions and a cease and desist order" (the "Order"). The SEC's Order concerned the activities of a limited number of third parties that ended in 2000 and those that were the subject of the first Massachusetts administrative complaint described below.

Under the terms of the SEC's Order, pursuant to which Franklin Advisers neither admitted nor denied any of the findings contained therein, Franklin Advisers agreed to pay $50 million to be distributed to shareholders of certain of the Franklin Templeton mutual funds ("Funds"), of which $20 million was a civil penalty. The settlement was provided for as part of a charge of $60 million ($45.6 million, net of taxes) recorded in the fiscal quarter ended March 31, 2004. This charge represented the Company's estimate of the anticipated settlement and related legal and distribution costs.

The Order required Franklin Advisers to, among other things:

- Enhance and periodically review compliance policies and procedures, and establish a corporate ombudsman;
- Establish a new internal position whose responsibilities shall include compliance matters related to conflicts of interests; and
- Retain an Independent Distribution Consultant to develop a plan to distribute the $50 million settlement to Fund shareholders.

The Order further provided that in any related investor actions, Franklin Advisers would not benefit from any offset or reduction of any investor's claim by the amount of any distribution from the above-described $50 million to such investor that is proportionately attributable to the civil penalty paid by Franklin Advisers.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-disclosed administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing that was also a subject of the August 2, 2004 settlement that Franklin Advisers reached with the SEC, as described above.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

On November 17, 2004, Franklin Resources, Inc. announced that FTDI reached an agreement with the CAGO, resolving the issues resulting from the CAGO's investigation concerning sales and marketing support payments. The Company believes that the settlement of the CAGO matter is in the best interest of the Company and its Fund shareholders. Under the terms of the settlement, FTDI neither admitted nor denied the allegations in the CAGO's complaint and agreed to pay $2 million as a civil penalty, $14 million to Franklin Templeton funds and $2 million to the CAGO for its investigative costs.

As a result of the CAGO settlement, the results for the quarter and fiscal year ended September 30, 2004 announced on October 28, 2004 were adjusted to include an additional charge to income of $18.5 million ($12.2 million, net of tax). This adjustment was made in accordance with generally accepted accounting principles in the United States, which require the Company to update estimates when additional information becomes available after the end of the reporting period but prior to the issuance of the financial statements with respect to loss contingencies that existed as of the date of the financial statements.

On December 13, 2004, Franklin Resources, Inc. announced that its subsidiaries FTDI and Franklin Advisers reached an agreement with the SEC, resolving the issues resulting from the SEC's investigation concerning marketing support payments to securities dealers who sell Fund shares. In connection with that agreement, the SEC issued an "Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions Pursuant to Section 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 (the "Order").

The Company believes that the settlement of this matter is in the best interest of the Company and its Fund shareholders. Under the terms of the Order, in which FTDI and Franklin Advisers neither admitted nor denied the findings contained therein, they agreed to pay the Funds a penalty of $20 million and $1 in disgorgement. FTDI and Franklin Advisers also agreed to implement certain measures and undertakings relating to marketing support payments to broker-dealers for the promotion or sale of Fund shares, including making additional disclosures in the Funds' Prospectuses and Statements of Additional Information. The Order further requires the appointment of an independent distribution consultant, at the Company's expense, who shall develop a plan for the distribution of the penalty and disgorgement to the Funds. A charge of $21.5 million ($17.3 million, net of taxes) was recorded by the Company in its fiscal quarter ended June 30, 2004 related to this matter.

Internal Inquiries. The Company also conducted its own internal fact-finding inquiry with the assistance of outside counsel to determine whether any Fund shareholders, including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company's internal inquiry regarding market timing and late trading is complete. We did not find any late trading, though we identified various instances of frequent trading. One officer of a subsidiary of Franklin Resources, Inc. was placed on administrative leave and subsequently resigned from his position with the Company in December 2003.

We found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc. As previously disclosed, the Company identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals included one trader and one officer of the Funds. Pending our further inquiry, these two individuals were placed on administrative leave and the officer resigned from his positions with the Funds. The independent directors of the Funds and the Company also retained independent outside counsel to review these matters and to report their findings and recommendations. Based on independent counsel's findings and recommendations, the Company reinstated the trader. The independent counsel concluded that some instances of the former Fund officer's trading violated Company policy, and the Company was prepared to institute appropriate disciplinary action. Subsequently, the former Fund officer resigned from his employment with the Company. The Company does not believe there were any losses to the Funds as a result of this trading.

Other Legal Proceedings

In addition, the Company and certain Funds, current and former officers, employees, and directors have been named in multiple lawsuits in different federal courts in Nevada, California, Illinois, New York, and Florida, alleging violations of various federal securities laws and seeking, among other things, monetary damages and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by Company subsidiaries, resulting in alleged market timing activity. The majority of these lawsuits duplicate, in whole or in part, the allegations asserted in the Massachusetts administrative complaint described above. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or the Company. Additionally, FTIC was recently served with a class action market timing complaint in Quebec, Canada, entitled Huneault v. AGF Funds, Inc., et al., Case No. 500-06-000256-046, filed on October 25, 2004 in the Superior Court for the Province of Quebec, District of Montreal.

To date, more than 240 similar lawsuits against at least 19 different mutual fund companies have been filed in federal district courts throughout the country. Because these cases involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled "In re Mutual Funds Investment Litigation" (the "MDL"). The Judicial Panel then transferred similar cases from different districts to the MDL for coordinated or consolidated pretrial proceedings.

As of December 13, 2004, the following lawsuits are pending against the Company (and in some instances, against certain of the Funds) and have been transferred to the MDL:

Kenerley v. Templeton Funds, Inc., et al., Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois; Cullen v. Templeton Growth Fund, Inc., et al., Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the Southern District of Florida on March 29, 2004; Jaffe v. Franklin AGE High Income Fund, et al., Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada; Lum v. Franklin Resources, Inc., et al., Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern

District of California; Fischbein v. Franklin AGE High Income Fund, et al., Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Beer v. Franklin AGE High Income Fund, et al., Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District Court for the Middle District of Florida; Bennett v. Franklin Resources, Inc., et al., Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada; Dukes v. Franklin AGE High Income Fund, et al., Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California; McAlvey v. Franklin Resources, Inc., et al., Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California; Alexander v. Franklin AGE High Income Fund, et al., Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California; Hugh Sharkey IRA/RO v. Franklin Resources, Inc., et al., Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York; D'Alliessi, et al. v. Franklin AGE High Income Fund, et al., Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California; Marcus v. Franklin Resources, Inc., et al., Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Banner v. Franklin Resources, Inc., et al., Case No. C 04 0902 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Denenberg v. Franklin Resources, Inc., et al., Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California; Hertz v. Burns, et al., Case No. 04 CV 02489, filed on March 30, 2004 in the United States District Court for the Southern District of New York.

Plaintiffs in the MDL filed consolidated amended complaints on September 29, 2004. It is anticipated that defendants will file motions to dismiss in the coming months.

As previously reported, various subsidiaries of Franklin Resources, Inc., as well as certain Templeton Funds, have also been named in multiple lawsuits filed in state courts in Illinois, alleging breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by such subsidiaries as follows:

Bradfisch v. Templeton Funds, Inc., et al., Case No. 2003 L 001361, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Case No. 2003 L 001362, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 03 L 785, filed on December 17, 2003 in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois; Parise v. Templeton Funds, Inc., et al., Case No. 2003 L 002049, filed on December 22, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois.

These lawsuits are state court actions and are not subject to the MDL.

In addition, the Company, as well as certain current and former officers, employees, and directors, have been named in multiple lawsuits alleging violations of various securities laws and pendent state law claims relating to the disclosure of directed brokerage payments and/or payment of allegedly excessive advisory, commission, and distribution fees. These lawsuits are styled as class actions and derivative actions brought on behalf of certain Funds, and are as follows:

Stephen Alexander IRA v. Franklin Resources, Inc., et al., Case No. 04-982 JLL, filed on March 2, 2004 in the United States District Court for the District of New Jersey; Strigliabotti v. Franklin Resources, Inc., et al., Case No. C 04 0883 SI, filed on March 4, 2004 in the United States District Court for the Northern District of California; Tricarico v. Franklin Resources, Inc., et al., Case No. CV-04-1052 JAP, filed on March 4, 2004 in the United States District Court for the District of New Jersey; Miller v. Franklin Mutual Advisors, LLC, et al., Case No. 04-261 DRH, filed on April 16, 2004 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the District of New Jersey on August 5, 2004 (plaintiffs voluntarily dismissed this action, without prejudice, on October 22, 2004); Wilcox v. Franklin Resources, Inc., et al., Case No. 04-2258 WHW, filed on May 12, 2004 in the United States District Court for the District of New Jersey; Bahe, Custodian CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc. et al., Case No. 04-11195 PBS, filed on June 3, 2004 in the United States District Court for the District of Massachusetts.

The United States District Court for the District of New Jersey consolidated for pretrial purposes three of the above lawsuits (Stephen Alexander IRA, Tricarico, and Wilcox) into a single action, entitled "In re Franklin

Mutual Funds Fee Litigation." Plaintiffs in those three lawsuits filed a consolidated amended complaint on October 4, 2004.

Management strongly believes that the claims made in each of the lawsuits identified above are without merit and intends to vigorously defend against them. The Company cannot predict with certainty, however, the eventual outcome of the remaining governmental investigations or private lawsuits, nor whether they will have a material negative impact on the Company. Public trust and confidence are critical to the Company's business and any material loss of investor and/or client confidence could result in a significant decline in assets under management by the Company, which would have an adverse effect on future financial results. If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our Funds, we are committed to making the Funds or their shareholders whole, as appropriate. The Company is committed to taking all appropriate actions to protect the interests of our Funds' shareholders.

In addition, pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results.

Other Commitments and Contingencies

We lease office space and equipment under long-term operating leases expiring at various dates through fiscal year 2021. Lease expense aggregated $44.7 million, $45.6 million and $40.6 million for the fiscal years ended September 30, 2004, 2003, and 2002. Sublease income totaled $7.2 million, $6.5 million and $6.2 million for the fiscal years ended September 30, 2004, 2003, and 2002. Future minimum lease payments under non-cancelable operating leases are as follows:

(in thousands)	Amount
2005	$29,866
2006	29,833
2007	25,880
2008	24,503
2009	22,522
Thereafter	138,958
Total minimum lease payments	**$271,562**

Under FIN 46-R, we have determined that we are a significant variable interest holder in a number of sponsored investment products as well as in LFL, a company incorporated in Ireland whose sole business purpose is to finance our deferred commission assets. As of September 30, 2004, total assets of sponsored investment products in which we held a significant interest were approximately $1,553.5 million and our exposure to loss as a result of our interest in these products was $256.1 million. LFL had approximately $475.7 million in total assets at September 30, 2004. Our exposure to loss related to our investment in LFL was limited to the carrying value of our investment in and loans to LFL, and interest and fees receivable from LFL aggregating approximately $53.2 million. This amount represents our maximum exposure to loss and does not reflect our estimate of the actual losses that could result from adverse changes.

In July 2003, we renegotiated an agreement to outsource management of our data center and distributed server operations, originally signed in February 2001. We may terminate the amended agreement any time after July 1, 2006 by incurring a termination charge. The maximum termination charge payable will depend on the termination date of the amended agreement, the service levels before our termination of the agreement, costs incurred by our service provider to wind-down the services and costs associated with assuming equipment leases. As of September 30, 2004, we estimate that the termination fee payable in July 2006, not including costs associated with assuming equipment leases, would approximate $14.3 million and would decrease each month for the subsequent two years, reaching a payment of approximately $2.2 million in July 2008.

At September 30, 2004, the banking/finance operating segment had commitments to extend credit aggregating $242.4 million, primarily under its credit card lines.

Note 14 - Consolidated Sponsored Investment Products

The following tables present the effect on our consolidated results of operations and financial position of consolidating majority-owned sponsored investment products.

(in thousands) **For the Year Ended September 30, 2004**	**Before Consolidation**	**Sponsored Investment Products**	**Consolidated**
Operating Revenues			
Investment management fees	$1,972,141	$(1,513)	$1,970,628
Underwriting and distribution fees	1,151,092	(170)	1,150,922
Shareholder servicing fees	244,097	(34)	244,063
Consolidated sponsored investment products income, net	—	3,519	3,519
Other, net	69,076	—	69,076
Total operating revenues	3,436,406	1,802	3,438,208
Total operating expenses	2,507,383	—	2,507,383
Operating income	929,023	1,802	930,825
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	—	3,393	3,393
Investment and other income	91,816	(1,510)	90,306
Interest expense	(30,658)	—	(30,658)
Other income, net	61,158	1,883	63,041
Income before taxes on income and cumulative effect of an accounting change	990,181	3,685	993,866
Taxes on income	290,880	1,101	291,981
Income before cumulative effect of an accounting change, net of tax	699,301	2,584	701,885
Cumulative effect of an accounting change, net of tax	(3,189)	7,968	4,779
Net Income	**$696,112**	**$10,552**	**$706,664**

(in thousands) **As of the Year Ended September 30, 2004**	**Before Consolidation**	**Sponsored Investment Products**	**Consolidated**
Assets			
Current assets	$3,926,558	$117,654	$4,044,212
Banking/finance assets	825,844	—	825,844
Non-current assets	3,386,964	(28,885)	3,358,079
Total Assets	**$8,139,366**	**$88,769**	**$8,228,135**
Liabilities and Stockholders' Equity			
Current liabilities	$891,436	$29,679	$921,115
Banking/finance liabilities	658,717	—	658,717
Non-current liabilities	1,465,430	—	1,465,430
Total Liabilities	3,015,583	29,679	3,045,262
Minority interest	17,080	59,009	76,089
Total stockholders' equity	5,106,703	81	5,106,784
Total Liabilities and Stockholders' Equity	**$8,139,366**	**$88,769**	**$8,228,135**

Note 15 - Employee Stock Award and Option Plans

We sponsor the 2002 Universal Stock Incentive Plan (the "USIP") and the Amended and Restated Annual Incentive Compensation Plan (the "AICP"). Under the terms of these plans, eligible employees may receive cash and stock awards based on the performance of Franklin Templeton Investments and that of the individual employee. The USIP provides for the issuance of up to 36.0 million shares of our common stock for various stock-related awards, including those related to the AICP. As of September 30, 2004 and prior to considering fiscal 2004 grants, we had approximately 9.3 million shares available for grant under the USIP, including those related to the AICP. In addition to the annual award of stock under the plan, we may award options and other forms of stock-based compensation to some employees. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the plans. Total stock-based compensation cost during fiscal 2004, 2003, and 2002 was $67.9 million, $37.2 million and $42.1 million.

Information regarding stock options is as follows:

	2004		**2003**		**2002**	
(shares in thousands)	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding, beginning of year	13,289	$36.11	11,679	$37.00	8,397	$36.94
Granted	1,824	$48.83	3,565	$33.18	4,208	$37.10
Exercised/cancelled	(3,844)	$36.15	(1,955)	$36.06	(926)	$37.03
Outstanding, end of year	11,269	$38.16	13,289	$36.11	11,679	$37.00
Exercisable, end of year	8,512	$37.29	8,654	$36.40	5,479	$36.66

The range of exercise prices for these outstanding options at September 30, 2004 was from $31.04 to $49.93. Of the exercisable options, 72% were exercisable at prices ranging from $32.90 to $38.38. The weighted-average remaining contractual life for the options was 6.8 years. Generally, these options vest over a 3-year period and are exercisable for up to 10 years from the grant date.

Note 16 - Employee Stock Investment Plan

We have a qualified, non-compensatory Employee Stock Investment Plan ("ESIP"), which allows participants who meet certain eligibility criteria to buy shares of our common stock at 90% of their market value on defined dates. Our stockholders approved 4 million shares of common stock for issuance under the ESIP. The ESIP is open to substantially all employees of U.S. subsidiaries and some employees of non-U.S. subsidiaries. At September 30, 2004, approximately 2,090,000 shares had been purchased on a cumulative basis under the ESIP at a weighted-average price of $31.52.

In connection with the ESIP, we may, at our election, provide matching grants to participants in the ESIP of whole or partial shares of common stock. While reserving the right to change this determination, we have indicated that we will provide one half-share for each share held by a participant for a minimum period of 18 months. We made our first matching grant in fiscal 2000. During fiscal 2004, 2003, and 2002, we issued approximately 132,000, 104,000 and 85,000 shares at an average market price of $52.24, $39.47 and $35.47.

Note 17 - Other Compensation and Benefit Plans

Fiduciary Trust has a noncontributory retirement plan (the "Retirement Plan") covering substantially all its employees hired before we acquired it. Fiduciary Trust also maintains a nonqualified supplementary executive retirement plan ("SERP") to pay defined benefits in excess of limits imposed by Federal tax law to participants in the retirement plan who attain age 55 and ten years of service as of the plan termination date. In April 2003, the Board of Directors of Fiduciary Trust approved a resolution to terminate both the Retirement Plan and the SERP as of June 30, 2003. In December 2003, Fiduciary Trust filed for approval of the Retirement Plan termination with the Internal Revenue Service. Since Fiduciary Trust has not been notified that the Internal Revenue Service has approved the Retirement Plan termination, a curtailment gain (loss) has not yet been recorded in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

In addition to these pension plans, Fiduciary Trust sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked ten years and attained age 55 while in the service of Fiduciary Trust, or have met alternate eligibility criteria. The defined benefit healthcare plan was closed to new entrants in April 2003.

The following table summarizes the funded status and the amounts recognized in the Consolidated Balance Sheets for the Retirement Plan and SERP, under pension benefits, and for the defined healthcare plan, under other benefits.

	Pension Benefits		Other Benefits	
(in thousands)	2004	2003	2004	2003
Change in benefit obligation				
Benefit obligation at beginning of year	$29,516	$31,635	$6,968	$5,094
Service cost	—	969	48	29
Interest cost	1,567	1,291	402	320
Participant contributions	—	—	(767)	—
Benefits paid	(4,789)	(3,823)	(502)	(195)
Actuarial losses (gains)	3,412	(557)	421	758
Plan amendments	—	—	—	962
Benefit obligation at end of year	**$29,706**	**$29,515**	**$6,570**	**$6,968**

(in thousands)	Pension Benefits 2004	Pension Benefits 2003	Other Benefits 2004	Other Benefits 2003
Fair value of plan assets at beginning of year	$15,091	$16,592	$—	$—
Actual return on assets	458	1,454	—	—
Employer contributions	390	868	502	195
Participant contributions	—	—	—	—
Benefits paid	(4,789)	(3,823)	(502)	(195)
Fair value of plan assets at end of year	**$11,150**	**$15,091**	**$—**	**$—**
Funded status	$(18,556)	$(14,424)	$(6,570)	$(6,967)
Unrecognized actuarial loss	—	1,140	662	1,058
Unrecognized prior service cost	—	—	705	961
Net liability	**$(18,556)**	**$(13,284)**	**$(5,203)**	**$(4,948)**
Amounts recognized in the consolidated balance sheets				
Accrued benefit cost recognized	$(18,556)	$(14,424)	$(5,203)	$(4,948)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	—	1,140	—	—
Net amount recognized	**$(18,556)**	**$(13,284)**	**$(5,203)**	**$(4,948)**
Weighted-average assumptions				
Discount rate	5.00%/5.06%	5.31%/5.50%	5.75%	6.00%
Expected return on plan assets	6.00%	8.00%	N/A	N/A
Increase in compensation rate	N/A	N/A	4.50%	4.50%

The following table summarizes the components of net periodic benefit cost for fiscal 2004, 2003 and 2002 for all plans.

(in thousands)	Pension Benefits 2004	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2004	Other Benefits 2003	Other Benefits 2002
Service cost	$—	$969	$1,781	$48	$29	$40
Interest cost	1,567	1,291	2,057	402	320	314
Expected return on plan assets	(902)	(774)	(1,497)	—	—	—
Amortization of prior service cost	—	(128)	183	256	—	—
Actuarial losses	5,681	3,800	—	51	—	—
Net periodic benefit cost	**$6,346**	**$5,158**	**$2,524**	**$757**	**$349**	**$354**

During fiscal 2004, we have not made any contribution to the Retirement Plan. Based on our most recent valuation, we anticipate that we will contribute an additional $14.4 million to the Retirement Plan and an additional $4.2 million to the SERP, when final approval of the Retirement Plan termination is received from the Internal Revenue Service. We accrued the benefit liability for this anticipated funding in our financial statements during the fiscal year ended September 30, 2004.

Following the acquisition of Fiduciary Trust, we established an $85.0 million retention pool aimed at retaining key Fiduciary Trust employees, under which employees will receive both cash payments and options. Salaried employees who remain continuously employed through the applicable dates are eligible for compensation under the program. Excluding the value of options granted, the value of the retention plan is $68 million, and is being expensed over a period ranging from one to five years. We expensed $1.6 million, $10.2 million and $25.5

million in fiscal 2004, 2003, and 2002, including the acceleration of retention payments related to the September 11, 2001 events as described in Note 19.

Note 18 - Segment Information

We have two operating segments: investment management and banking/finance. We based our operating segment selection process primarily on services offered. The investment management segment derives substantially all its revenues and net income from providing investment advisory, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas sponsored investment products. The banking/finance segment offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Financial information for our two operating segments is presented in the table below. Operating revenues of the banking/finance segment are reported net of interest expense and the provision for probable loan losses.

(in thousands)

As of and for the Year Ended September 30, 2004	Investment Management	Banking/ Finance	Totals
Assets	$7,402,291	$825,844	$8,228,135
Operating revenues	3,380,891	57,317	3,438,208
Interest revenue – inter-segment	1,393	—	1,393
September 11, 2001 recovery, net	(30,277)	—	(30,277)
Interest expense	30,658	N/A	30,658
Income before taxes	965,614	28,252	993,866
As of and for the Year Ended September 30, 2003			
Assets	$6,052,324	$918,425	$6,970,749
Operating revenues	2,571,253	60,871	2,632,124
Interest revenue – inter-segment	2,501	—	2,501
September 11, 2001 recovery, net	(4,401)	—	(4,401)
Interest expense	19,910	N/A	19,910
Income before taxes	658,571	41,632	700,203
As of and for the Year Ended September 30, 2002			
Assets	$5,370,766	$1,051,972	$6,422,738
Operating revenues	2,467,412	55,446	2,522,858
Interest revenue – inter-segment	5,415	—	5,415
Interest expense	12,302	N/A	12,302
Income before taxes	546,396	31,879	578,275

Operating revenues of the banking/finance segment included above were as follows:

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Interest on loans	$27,957	$31,134	$33,523
Interest and dividends on investment securities	10,950	18,595	19,804
Total interest income	38,907	49,729	53,327
Interest on deposits	4,420	6,119	9,812
Interest on short-term debt	203	436	392
Interest expense – inter-segment	1,393	2,501	5,415
Total interest expense	6,016	9,056	15,619
Net interest income	32,891	40,673	37,708
Other income	28,822	33,621	31,628
Provision for probable loan losses	(5,201)	(13,423)	(13,890)
Total operating revenues	**$56,512**	**$60,871**	**$55,446**

Inter-segment interest payments from the banking/finance segment to the investment management segment are based on market rates prevailing at the inception of each loan. As further described in Note 1, inter-segment interest income and expense are not eliminated in our Consolidated Statements of Income. The investment management segment incurs substantially all of our depreciation and amortization costs and expenditures on long-lived assets.

We conduct operations in the following principal geographic areas of the world: the United States, Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. For segment reporting purposes, we have combined Asia, South America, Africa and Australia into one category - Other. Revenues by geographic area include fees and commissions charged to customers and fees charged to affiliates.

Information by geographic area is summarized below:

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Operating revenues			
United States	$2,379,108	$1,888,987	$1,773,889
Canada	230,433	188,531	205,752
Bahamas	493,504	326,687	319,129
Europe	104,110	72,467	79,689
Other	231,053	155,452	144,399
Total	**$3,438,208**	**$2,632,124**	**$2,522,858**
Property and equipment, net			
United States	$420,301	$303,457	$338,763
Canada	3,546	4,007	5,151
Bahamas	9,879	6,861	7,299
Europe	6,268	6,045	6,371
Other	30,584	36,402	36,588
Total	**$470,578**	**$356,772**	**$394,172**

Note 19 - September 11, 2001 Event

On September 11, 2001, the headquarters of our subsidiary company, Fiduciary Trust, at Two World Trade Center was destroyed in the terrorist attacks on New York City (the "September 11, 2001 Event"). We have since leased office space for Fiduciary Trust in midtown Manhattan, to resume permanent operations. The following table shows the financial impact of the event recognized at September 30, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
Cumulative September 11, 2001 costs recognized as of end of year	$69,140	$68,945	$64,853
September 11, 2001 (recovery) expense, net	(30,277)	(4,401)	—

In January 2004, we received $32.5 million from our insurance carrier for claims related to the September 11, 2001 terrorist attacks that destroyed Fiduciary Trust's headquarters. These proceeds represented final recoveries for claims submitted to our insurance carrier. We realized a gain of $30.3 million, before income taxes of $12.0 million, in the reporting period ending March 31, 2004, in accordance with guidance provided under FASB Statement No. 5 "Accounting for Contingencies" and Emerging Issues Task Force Abstract "Accounting for the Impact of the Terrorist Attacks of September 11, 2001", as remaining contingencies related to our insurance claims have been resolved.

Note 20 - Other Income (Expenses)

Other income (expenses) for the years ended September 30, 2004, 2003 and 2002 consisted of the following:

(in thousands)	2004	2003	2002
Consolidated sponsored investment products			
Consolidated sponsored investment products net unrealized (losses) gains	$(484)	$1,476	$—
Consolidated sponsored investment products net realized gains	3,877	169	—
Total	3,393	1,645	—
Investment and other income			
Dividends	14,778	13,328	12,934
Interest income from banking/finance group	1,393	2,501	5,415
Other interest income	27,301	25,187	32,381
Equity in net income of affiliated companies	20,605	6,934	1,567
Realized gains on sale of assets	30,395	15,213	9,183
Realized losses on sale of assets	(5,771)	(6,639)	(5,201)
Other-than-temporary decline in investments value	—	—	(60,068)
Foreign exchange gains (losses), net	4,668	10,069	(5,661)
Other	(3,063)	3,799	14,525
Total	90,306	70,392	5,075
Interest expense	(30,658)	(19,910)	(12,302)
Other income (expenses), net	**$63,041**	**$52,127**	**$(7,227)**

During fiscal 2002, we recognized a $60.1 million other-than-temporary decline in value of investments. Substantially all of our dividend income and realized gains (losses) on sale of assets were generated by investments in our sponsored investment products.

Note 21 - Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The methods and assumptions used to estimate fair values of our financial instruments are described below (see Note 1).

Due to the short-term nature and liquidity of cash and cash equivalents and receivables, the carrying amounts of these assets in the Consolidated Balance Sheets approximated fair value.

Investment securities, trading are carried at fair value with changes in fair value recognized in our consolidated net income.

Investment securities, available-for-sale are carried at fair market value as required by generally accepted accounting principles in the United States.

Loans held for sale are originated and intended for sale and are carried at the lower of cost or estimated fair value in the aggregate. Estimated fair value is calculated using discounted cash flow analyses. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Loans receivable, net are valued using interest rates that consider the current credit and interest rate risk inherent in the loans and the current economic and lending conditions. The majority of retail-banking loans are at variable rates, which are adjusted periodically. We utilize interest rate swaps to hedge the interest rate risk on those retail-banking loans that are at fixed rates and have maturities longer than one year. As such, the fair value of retail-banking loans approximates their carrying value.

The fair value of loans related to consumer lending are generally estimated using discounted cash flow analyses. For certain consumer lending variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are generally based on the carrying value.

Deposits of the banking/finance segment are valued using interest rates offered by comparable institutions on deposits with similar remaining maturities. The amounts in the Consolidated Balance Sheets approximated fair value.

Interest-rate swap agreements and foreign exchange contracts are carried at fair value.

Debt is valued using publicly-traded debt with similar maturities, credit risk and interest rates. The amounts in the Consolidated Balance Sheets approximate fair values.

Guarantees and letters of credit have fair values based on the face value of the underlying instrument.

Note 22 - Banking Regulatory Ratios

Following the acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. We must meet specific capital adequacy guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). Based on our calculations as of September 30, 2004 and 2003, we exceeded the capital adequacy requirements applicable to us as listed below.

(in thousands)	**2004**	**2003**	**Minimum for our Capital Adequacy Purposes**
Tier 1 capital	$3,144,919	$2,122,167	N/A
Total risk-based capital	3,148,617	2,130,717	N/A
Tier 1 leverage ratio	50%	40%	4%
Tier 1 risk-based capital ratio	76%	64%	4%
Total risk-based capital ratio	76%	64%	8%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Franklin Resources, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Franklin Resources, Inc. and its subsidiaries at September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
December 13, 2004

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2004. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of September 30, 2004.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by this Item with respect to our executive officers is contained in Part I, Item 1 of this Form 10-K under the section, "Executive Officers of the Registrant".

Code of Ethics. The Company has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as directors, officers and employees of the Company. The Code of Ethics is posted on the Company's website (www.franklintempleton.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.

The information regarding directors of FRI, including the procedures by which security holders may recommend nominees, members of the Audit Committee, the Audit Committee financial expert, and compliance with Section 16(a) of the Exchange Act, is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors" from our Proxy Statement.

NYSE Annual Co-CEO Certification. The Co-CEO's of the Company have previously submitted to the New York Stock Exchange the annual certifications required by Section 303A.12(a) of the NYSE Corporate Governance Rules.

Item 11. Executive Compensation.

The information in the Proxy Statement under the section entitled "Proposal 1: Election of Directors" is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information about equity compensation plans that have been approved by security holders and plans that have not been approved by security holders.

EQUITY COMPENSATION PLAN INFORMATION [1]

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[2]	11,268,840[3]	$38.16	9,977,018[4]
Equity compensation plans not approved by security holders	0	0	0
Total	11,268,840	$38.16	9,977,018

(1) The table includes information for equity compensation plans assumed by the Company in connection with acquisitions of the companies, which originally established those plans.

(2) Consists of the 2002 Universal Stock Incentive Plan (the "2002 Stock Plan") and the 1998 Employee Stock Investment Plan (the "Purchase Plan"). Equity securities granted under the 2002 Stock Plan may include awards contemplated by the Amended and Restated Annual Incentive Compensation Plan and the 2004 Key Executive Incentive Compensation Plan.

(3) Excludes options to purchase accruing under the Company's Purchase Plan. Under the Purchase Plan each eligible employee is granted a separate option to purchase up to 2,000 shares of Common Stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 90% of the fair market value of the Common Stock on the enrollment date or the exercise date, whichever is lower.

(4) Includes shares available for future issuance under the Purchase Plan. As of September 30, 2004, 1,436,376 of shares of Common Stock were available for issuance under the Purchase Plan.

The information required by this Item with respect to Stock Ownership of Certain Beneficial Owners and Management is incorporated by reference from the information provided under the section entitled "Security Ownership of Principal Shareholders" and "Security Ownership of Management" of our Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors – Certain Relationships and Related Transactions" of our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors – Fees Paid to Independent Registered Public Accounting Firm" of our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Please see the index in Item 8 on page 53 of this Annual Report for a list of the financial statements filed as part of this report.

(a)(2) Please see the index in Item 8 on page 53 of this Annual Report for a list of the financial statement schedules filed as part of this report.

(a)(3) Exhibits.

<u>Exhibit No.</u>

3(i)(a) Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "1994 Annual Report")

3(i)(b) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to the 1994 Annual Report

3(i)(c) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to the 1994 Annual Report

3(i)(d) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to the 1994 Annual Report

3(ii) Registrant's Amended and Restated By-laws adopted November 12, 2002, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Annual Report")

4.1 Indenture between the Registrant and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to the Company's Registration Statement on Form S-3, filed on April 14, 1994

4.2 Indenture between Franklin Resources, Inc. and The Bank of New York dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.3 Form of Liquid Yield Option Note due 2031 (Zero Coupon-Senior) (included in Exhibit 4.2 hereto)

4.4 Registration Rights Agreement between Franklin Resources, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.5 Form of 3.7% Senior Notes due 2008, incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed on May 12, 2003

10.1 Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Annual Report")

10.2 Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the 1993 Annual Report

10.3 Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to the 1993 Annual Report

10.4 Representative Management Agreement between Advisers and the Franklin Group of Funds, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (the "1992 Annual Report")

10.5 Representative Distribution 12b-1 Plan between FTDI and the Franklin Group of Funds, incorporated by reference to the 1992 Annual Report

10.6 Amended Annual Incentive Compensation Plan approved January 24, 1995, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 28, 1994 in connection with its Annual Meeting of Stockholders held on January 24, 1995*

10.7 Universal Stock Plan approved January 19, 1994, incorporated by reference to the Company's 1995 Proxy Statement filed under cover of Schedule 14A on December 29, 1993 in connection with its Annual Meeting of Stockholders held on January 19, 1994*

10.8 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 (the "June 1995 Quarterly Report")

10.9 Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the June 1995 Quarterly Report

10.10 Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to the June 1995 Quarterly Report

10.11 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to the June 1995 Quarterly Report

10.12 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the June 1995 Quarterly Report

10.13 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to the June 1995 Quarterly Report

10.14 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), incorporated by reference to the June 1995 Quarterly Report

10.15 Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "1995 Annual Report")

10.16 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to the 1995 Annual Report

10.17 Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to the 1995 Annual Report

10.18 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the 1995 Annual Report

10.19 Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to the 1995 Annual Report

10.20 Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund and Franklin Advisers, Inc., incorporated by reference to the 1995 Annual Report

10.21 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to the 1995 Annual Report

10.22 Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.23 Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.24 Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated June 25, 1996, incorporated by reference to the Company's Report on Form 8-K dated June 25, 1996

10.25 Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin/Templeton Investor Services, Inc. and PFPC Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Annual Report")

10.26 Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to the 1996 Annual Report

10.27 Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.28 Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.29 Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.30 Representative Investment Advisory Agreement between Franklin Mutual Series Fund, Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.31 Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.32 Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.33 Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to the 1996 Annual Report

10.34 1998 Employee Stock Investment Plan approved January 20, 1998, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 17, 1997 in connection with its Annual Meeting of Stockholders held on January 20, 1998

10.35 System Development and Services Agreement dated as of August 29, 1997 by and between Franklin/Templeton Investor Services, Inc. and Sungard Shareholder Systems, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997

10.36 1998 Universal Stock Incentive Plan approved October 16, 1998 by the Board of Directors, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule

14A on December 23, 1998 in connection with its Annual Meeting of Stockholders held on January 28, 1999*

10.37 Amendment No. 3 to the Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated December 17, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997

10.38 Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998

10.39 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (the "1998 Annual Report")

10.40 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), as amended, incorporated by reference to the 1998 Annual Report

10.41 Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference on Form 10-Q for the quarter ended December 31, 1998

10.42 Purchase Agreement between Mariners Island Co-Tenancy and Keynote Systems, Inc. dated April 25, 2000, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2000

10.43 Acquisition Agreement dated July 26, 2000 among Franklin Resources, Inc., FTI Acquisition and Bissett & Associates Investment Management, Ltd., incorporated by reference to the Company's Report on Form 8-K dated August 1, 2000

10.44 Agreement and Plan of Share Acquisition between Franklin Resources, Inc. and Fiduciary Trust Company International dated October 25, 2000, incorporated by reference to the Company's Report on Form 8-K/A (Amendment No. 1) dated October 25, 2000 and filed on October 26, 2000

10.45 Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited, and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "2000 Annual Report")

10.46 Representative Purchase and Sales Agreement by and among Franklin/Templeton Distributors, Inc., Franklin Resources, Inc., and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to the 2000 Annual Report

10.47 Representative Advisory Agreement between Templeton Global Advisors Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to the 2000 Annual Report

10.48 Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to the 2000 Annual Report

10.49 Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to the 2000 Annual Report

10.50 Stock Purchase Agreement between Good Morning Securities Co., Ltd. and Templeton Investment Counsel, Inc. dated June 29, 2000, incorporated by reference to the 2000 Annual Report

10.51 Agreement entered into between NEDCOR Investment Bank Holdings Limited, NEDCOR Investment Bank Limited, Templeton International, Inc., Franklin Templeton Asset Management (Proprietary) Limited, and Templeton Global Advisors Limited dated August 1, 2000, incorporated by reference to the 2000 Annual Report

10.52 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to the 2000 Annual Report

10.53 Employment Agreement entered into on December 22, 2000 by and among Anne M. Tatlock, Fiduciary Trust Company International and Franklin Resources, Inc., incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.54 Amended and Restated 1998 Universal Stock Incentive Plan as approved by the Board of Directors on October 28, 2000 and the Stockholders at the Annual Meeting held on January 25, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.55 Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC, and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.56 Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.57 Representative Agency Agreement between FTTrust Company and Franklin/Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.58 Lease between RCPI Landmark Properties, L.L.C. and Franklin Templeton Companies, LLC dated September 30, 2001, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (the "2001 Annual Report")

10.59 Synthetic Lease Financing Facility Agreements dated September 27, 1999, incorporated by reference to the 2001 Annual Report

10.60 Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to the 2001 Annual Report

10.61 Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to the 2001 Annual Report

10.62 Form of Deferred Compensation Agreement for Director's Fees, as amended, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2002*

10.63 Franklin Resources, Inc. 1998 Employee Stock Investment Plan as amended by the Board of Directors on October 10, 2002, incorporated by reference to the Company's Report on Form S-8 filed on October 28, 2002*

10.64 Amended and Restated Five Year Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Annual Report")

10.65 Amended and Restated 364 Day Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2002 Annual Report

10.66 Settlement Agreement and Release of All Claims dated July 7, 2002 between Franklin Resources, Inc. and Allen J. Gula, Jr., incorporated by reference to the 2002 Annual Report

10.67 Stock Purchase Agreements dated July 23, 2002 between Templeton Asset Management (India) Private Limited and Pioneer Investment Management, Inc. and various employee shareholders, incorporated by reference to the 2002 Annual Report

10.68 2002 Universal Stock Incentive Plan as approved by the Board of Directors on October 10, 2002 and the Stockholders at the Annual Meeting held on January 30, 2003, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2002

10.69 Amendments dated July 2, 2001, June 10, 2002 and February 3, 2003 to the Managed Operations Services Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.70 Representative Form of Franklin Templeton Investor Services, LLC Transfer Agent and Shareholder Services Agreement, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.71 Amendments dated July 1, 2003 and September 1, 2003 to the Managed Operations Service Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (the "2003 Annual Report")

10.72 Purchase Agreement by and among Franklin Resources, Inc., Darby Holdings, Inc. and certain other named parties dated as of August 1, 2003, incorporated by reference to the 2003 Annual Report

10.73 Amended and Restated 364 Day Facility Credit Agreement dated June 4, 2003 between Franklin Resources, Inc. and The Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2003 Annual Report

10.74 Settlement and Release Agreement between Franklin Resources, Inc. and Great Northern Insurance Company dated January 15, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2004

10.75 Amended and Restated 364 Day Facility Credit Agreement dated June 3, 2004 between Franklin Resources, Inc. and The Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004

10.76 2004 Key Executive Incentive Compensation Plan approved by the Board of Directors on December 11, 2003 and the Stockholders at the Annual Meeting held on January 29, 2004 (the "2004 Annual Meeting"), incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 24, 2003*

10.77 Amended and Restated Annual Incentive Compensation Plan approved by the Board of Directors on December 11, 2003 and the Stockholders at the 2004 Annual Meeting and referenced in the Company's Proxy Statement filed under cover of Schedule 14A on December 24, 2003 in connection with the 2004 Annual Meeting*

10.78 Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 12, 2004*

10.79 Form of Stock Option Agreement and Notice of Stock Option Grant under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 12, 2004*

10.80 Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 19, 2004*

10.81 Form of Restricted Stock Unit Award Agreement and Notice of Restricted Stock Unit Award under the Company's 2002 Universal Stock Incentive Plan, referenced in the Company's Report on Form 8-K filed with the SEC on November 19, 2004*

12 Computation of Ratios of Earnings to Fixed Charges

14 Code of Ethics and Business Conduct

21 List of Subsidiaries

23 Consent of Independent Registered Public Accounting Firm

31.1 Certification of Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

32.2 Certification of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

32.3 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Management/Employment Contract or Compensatory Plan or Arrangement

(b) See Item 15(a)(3) above.

(c) No separate financial statements are required; schedules are included in Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date:	December 13, 2004	By:	/s/ James R. Baio James R. Baio, Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Date:	December 13, 2004	By:	/s/ James R. Baio James R. Baio, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	December 13, 2004	By:	/s/ Harmon E. Burns Harmon E. Burns, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Charles Crocker Charles Crocker, Director
Date:	December 13, 2004	By:	/s/ Martin L. Flanagan Martin L. Flanagan, President and Co-Chief Executive Officer (Principal Executive Officer)
Date:	December 13, 2004	By:	/s/ Robert D. Joffe Robert D. Joffe, Director
Date:	December 13, 2004	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Gregory E. Johnson Gregory E. Johnson, President and Co-Chief Executive Officer (Principal Executive Officer)
Date:	December 13, 2004	By:	/s/ Rupert H. Johnson, Jr. Rupert H. Johnson, Jr., Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Thomas H. Kean Thomas H. Kean, Director
Date:	December 13, 2004	By:	/s/ Chutta Ratnathicam Chutta Ratnathicam, Director
Date:	December 13, 2004	By:	/s/ Peter M. Sacerdote Peter M. Sacerdote, Director
Date:	December 13, 2004	By:	/s/ Louis E. Woodworth Louis E. Woodworth, Director

Exhibits (other than 12, 21, 31.1, 31.2, 31.3, 32.1, 32.2 and 32.3) deleted, but filed with the Securities and Exchange Commission

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

For the Years Ended September 30,	2004	2003	2002	2001	2000
Income before taxes	$993,866	$700,203	$578,275	$637,790	$739,591
Add fixed charges:					
Interest expense-excluding interest on deposits	32,254	22,924	18,108	21,336	22,580
Interest expense-deposits	4,295	6,122	9,812	10,768	2,742
Interest factor on rent[1]	13,020	13,413	20,977	20,228	19,170
Total fixed charges	$49,569	$42,459	$48,897	$52,332	$44,492
Earnings before fixed charges and taxes on income	$1,043,435	$742,662	$627,172	$690,122	$784,083
Ratio of earnings to fixed charges-including interest on deposits	21.1	17.5	12.8	13.2	17.6
Ratio of earnings to fixed charges-excluding interest on deposits	23.0	20.3	15.8	16.3	18.7

[1] Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES

Name	State or Nation of Incorporation
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Cayman Islands
Darby Asia Investors (HK), Ltd.	Hong Kong
Darby Asia Investors, Ltd.	British Virgin Islands
Darby Emerging Markets Income Investments LLC	Delaware
Darby Emerging Markets Income Investments, Ltd.	Cayman Islands
Darby Emerging Markets Investments, LDC	Cayman Islands
Darby Global SICAV Managers, LLC	Delaware
Darby Holdings, Inc.	Delaware
Darby Latin American Mezzanine Investments	Cayman Islands
Darby Overseas Investments, Ltd.	Delaware
Darby Overseas Partners, L.P.	Delaware
Darby-BBVA Latin American Investors, Ltd.	Cayman Islands
DBVA de Mexico, S. de R. L. de C. V.	Mexico
DBVA Mexico Holdings I, LLC	Delaware
DBVA Mexico Holdings II, LLC	Delaware
FCC Receivables Corp.	Delaware
Fiduciary Financial Services Corp.	New York
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary International, Inc.	New York
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust Company of Canada	Canada
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California
Franklin Advisory Services, LLC	Delaware
Franklin Agency, Inc.	California
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, LLC	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Receivables LLC	Delaware
Franklin SPE LLC	Delaware
Franklin Templeton Alternative Strategies, Inc.	Delaware
Franklin Templeton AMC Limited	India
Franklin Templeton Asset Management (India) Private Limited	India

Name	State or Nation of Incorporation
Franklin Templeton Asset Management S.A.	France
Franklin Templeton Bank & Trust, F.S.B.	United States
Franklin Templeton Companies, LLC	Delaware
Franklin Templeton Fiduciary Bank & Trust Ltd.	Bahamas
Franklin Templeton France S.A.	France
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton Institutional, LLC	Delaware
Franklin Templeton Institutional Asia Limited	Hong Kong
Franklin Templeton Institutional Suisse S.A..	Switzerland
Franklin Templeton International Services (India) Private Limited	India
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investor Services, LLC	Delaware
Franklin Templeton Italia Società di Gestione del Risparmio Per Azioni	Italy
Franklin Templeton Management Luxembourg SA	Luxembourg
Franklin Templeton Portfolio Advisors, Inc.	California
Franklin Templeton Services Limited	Ireland
Franklin Templeton Services, LLC	Delaware
Franklin Templeton Switzerland Ltd.	Switzerland
Franklin Templeton Trustee Services Private Limited	India
Franklin/Templeton Distributors, Inc.	New York
Franklin/Templeton Travel, Inc.	California
FS Capital Group	California
FS Properties, Inc.	California
FTCI (Cayman) Ltd.	Cayman Islands
Happy Dragon Holdings Limited	British Virgin Islands
ITI Capital Markets Limited	India
MassMutual/Darby CBO IM, Inc.	Delaware
Pioneer ITI Mutual Fund Private Limited	India
Templeton Asian Direct Investments Limited	Hong Kong
Templeton Asset Management (Labuan) Limited	Malaysia
Templeton Asset Management Ltd.	Singapore
Templeton Capital Advisors Ltd.	Bahamas
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda.	Brazil
Templeton Franklin Global Distributors, Ltd.	Bermuda
Templeton Funds Annuity Company	Florida

Name	State or Nation of Incorporation
Templeton Global Advisors Limited	Bahamas
Templeton Global Holdings Ltd.	Bahamas
Templeton Heritage Limited	Canada
Templeton International, Inc.	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Research Poland SP.z.o.o.	Poland
Templeton Restructured Investments, L.L.C.	Delaware
Templeton Worldwide, Inc.	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware
TRFI Investments Limited	Cyprus

*All subsidiaries currently do business principally under their respective corporate name except as follows: Franklin Templeton Portfolio Advisors, Inc. operates through its Franklin Portfolio Advisors and Templeton Portfolio Advisors divisions. Some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

EXHIBIT 31.1

CERTIFICATION

I, Martin L. Flanagan, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ Martin L. Flanagan
Martin L. Flanagan
President and Co-Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gregory E. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ Gregory E. Johnson
Gregory E. Johnson
President and Co-Chief Executive Officer

EXHIBIT 31.3

CERTIFICATION

I, James R. Baio, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)**

I, Martin L. Flanagan, Co-Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ Martin L. Flanagan
Martin L. Flanagan
President and Co-Chief Executive Officer

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)**

I, Gregory E. Johnson, President and Co-Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ Gregory E. Johnson
Gregory E. Johnson
President and Co-Chief Executive Officer

EXHIBIT 32.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, James R. Baio, Senior Vice President and Chief Financial Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND; et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	No. C 04 0883 SI CERTIFICATE OF SERVICE

I, Erica K. Siegel, being first duly sworn, upon my oath, depose and say:

1. I am over the age of twenty-one years and am not a party to the within cause;

2. In my capacity as legal assistant employed by Keller Rohrback L.L.P., I caused to be served via electronic service through the ECF system of the USDC Northern District of California and/or mailed by regular mail, properly addressed and with postage thereon fully prepaid, and deposited at a United States Post Office in

Seattle, Washington on March 21, 2005, a true and correct copy of the attached document:

SECOND AMENDED COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940 AND PENDENT STATE CLAIMS; DEMAND FOR JURY TRIAL (COUNTS IV, V, VI, VII, and IX ONLY)

EXHIBITS 1-4

To the parties listed below:

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
Keller Rohrback P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
Fax: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman, LLC
174 East Bay Street
Charleston, SC 29401
(842) 727-6500
Fax: (842) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Co-Counsel for Plaintiffs

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Meredith N. Landy
Dale M. Edmondson
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, CA 94025-7019
BUSINESS (650) 473-2600
(Meredith Landy DID) (650) 473-2671
FAX (650) 473-2601

Daniel A. Pollack
Edward McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036
BUSINESS (212) 575-4700
FAX (212) 575-6560

Counsel for Defendants

I certify under penalty of the Laws of the United States that the foregoing is true and correct.

Executed in Seattle, Washington on March 21, 2005.

/s/ Erica K. Siegel
Erica K. Siegel